'33 Act File No. ________
'40 Act File No. 811-8301
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-6

REGISTRATION UNDER THE SECURITIES ACT OF 1933	☑
Pre-effective Amendment No.	☐
Post-effective Amendment No.	☐

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
Amendment No.	☐
(Check appropriate box or boxes.)

NATIONWIDE VLI SEPARATE ACCOUNT-4
(Exact Name of Registrant)

NATIONWIDE LIFE INSURANCE COMPANY
(Name of Depositor)

One Nationwide Plaza
Columbus, Ohio 43215
(Address of Depositor’s Principal Executive Offices) (Zip Code)

Depositor’s Telephone Number, including Area Code: (614) 249-7111

Thomas E. Barnes
VP and Secretary
One Nationwide Plaza
Columbus, Ohio 43215-2220
(Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering: As soon as practicable after effectiveness of registration statement

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Corporate Flexible Premium Variable Universal Life Insurance Policies

issued by

Nationwide Life Insurance Company

through

Nationwide VLI Separate Account-4

The date of this prospectus is as soon as practicable after effectiveness of registration statement.

*****

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

*****

PLEASE KEEP THIS PROSPECTUS FOR FUTURE REFERENCE.

Variable life insurance is complex, and this prospectus is designed to help you become as fully informed as possible in making your decision to purchase or not to purchase this variable life insurance policy. We encourage you to take the time to understand the policy, its potential benefits and risks, and how it might or might not benefit you. In consultation with your financial adviser, you should use this prospectus in conjunction with the policy and composite illustration to compare the benefits and risks of this policy against those of other life insurance policies and alternative investment instruments.

Please read this entire prospectus and consult with a trusted financial adviser. If you have policy-specific questions or need additional information, contact us. Also, contact us for free copies of the prospectuses for the mutual funds available in the policy.

Telephone:	1-877-351-8808
TDD:	1-800-238-3035
U.S. Mail:	Nationwide Life Insurance Company
Corporate Insurance Markets
One Nationwide Plaza (1-11-08)
Columbus, OH 43215-2220

Please understand that the policy terms will govern the way the policy works and all rights and obligations. This prospectus is not an offering in any jurisdiction where such offering may not lawfully be made.

These securities have not been approved or disapproved by the SEC nor has the SEC passed upon the accuracy or adequacy of the prospectus. Any representation to the contrary is a criminal offense.

This policy is NOT: FDIC or NCUSIF insured; a bank deposit; available in every state; or insured or endorsed by a bank or any federal government agency.
This policy MAY decrease in value to the point of being valueless.

The purpose of this policy is to provide life insurance protection for the beneficiary that you name. If your primary need is not life insurance protection, then purchasing this policy may not be in your best interest. We make no claim that the policy is in any way similar or comparable to a systematic investment plan of a mutual fund.

In thinking about buying this policy to replace existing life insurance, please carefully consider its advantages versus those of the policy you intend to replace, as well as any replacement costs. As always, consult your financial adviser.

Not all terms, conditions, benefits, programs, features and investment options are available or approved for use in every state.

Table of Contents
Page
In Summary: Policy Benefits	1
In Summary: Policy Risks	2
In Summary: Fee Tables	3
Policy Investment Options	6
Fixed Account
Variable Investment Options
Valuation of Accumulation Units
How Sub-Account Investment Experience is Determined
Transfers Among and Between the Policy Investment Options	8
Sub-Account Transfers
Fixed Account Transfers
Submitting a Transfer Request
The Policy	9
Generally
Policy Owner and Beneficiaries
Purchasing a Policy
Right to Cancel (Examination Right)
Premium Payments
Cash Value
Enhancement Benefit
Changing the Amount of Insurance Coverage
The Minimum Required Death Benefit
Exchanging the Policy
Terminating the Policy
Assigning the Policy
Reminders, Reports, and Illustrations
Policy Charges	14
Premium Load
Illustration Charge
Deferred Premium Load
Cost of Insurance Charge
Sub-Account Asset Charge
Base Specified Amount Charge
Administrative Charge
Policy Riders and Rider Charges	16
Change of Insured Rider
Supplemental Insurance Rider
Policy Owner Services	18
Dollar Cost Averaging
Policy Loans	18
Loan Amount and Interest Charged
Collateral and Interest Earned
Net Effect on Policy Loans
Repayment
Lapse	19
Grace Period
Reinstatement
Surrenders	20
Full Surrender
Partial Surrender
The Death Benefit	20
Calculation of the Death Benefit
Death Benefit Options
Maximum Death Benefit
Changes in the Death Benefit Option
Incontestability
Suicide
Policy Maturity	23
Extending the Maturity Date
Payment of Policy Proceeds	23

Table of Contents (continued)

Taxes	23
Types of Taxes
Buying the Policy
Investment Gain in the Policy
Periodic Withdrawals, Non-Periodic Withdrawals, and Loans
Surrendering the Policy
Withholding
Exchanging the Policy for Another Life Insurance Policy
Taxation of Death Benefits
Terminal Illness
Special Considerations for Corporations
Taxes and the Value of Your Policy
Non-Resident Aliens and Other Persons Who are not Citizens of the United States
Tax Changes
Nationwide Life Insurance Company	28
Nationwide VLI Separate Account-4	28
Organization, Registration, and Operation
Addition, Deletion, or Substitution of Mutual Funds
A Note on Charges
Voting Rights
Legal Proceedings	30
Nationwide Life Insurance Company
Nationwide Investment Services Corporation
Financial Statements	32
Appendix A: Sub-Account Information	33
Appendix B: Definitions	39

Appendix B defines certain words and phrases used in this prospectus.

In Summary: Policy Benefits

Death Benefit

The primary benefit of your policy is life insurance coverage. While the policy is In Force, we will pay the Death Benefit to your Beneficiary when the Insured dies.

Your Choice of Death Benefit Options

You choose one of three (3) available Death Benefit options.

Payout

You or your Beneficiary may choose to receive the Policy Proceeds: (i) in a lump sum, or (ii) or may leave the proceeds on deposit with us in an interest-bearing account.

Choice of Charge Structure

At the time of application, you elect how to allocate the Specified Amount, or Total Specified Amount, if applicable, among four policy components, each with a unique charge/commission structure.

Coverage Flexibility

Subject to conditions, you may choose to:

•	change the Death Benefit option;

•	increase or decrease the Specified Amount;

•	change your beneficiaries; and

•	change who owns the policy.

Access to Cash Value

Subject to conditions, you may:

•	Take a policy loan of no more than 90% of the Cash Value. The minimum loan amount is $500.

•	Take a partial surrender of at least $500.

•	Surrender the policy for its Cash Surrender Value at any time while the Insured is alive. The Cash Surrender Value will be the Cash Value, less any Indebtedness, plus any Enhancement Benefit.

Premium Flexibility

You will not be required to make Premium payments according to a schedule. Within limits, you may vary the frequency and amount of Premium payments, and you might even be able to skip making a Premium payment.

Investment Options

You may choose to allocate your Net Premiums to the fixed account or to one or more Sub-Accounts.

The fixed account will earn interest daily at an annual effective rate of no less than the stated interest crediting rate shown on the Policy Data Page.

The variable investment options offered under the policy are mutual funds designed to be the underlying investment options of variable insurance products. Nationwide VLI Separate Account-4 contains one Sub-Account for each of the mutual funds offered in the policy. The value of that portion of your Cash Value invested in the Sub-Accounts will depend on the Investment Experience of the Sub-Accounts you choose.

Transfers Between and Among Investment Options

You may transfer Cash Value between the fixed account and the variable investment options, subject to certain conditions. You may transfer among the Sub-Accounts within limits. We have implemented procedures intended to reduce the potentially detrimental impact that disruptive trading has on Sub-Account Investment Experience. We also offer dollar cost averaging, an automated investment strategy that spreads out transfers over time to try to reduce the investment risks of market fluctuations.

Taxes

Unless you make a withdrawal, generally, you will not be taxed on any earnings of the policy. This is known as tax deferral. Also, the Beneficiary generally will not have to include the Death Benefit as taxable income.

Assignment

You may assign the policy as collateral for a loan or another obligation while the Insured is alive.

Examination Right

For a limited time, you may cancel the policy and receive a refund.

Riders

You may elect any of the available Riders. Rider availability varies by state and there may be an additional charge. Riders available:

•	Change of Insured Rider (available at no charge); and

•	Supplemental Insurance Rider.

In Summary: Policy Risks

Improper Use

Variable universal life insurance is not suitable as an investment vehicle for short-term savings. It is designed for long-term financial planning. You will incur fees at the time of purchase that may more than offset any favorable Investment Experience. You should not purchase the policy if you expect that you will need to access its Cash Value in the near future.

Unfavorable Investment Experience

The Sub-Accounts to which you choose to allocate Net Premium may not generate a sufficient return to keep the policy from Lapsing. Poor Investment Experience could cause the Cash Value of your policy to decrease, which could result in a Lapse of insurance coverage.

Effect of Partial Surrenders and Policy Loans on Investment Experience

Partial surrenders or policy loans may accelerate a Lapse. A partial surrender will reduce the amount of Cash Value allocated among the Sub-Accounts you choose and the fixed account, too, if there is insufficient cash value in the Sub-Accounts. Thus, the remainder of your policy's Cash Value would have to generate enough positive Investment Experience to cover policy and Sub-Account charges to keep the policy In Force (at least until you repay the policy loan or make another Premium payment). The policy does have a Grace Period and the opportunity to reinstate insurance coverage. Under certain circumstances, however, the policy could terminate without value and insurance coverage would cease.

Reduction of the Death Benefit

A partial surrender may decrease the policy’s Death Benefit, depending on how the Death Benefit relates to the policy’s Cash Value and whether the partial surrender qualifies as “Preferred.”

Adverse Tax Consequences

Existing federal tax laws that benefit this policy may change at any time. These changes could alter the favorable federal income tax treatment the policy enjoys, such as the deferral of taxation on the gains in the policy's Cash Value and the exclusion from taxable income of the Proceeds we pay to the policy's Beneficiary. Also, not all policies are afforded the same tax treatment. Consult a qualified tax adviser on all tax matters involving your policy.

Fixed Account Transfer Restrictions and Limitations

In addition to allocating your Net Premium to one or more of the Sub-Accounts described above, you may direct part of your Net Premium into the fixed account.

Transfers to the fixed account. You may transfer amounts between the fixed account and the Sub-Accounts, subject to limits, without penalty or adjustment. Except as outlined in the “Exchanging the Policy Provisions,” we reserve the right to limit the allocations to the fixed account to no more than 25% of the Cash Value.

Transfers from the fixed account. We reserve the right to limit you to one transfer from the fixed account to the Sub-Accounts during any ninety (90) day period. We reserve the right to limit the amount that you may transfer during a policy year to the greater of: (a) 15% of that portion of the Cash Value attributable to the fixed account at the end of the prior policy year, and (b) 120% of the amount transferred from the fixed account during the preceding policy year.

Sub-Account Limitations

Frequent trading among the Sub-Accounts may dilute the value of Accumulation Units, cause the Sub-Account to incur higher transaction costs, and interfere with the Sub-Accounts' ability to pursue their stated investment objectives. This could result in lower Investment Experience and Cash Value. We have instituted procedures to minimize disruptive transfers. While we expect these procedures to reduce the adverse effect of disruptive transfers, we cannot ensure that we have eliminated these risks.

Sub-Account Investment Risk

A comprehensive discussion of the risks of the mutual funds held by each Sub-Account may be found in each mutual fund's prospectus. Read each mutual fund's prospectus before investing.

In Summary: Fee Tables

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering from the policy. The first table describes the fees and expenses that you will pay at the time that you apply Premium to the policy.

Transaction Fees
Charge	When Charge is Deducted	Amount Deducted
Premium Load	Upon making a Premium payment	Maximum Guaranteed: Policy Year 1: 10% Policy Years 2-5: 8% Policy Years 6+: 5% of each Premium payment	Current[1] Between 0% and 10% of each Premium payment
Illustration Charge[2]	Upon requesting an illustration	Maximum Guaranteed: $25	Current: $0

_______________________

1 The Premium Load varies according to the time of purchase, the amount of annual Premium, the amount of insurance coverage purchased via the Supplemental Insurance Rider, and the policy components you select.
2 If we begin to charge for illustrations, you will be expected to pay the Illustration Charge by check at the time of the request. This charge will not be deducted from the policy’s Cash Value.

The next table describes the fees and expenses that you will pay periodically during the time that you own the policy, not including mutual fund operating expenses.

Periodic Charges Other Than Mutual Fund Operating Expenses
Charge	When Charge is Deducted	Amount Deducted From Cash Value
Deferred Premium Load[1]	On the anniversary of the Policy Date in policy years 2 through 5	Maximum Guaranteed: 2% of aggregate Premium payments made in policy year 1, taken proportionally from the Sub-Accounts and the fixed account	Current: Between 0% and 2% of aggregate Premium payments made in policy year 1, taken proportionally from the Sub-Accounts and the fixed account
Base Policy Cost of Insurance[2]	Monthly	Maximum[3]: $83.33 per $1,000 of Net Amount At Risk, taken proportionally from the Sub-Accounts and the fixed account	Minimum: $0.03 per $1,000 of Net Amount At Risk, taken proportionally from the Sub-Accounts and the fixed account
Representative: an individual issue age 40, non-tobacco, in the tenth policy year, Death Benefit option 1, issued on a short-form, non-medical basis.	Monthly	$0.325 per $1,000 of Net Amount At Risk, taken proportionally from the Sub-Accounts and the fixed account[4]
Supplemental Insurance Rider Cost of Insurance	Monthly[5]	Maximum[3]: $83.33 per $1,000 of Rider Net Amount at Risk, taken proportionally from the Sub-Accounts and the fixed account	Minimum: $0.03 per $1,000 of Rider Net Amount at Risk, taken proportionally from the Sub-Accounts and the fixed account
Representative: an individual issue age 40, non-tobacco, in the tenth policy year, issued on a short-form, non-medical basis.	Monthly	$0.172 per $1,000 of Rider Net Amount at Risk, taken proportionally from the Sub-Accounts and the fixed account
Sub-Account Asset Charge[7]	Monthly, based on an annual rate[8]	Maximum Monthly Guaranteed [8]: 0.10357% of the monthly net assets of the Sub-Accounts, taken proportionally from the Sub-Accounts	Current Monthly [9]: Between 0% and 0.10357% of the monthly net assets of the Sub-Accounts, taken proportionally from the Sub-Accounts

______________________

1 The Deferred Premium Load (Maximum Guaranteed and Current) varies according to the time of purchase, the amount of aggregate Premium payments made in policy year 1, the amount of term insurance coverage purchased via the Supplemental Insurance Rider, and the policy component allocations you select.
2 The Cost of Insurance Charge varies according to the Insured’s age, gender (if not unisex classified), tobacco use, substandard ratings, underwriting class, the number of years from the Policy Date, the Specified Amount, and the policy component allocations you select.
3 The maximum Cost of Insurance does not include substandard rated policies. For substandard rated policies, the maximum Cost of Insurance is $125.00 per $1,000 of Net Amount at Risk, taken proportionally from the Sub-Accounts and fixed account.
4 This amount may not be representative of your cost. Ask for a policy illustration for information on your cost.
5 This charge will only be assessed if you purchase this optional rider.
6 This amount may not be representative of your cost. Ask for a policy illustration for information on your cost.
7 This charge is a charge assessed by us based on assets allocated to the Sub-Accounts and is in addition to any charges assessed by the mutual funds underlying the Sub-Accounts.
8 The maximum guaranteed annual rate for this charge is 1.25%. Maximum guaranteed annual & monthly charges are also shown on the Policy Data Pages.
9 The Sub-Account Asset Charge varies according to the policy component allocations you select.

Periodic Charges Other Than Mutual Fund Operating Expenses (continued)
Charge	When Charge is Deducted	Amount Deducted From Cash Value
Base Policy Specified Amount Charge	Monthly	Maximum Guaranteed: $0.40 per $1,000 of Specified Amount attributable to the base policy, taken proportionally from the Sub-Accounts and the fixed account	Current:[1] Between $0 and $0.30 per $1,000 of Specified Amount attributable to the base policy, taken proportionally from the Sub-Accounts and the fixed account
Supplemental Insurance Rider Specified Amount Charge	Monthly[2]	Maximum Guaranteed: $0.40 per $1,000 of Specified Amount attributable to the Supplemental Insurance Rider, taken proportionally from the Sub-Accounts and the fixed account	Current[3]: Between $0 and $0.05 per $1,000 of Specified Amount attributable to the Supplemental Insurance Rider, taken proportionally from the Sub-Accounts and the fixed account
Administrative Charge	Monthly	Maximum Guaranteed: $10 per policy, taken proportionally from the Sub-Accounts and the fixed account	Current: $5 per policy, taken proportionally from the Sub-Accounts and the fixed account
Policy Loan Interest Charge[4]	Annually[5]	Maximum Guaranteed: 3.50% of Indebtedness taken proportionally from the Sub-Accounts and the fixed account	Current: Between 2.00% and 3.50% of Indebtedness taken proportionally from the Sub-Accounts and the fixed account

____________________

1 The current charge varies according to the Specified Amount attributable to the base policy and the policy component allocations you select.
2 This charge will only be assessed if you purchase the Supplemental Insurance Rider.
3 The current charge varies according to the Specified Amount attributable to the Supplemental Insurance Rider and the policy component allocations you select.
4 The current and maximum guaranteed charges shown do not reflect the interest that is credited to amounts in the loan account. When the interest charged is netted against the interest credited, the net cost of a policy loan is lower than that which is stated above.
5Interest accrues daily and becomes due and payable on each yearly anniversary from the Policy Date, upon repayment of the loan, or upon taking an additional loan.

Representative costs may vary from the cost you would incur. Ask for an illustration for information on the costs applicable to your policy.

The next item shows the minimum and maximum total operating expenses, as of December 31, 2005, charged by the underlying mutual funds that you may pay periodically during the time that you own the policy. More detail concerning each mutual fund's fees and expenses is contained in the mutual fund's prospectus. Please contact us, at the telephone numbers or address on the first page of this prospectus, for free copies of the prospectuses for the mutual funds available under the policy.

Total Annual Mutual Fund Operating Expenses
Total Annual Mutual Fund Operating Expenses (expenses that are deducted from the mutual fund assets, including management fees, distribution (12b-1) fees, and other expenses)	Minimum 0.27%	Maximum 2.23%

Policy Investment Options

You designate how your Net Premium payments are allocated among the Sub-Accounts and/or the fixed account. Allocation instructions must be in whole percentages and must be at least one percent (1%) and the sum of the allocations must equal 100%.

Fixed Account

Net Premium that you allocate to the fixed investment option is held in the fixed account, which is part of our general account. Except as provided in the “Exchanging the Policy” section later in this prospectus, we reserve the right to limit allocations to the fixed account to no more than 25% of the policy’s Cash Value.

The general account is not subject to the same laws as the separate account and the SEC has not reviewed the disclosures in this prospectus relating to the fixed account.

The general account contains all of our assets other than those in the separate accounts, and funds the fixed account. These assets are subject to our general liabilities from business operations and are used to support our insurance and annuity obligations. Any amounts in excess of the separate account liabilities are deposited into our general account. We bear the full investment risk for all amounts allocated to the fixed account. The amounts you allocate to the fixed account will not share in the investment performance of our general account. Rather, the investment income you earn on your allocations will be based on varying interest crediting rates that we set.

We guarantee that the amounts you allocate to the fixed account will be credited interest daily at a net effective annual interest rate of no less than the interest crediting rate shown on the Policy Data Page. Interest crediting rates are set at the beginning of each calendar month, but are subject to change at any time, in our sole discretion. We will credit any interest in excess of the guaranteed interest crediting rate at our sole discretion. You assume the risk that the actual interest crediting rate may not exceed the guaranteed interest crediting rate. Interest that we credit to the fixed account may be insufficient to pay the policy’s charges.

Variable Investment Options

The variable investment options available under the policy are Sub-Accounts that correspond to mutual funds that are registered with the SEC. The mutual funds' registration with the SEC does not involve the SEC's supervision of the management or investment practices or policies of the mutual funds. The mutual funds listed are designed primarily as investments for variable annuity contracts and variable life insurance policies issued by insurance companies.

Each Sub-Account’s assets are held separately from the assets of the other Sub-Accounts, and each Sub-Account portfolio has investment objectives and policies that are different from those of the other Sub-Accounts. Thus, each Sub-Account operates as a separate investment fund, and the income or losses of one Sub-Account generally have no affect on the Investment Experience of the other Sub-Accounts.

The Sub-Accounts available through this policy are listed below. Appendix A contains additional information about each of the available Sub-Accounts, including its respective investment type, adviser, and expense information. For more information on the mutual funds, please refer to “Appendix A: Sub-Account Information” and/or the prospectuses for the mutual funds.

AIM Variable Insurance Funds
•	AIM V.I. Basic Value Fund: Series I Shares
•	AIM V.I. Capital Development Fund: Series I Shares
•	AIM V.I. International Growth Fund: Series I Shares
AllianceBernstein Variable Products Series Fund, Inc.
•	AllianceBernstein Growth and Income Portfolio: Class A
•	AllianceBernstein International Value Portfolio: Class A
•	AllianceBernstein Small/Mid Cap Value Portfolio: Class A
American Century Variable Portfolios, Inc.
•	American Century VP Value Fund: Class I*
•	American Century VP Vista Fund: Class I
Baron Capital Funds Trust
•	Baron Capital Asset Fund: Insurance Shares
DWS Variable Series II
•	Dreman High Return Equity VIP: Class B
Dreyfus
•	Dreyfus Investment Portfolios - Small Cap Stock Index Portfolio: Service Shares
•	Dreyfus Stock Index Fund, Inc.: Initial Shares
•	Dreyfus Variable Investment Fund - Appreciation Portfolio: Initial Shares

•	Dreyfus Variable Investment Fund - International Value Portfolio: Initial Shares
FAM Series Funds, Inc.
•	Mercury International Index Portfolio: Class II
FAM Variable Series Funds, Inc.
•	Mercury Large Cap Core V.I. Fund: Class II
Federated Insurance Series
•	Federated Quality Bond Fund II: Primary Shares
Fidelity Variable Insurance Products Fund
•	VIP Equity-Income Portfolio: Service Class*
•	VIP Growth Portfolio: Service Class
•	VIP Overseas Portfolio: Service Class
Fidelity Variable Insurance Products Fund II
•	VIP Contrafund® Portfolio: Service Class
•	VIP Investment Grade Bond Portfolio: Service Class*
Fidelity Variable Insurance Products Fund III
•	VIP Mid Cap Portfolio: Service Class
Franklin Templeton Variable Insurance Products Trust
•	Franklin Small Cap Value Securities Fund: Class 2
•	Templeton Foreign Securities Fund: Class 2

Gartmore Variable Insurance Trust
•	Federated GVIT High Income Bond Fund: Class I*
•	Gartmore GVIT Emerging Markets Fund: Class I
•	Gartmore GVIT Government Bond Fund: Class I
•	Gartmore GVIT Investor Destinations Funds: Class II
➢ Gartmore GVIT Investor Destinations Conservative Fund: Class II
➢ Gartmore GVIT Investor Destinations Moderately Conservative Fund: Class II
➢ Gartmore GVIT Investor Destinations Moderate Fund: Class II
➢ Gartmore GVIT Investor Destinations Moderately Aggressive Fund: Class II
➢ Gartmore GVIT Investor Destinations Aggressive Fund: Class II
•	Gartmore GVIT Money Market Fund: Class V
•	Gartmore GVIT Nationwide® Fund: Class I
•	GVIT Mid Cap Index Fund: Class I
•	GVIT Small Cap Growth Fund: Class I
•	GVIT Small Cap Value Fund: Class I
•	GVIT Small Company Fund: Class I
•	Van Kampen GVIT Multi Sector Bond Fund: Class I*
Janus Aspen Series
•	Balanced Portfolio: Service Shares
•	Forty Portfolio: Service Shares
•	Global Technology Portfolio: Service Shares
Lord Abbett Series Fund, Inc.
•	Mid-Cap Value Portfolio: Class VC
Neuberger Berman Advisers Management Trust
•	AMT Regency Portfolio: I Class
Oppenheimer Variable Account Funds
•	Oppenheimer Capital Appreciation Fund/VA: Non-Service Shares
•	Oppenheimer Global Securities Fund/VA: Non-Service Shares
PIMCO Variable Insurance Trust
•	All Asset Portfolio: Administrative Class
•	Low Duration Portfolio: Administrative Class
•	Real Return Portfolio: Administrative Class
•	Total Return Portfolio: Administrative Class
Pioneer Variable Contracts Trust
•	Pioneer High Yield VCT Portfolio: Class I Shares*
Royce Capital Fund
•	Royce Micro-Cap Portfolio
T. Rowe Price Equity Series, Inc.
•	T. Rowe Price Equity Income Portfolio: Class II
•	T. Rowe Price New America Growth Portfolio
•	T. Rowe Price Personal Strategy Balanced Portfolio
Van Kampen
The Universal Institutional Funds, Inc.
•	Emerging Markets Debt Portfolio: Class I
•	Mid Cap Growth Portfolio: Class I
•	U.S. Real Estate Portfolio: Class I
Van Eck Worldwide Insurance Trust
•	Worldwide Hard Assets Fund: Initial Class
W&R Target Funds, Inc.
•	Growth Portfolio
•	Real Estate Securities Portfolio

*These underlying mutual funds may invest in lower quality debt securities commonly referred to as junk bonds.

Valuation of Accumulation Units

We account for the value of your interest in the Sub-Accounts by using Accumulation Units. The number of Accumulation Units associated with a given Premium allocation is determined by dividing the dollar amount of Net Premium you allocated to the Sub-Account by the Accumulation Unit value for the Sub-Account, which is determined at the end of the Valuation Period that the allocation was received. The value of each Accumulation Unit varies daily based on the Investment Experience of the mutual fund in which the Sub-Account invests.

On each day that the New York Stock Exchange (“NYSE”) is open, each of the mutual funds in which the Sub-Accounts invest will determine its Net Asset Value (“NAV”) per share. We use each mutual fund's NAV to calculate the daily Accumulation Unit value for the corresponding Sub-Account. Note, however, that the Accumulation Unit value will not equal the mutual fund's NAV. This daily Accumulation Unit valuation process is referred to as “pricing” the Accumulation Units.

We will price Accumulation Units on any day that the NYSE and Nationwide are both open for business. Any transaction that you submit on a day when we are closed will not be effective until the next day that both Nationwide and the NYSE are open for business. Accordingly, we will not price Accumulation Units on these recognized holidays:

●New Year's Day	●Independence Day
●Martin Luther King, Jr. Day	●Labor Day
●Presidents’ Day	●Thanksgiving
●Good Friday	●Christmas
●Memorial Day

In addition, we will not price Accumulation Units if:

(1)	trading on the NYSE is restricted;

(2)	an emergency exists making disposal or valuation of securities held in the separate account impracticable; or

(3)	the SEC, by order, permits a suspension or postponement for the protection of security holders.

SEC rules and regulations govern when the conditions described items (2) and (3) exist.

Any transactions that we receive after the close of the NYSE will be effective as of the next Valuation Period that the NYSE and Nationwide are open.

How Sub-Account Investment Experience is Determined

The value of the Accumulation Units in your policy will vary daily depending on the Investment Experience of the mutual fund in which the Sub-Account invests. We account for these performance fluctuations by using a “net investment factor,” as described below, in our daily Sub-Account valuation calculations. Changes in the net investment factor may not be directly proportional to changes in the NAV of the mutual fund shares.

We determine the net investment factor for each Sub-Account on each Valuation Period by dividing (a) by (b), where:

(a) is the sum of:

•	the NAV per share of the mutual fund held in the Sub-Account as of the end of the current Valuation Period; and

•	the per share amount of any dividend or income distributions made by the mutual fund (if the date of the dividend or income distribution occurs during the current Valuation Period); plus or minus

•	a per share charge or credit for any taxes reserved for as a result of the Sub-Account's investment operations; and

(b) is the NAV per share of the mutual fund determined as of the end of the immediately preceding Valuation Period.

At the end of each Valuation Period, we determine the Sub-Account's Accumulation Unit value. The Accumulation Unit value for any Valuation Period is determined by multiplying the Accumulation Unit value as of the prior Valuation Period by the net investment factor for the Sub-Account for the current Valuation Period.

Transfers Among and Between the Policy Investment Options

Sub-Account Transfers

Policy owners may request transfers to or from the Sub-Accounts once per valuation day, subject to the terms and conditions of the policy and the mutual funds.

Neither the policies nor the mutual funds are designed to support active trading strategies that require frequent movement between or among Sub-Accounts (sometimes referred to as “market-timing” or “short-term trading”). If you intend to use an active trading strategy, you should consult your registered representative and request information on other Nationwide policies that offer mutual funds that are designed specifically to support active trading strategies.

We discourage (and will take action to deter) short-term trading in this policy because the frequent movement between or among Sub-Accounts may negatively impact other investors in the policy. Short-term trading can result in:

•	the dilution of the value of the investors' interests in the mutual fund;

•
mutual fund managers taking actions that negatively impact performance (i.e., keeping a larger portion of the mutual fund assets in cash or liquidating investments prematurely in order to support redemption requests); and/or

•	increased administrative costs due to frequent purchases and redemptions.

To protect investors in this policy from the negative impact of these practices, we have implemented, or reserve the right to implement, several processes and/or restrictions aimed at eliminating the negative impact of active trading strategies.

Policies Owned by Non-Natural Persons. For policies owned by a corporation or another legal entity, we monitor transfer activity for potentially harmful investment practices, but we do not systematically monitor the transfer instructions of individual persons. Our procedures include the review of aggregate entity-level transfers, not individual transfer instructions. It is our intention to protect the interests of all policy owners. It is possible, however, for some harmful trading to go on undetected by us. For example, in some instances, an entity may make transfers based on the instructions of multiple parties such as employees, partners, or other affiliated persons based on those persons participation in entity sponsored programs. We do not systematically monitor the transfer instructions of these individual persons. We monitor aggregate trades among the Sub-Accounts for frequency, pattern, and size. If two or more transfer events are submitted within a 30-day period, we may impose conditions on your ability to submit trades. These restrictions include revoking your privilege to make trades by any means other than written communication submitted via U.S. mail for a 12-month period.

Other Restrictions. We reserve the right to refuse, restrict or limit transfer requests, or take any other action we deem necessary, in order to protect policy owners and beneficiaries from the negative investment results that may result from short-term trading or other harmful investment practices employed by some policy owners (or third parties acting on their behalf). In particular, trading strategies designed to avoid or take advantage of Nationwide's monitoring procedures (and other measures aimed at curbing harmful trading practices) that are nevertheless determined by us to constitute harmful trading practices, may be restricted.

In addition, we may add new underlying mutual funds, or new share classes of currently available underlying mutual funds, that assess short-term trading fees. In the case of new share class additions, your subsequent allocations may be limited to that new share class. Short-term trading fees are a charge assessed by an underlying mutual fund when you transfer out of a Sub-Account before the end of a stated period. These fees will only apply to Sub-Accounts corresponding to underlying mutual funds that impose such a charge. The underlying mutual fund intends short-term trading fees to compensate the fund and its shareholders for the negative impact on fund performance that may result from disruptive trading practices, including frequent trading and short-term trading (market timing) strategies. The fees are not intended to adversely impact policy owners not engaged in such strategies. The separate account will collect the short-term trading fees at the time of the transfer by reducing the policy owner’s Sub-Account value. We will remit all such fees to the underlying mutual fund.

Any restrictions that we implement will be applied consistently and uniformly.

Fixed Account Transfers

Prior to the policy’s Maturity Date, you may make transfers involving the fixed account subject to the limits below, without penalty or adjustment. These transfers will be in dollars. We reserve the right to limit the frequency of transfers involving the fixed account.

Transfers to the Fixed Account. Except as provided in the “Exchanging the Policy” section later in this prospectus for transfers to the fixed account, we reserve the right to refuse any transfer to the fixed account if after such transfer, the fixed account would comprise more than 25% of the policy’s Cash Value.

Transfers from the Fixed Account. On transfers from the fixed account, we reserve the right to limit: (1) the amount you can transfer from the fixed account to the Sub-Account(s) to the greater of: (a) 15% of that portion of the Cash Value attributable to the fixed account as of the end of the previous policy year; or (b) 120% of the amount transferred from the fixed account during the previous policy year; and (2) the number of transfers to one during any ninety day period.

Submitting a Transfer Request

You can submit transfer requests in writing to our Home Office via first class U.S. mail. Our contact information is on the first page of this prospectus. Upon receipt, we will process a transfer request at the end of the current Valuation Period. We may also allow you to use other methods of communication, subject to limitations.

In instances of disruptive trading that we may determine, or may have already determined to be harmful to policy owners, we will, through the use of appropriate means available to us, attempt to curtail or limit the disruptive trading. If your trading activities, or those of a third party acting on your behalf, constitute disruptive trading, we will not limit your ability to initiate the trades as provided in your policy; however, we may limit your means for making a transfer or take other action we deem necessary to protect the interests of those investing in the affected Sub-Accounts. Please see “Sub-Account Transfers” earlier in this prospectus.

We will use reasonable procedures to confirm that transfer instructions are genuine and will not be liable for following instructions that we reasonably determine to be genuine.

Any computer system or telephone can experience slowdowns or outages that could delay or prevent our ability to process your request. Although we have taken precautions to help our systems handle heavy usage, we cannot promise complete reliability under all circumstances. If you are experiencing problems, please make your transfer request in writing.

The Policy

Generally

The policy is a legal contract. It will comprise and be evidenced by: a written contract; any Riders; any endorsements; the Policy Data Page(s); and the application, including any supplemental application. We will consider the statements you make in the application as representations, and we will rely on them as being true and complete. However, we will not void the policy or deny a claim unless a statement is a material misrepresentation. If you make an error or misstatement on the application, we will adjust the Death Benefit (including the Supplemental Insurance Rider Death Benefit, if applicable) and Total Cash Value accordingly.

Any modification (or waiver) of our rights or requirements under the policy must be in writing and signed by our president and corporate secretary. No agent may bind us by making any promise not contained in the policy.

We may modify the policy, our operations, or the separate account’s operations to meet the requirements of any law (or regulation issued by a government agency) to which the policy, our company, or the separate account is subject. We may modify the policy to assure that it continues to qualify as a life insurance contract under the federal tax laws. We will notify you of all modifications and we will make appropriate endorsements to the policy.

The policy is nonparticipating, meaning that we will not be contributing any operating profits or surplus earnings toward the policy Proceeds.

To the extent permitted by law, policy benefits are not subject to any legal process for the payment of any claim, and no right or benefit will be subject to the claims of creditors (except as may be provided by assignment).

In order to comply with the USA Patriot Act and rules promulgated thereunder, Nationwide will implement procedures designed to prevent policies described in this prospectus from being used to facilitate money laundering or the financing of terrorist activities.

Policy Owner and Beneficiaries

Policy Owner. The policy belongs to the Owner named in the application or as a result of a valid assignment. The Owner must be: (i) a corporation; (ii) a legal entity established by a corporation; or (iii) an individual affiliated with a corporation where (a) the policy fulfills certain corporate obligations, and (b) the individual is the Insured. The Insured is the person named in the application. The Owner must have an insurable interest in the Insured up to the full amount of coverage. Otherwise, this policy will not qualify as life insurance under applicable state and federal tax law. You should consult with a qualified adviser when determining the amount of coverage and before taking any action to increase the amount of coverage to ensure that you maintain a sufficient insurable interest.

The Owner may exercise all policy rights and options while the Insured is alive and may change the policy to the extent permitted by its terms.

You may name a different policy owner (while the Insured is alive) by submitting a written request satisfactory to us to our Home Office. Any such change request will become effective as of the date signed. However, it will not affect any payment made or action taken by us before the change was recorded by us. There may be adverse tax consequences to changing parties of the policy. We reserve the right to modify the Enhancement Benefit if a new Owner is named.

Beneficiaries. The principal right of a Beneficiary is to receive the Death Benefit upon the Insured's death. You designate the Beneficiary(ies) in the application for the policy. As long as the Insured is alive, you may: name more than one Beneficiary, designate primary and contingent Beneficiaries, and change or add Beneficiaries.

If a primary Beneficiary dies before the Insured, we will pay the Death Benefit to any surviving primary Beneficiaries. Unless you specify otherwise, we will pay multiple primary Beneficiaries in equal shares. A contingent Beneficiary will become the primary Beneficiary if all primary Beneficiaries die before the Insured and before any Proceeds become payable. You may name more than one contingent Beneficiary. Unless you specify otherwise, we will also pay multiple contingent Beneficiaries in equal shares. If no Beneficiary or contingent Beneficiary is alive upon the Insured’s death, we will pay the Death Benefit to you.

To change or add Beneficiaries, you must submit a written request to us at our Home Office. Any such change request will become effective as of the date signed. However, the change will not affect any payment we made or action we took before recording the change. We may also require that you send us your policy for endorsement before we record the change.

Purchasing a Policy

The policy is available for Insureds between the ages of 18 and 79 (ages may vary in your state). To purchase the policy, you must submit to us a completed application and the minimum initial Premium payment as stated on the Policy Data Page.

We must receive evidence of insurability that satisfies our underwriting standards (this may require a medical examination) before we will issue a policy. We can provide you with the details of our underwriting standards. We reserve the right to reject an application for any reason permitted by law. Specifically, if we have previously issued you policies that have aggregate scheduled annual premiums in excess of $15 million, we reserve the right to refuse to issue an additional policy to you. Additionally, we reserve the right to modify our underwriting standards at any time.

The minimum initial Specified Amount in most states is $50,000. We reserve the right to modify the minimum Specified Amount at any time.

Initial Premium Payment: The initial Premium payment is due on the Policy Date. Any due and unpaid policy charges will be subtracted from the initial Premium payment. Insurance coverage will not be effective until the initial Premium is paid, even if the Policy Date precedes the date the initial Premium is paid. You may pay the initial Premium to our Home Office or to our authorized representative. The minimum initial Premium payment is shown on the Policy Data Page. The initial Premium payment will not be applied to the policy until the underwriting process is complete.

The amount of your required minimum initial Premium payment will depend on the following factors: the initial Specified Amount, Death Benefit option elected, any Riders elected, the policy component allocation you select, the Insured's age, health, and activities.

Depending on the right to examine law of the state in which you live, initial Net Premium designated to be allocated to the Sub-Accounts may not be so allocated immediately upon our receipt. (Any initial Net Premium designated to be allocated to the fixed account will be so allocated immediately upon receipt.) If you live in a state that requires us to refund the initial Premium upon exercise of the free-look provision, we will hold all of the initial Net Premium designated to be allocated to the Sub-Accounts in the available money market Sub-Account or in the fixed account until the free-look period expires. At the expiration of the free-look period, we will transfer the amount designated to be allocated to the Sub-Accounts to the Sub-Accounts based on the allocation instructions in effect at the time of the transfer. If you live in a state that requires us to refund the Cash Value upon exercise of the free-look provision, we will allocate all of the initial Net Premium to the available money market Sub-Account. On the next Valuation Period, we will allocate all of the Cash Value to the designated Sub-Accounts based on the allocation instructions in effect at that time.

Insurance Coverage Effective Date: Unless your policy is issued pursuant to an exchange under Section 1035 of the Code, issuance of full insurance coverage occurs on the latest of:

•	the date we certify that the complete application materials have been submitted by the Owner and the underwriting conditions have been satisfied; or

•	the Policy Date; or

•	the date the initial Premium is received at our Home Office.

If your policy is issued as a result of an exchange under Section 1035 of the Code, issuance of full insurance coverage occurs on the later of:

•	the date the insurance carrier of the exchanged policy authorizes payment of such policy’s proceeds to us; or

•
the date we certify that the complete application materials have been submitted and the underwriting conditions have been satisfied, provided there is sufficient Premium to pay policy charges for at least 3 months.

We have the right to reject any application for insurance, in which case we will return your Premium within 2 business days.

With respect to policy reinstatement, the effective date of coverage will be the monthly anniversary of the Policy Date on or next following the date we approve the reinstatement. With respect to Specified Amount increases, an approved increase will have an effective date of the monthly anniversary of the Policy Date on or next following the date we approve the supplemental application unless you request, and we approve a different date. With respect to any decrease in coverage, the effective date of coverage will be the monthly anniversary of the Policy Date that falls on or next following the date we receive your request.

Insurance coverage will end upon the occurrence of any of the following: you request in writing to terminate coverage, the Insured dies, we pay the Maturity Proceeds, the Grace Period ends, or you surrender the policy in full.

Right to Cancel (Examination Right)

You may cancel your policy during the free-look period. The free-look period expires on the latest of: (i) 10 days after you receive the policy (or longer if required by state law); (ii) 45 days after you sign the application for this policy; or (iii) 10 days after we deliver to you a “Notice of Withdrawal Right.” If you decide to cancel the policy during the free-look period, return the policy to the sales representative who sold it to you or return it to us at our Home Office along with your written cancellation request. Within 7 days, we will refund the amount prescribed by the law of the state in which we issued the policy. This amount will be either the initial Premium payment or the policy's Cash Value. If the policy is canceled, we will treat the policy as if it was never issued.

Premium Payments

This policy does not require a payment of a scheduled Premium amount to keep it In Force. It will remain In Force as long as the conditions that cause a policy to Lapse do not exist. If you decide to make a subsequent Premium payment, you must send it to our Home Office. Each Premium payment must be at least $25. We will furnish Premium payment receipts.

You may make additional Premium payments at any time while the policy is In Force, subject to the following:

• We may require satisfactory evidence of insurability before accepting any additional Premium payment that results in an increase in the policy’s Net Amount At Risk.

• We will refund Premium payments that exceed the applicable premium limit established by the IRS to qualify the policy as a contract for life insurance. We will monitor Premiums paid and will notify you when the policy is in jeopardy of becoming a modified endowment contract.

Premium payments will be allocated according to the allocation instructions in effect at the time the Premium is received.

Cash Value

The policy has a Cash Value. There is no guaranteed Cash Value. The Cash Value will vary depending on how you allocate your Net Premium. Amounts allocated to the fixed account and loan account vary based on the daily crediting of interest to those accounts. Amounts allocated to the Sub-Accounts vary daily based on the Investment Experience. The Cash Value will also vary because we deduct the policy's periodic charges from it, as described below. So, if the policy's Cash Value is part of the Death Benefit option you have chosen, then your Death Benefit will fluctuate.

We compute the Cash Value of your policy by adding the Accumulation Unit values to the Net Premium you have allocated to the fixed investment option and adding any amount held in the loan account.

We will determine the value of the assets in the Sub-Accounts at the end of each Valuation Period. We will determine your Cash Value at least monthly. To determine the number of Accumulation Units credited to each Sub-Account, we divide the net amount you allocate to the Sub-Account by the Accumulation Unit value for the Sub-Account (using the next Valuation Period following when we receive the Premium).

If you surrender part or all of the policy, we will deduct a number of Accumulation Units from the Sub-Accounts and, if necessary, an amount from the fixed account that corresponds to the surrendered amount. Thus, your policy’s Cash Value will be reduced by the surrendered amount.

Similarly, when we assess certain charges or deductions, a number of Accumulation Units from the Sub-Accounts and an amount from the fixed account that corresponds with the charge or deduction will be deducted from the Cash Value. Unless you direct otherwise, we make these deductions in the same proportion that your interests in the Sub-Accounts and the fixed account bear to the policy’s Cash Value.

The Cash Value in the fixed account and the loan account are credited with interest daily at the guaranteed minimum annual effective rate stated on the Policy Data Page. We may decide to credit interest in excess of the guaranteed minimum annual effective rate. Upon request, we will inform you of the current applicable rates for each account.

On any date during the policy year, the Cash Value equals the Cash Value on the preceding Valuation Period, plus any Net Premium applied since the previous Valuation Period, minus any policy charges, plus or minus any Investment Experience, and minus any partial surrenders.

The Cash Value will be impacted by the monthly deductions. For each month, beginning on the Policy Date, the monthly deductions shall be calculated as:

1. Sub-Account Asset Charge; plus
2. Administrative Charge; plus
3. Specified Amount Charge, plus
4. Deferred Premium Load; plus
5. the monthly cost of any additional benefits provided by any Riders; plus
6. Cost of Insurance.

Enhancement Benefit

In certain circumstances, we will apply an Enhancement Benefit to the policy’s Cash Value. The minimum Enhancement Benefit available in policy year 1 equals 0.10% of Premium in policy year 1. The Enhancement Benefit, if any, varies based on the age and gender (if not unisex classified) of the Insured; the duration since the Policy Date; the Investment Experience, the first year’s charges assessed to the policy; and the policy component allocations you select. Depending upon the pattern of renewal Premium payments, the Enhancement Benefit may increase or decrease by policy year, but it is designed to decline to zero at the end of its scheduled durations, usually nine (9) years. If the Supplemental Insurance rider is in effect, the Enhancement Benefit will be reduced.

The Enhancement Benefit is paid from our General Account at the time the policy is completely surrendered. We reserve the right to postpone payment of the Enhancement Benefit for up to six (6) months. The Enhancement Benefit will not be applied to any policy that is surrendered to effectuate an exchange under Section 1035 of the Code. An Enhancement Benefit can not be taken from the policy as a partial surrender or a loan.

Changing the Amount of Insurance Coverage

You may request to change the Specified Amount. Changes to the Specified Amount will typically alter the Death Benefit. For more information, see “Changes in the Death Benefit Option,” beginning on page 23. Changes may result in additional charges. We reserve the right to limit the number of Specified Amount changes to one (1) each policy year.

Increases. To increase the Specified Amount, you must submit a written request to our Home Office and you must provide us with evidence of insurability that satisfies our underwriting standards. Any request to increase the Specified Amount must be for at least $10,000 and the Specified Amount after the increase may not exceed the Maximum Death Benefit. The Insured must be between 18 and 79 years old at the time of the request and after the increase, the Cash Surrender Value must be sufficient to keep the policy In Force for at least 3 months. An increase in the Specified Amount may cause an increase in the Net Amount At Risk. Because the Cost of Insurance Charge is based on the Net Amount At Risk, and because there will be a separate cost of insurance rate for the increase, this will usually cause the policy's Cost of Insurance Charge to increase. An increase in the Specified Amount may require you to make larger or additional Premium payments in order to avoid Lapsing the policy. Increases will be allocated among the policy components in the same manner as the most recent increase (in the absence thereof, in accordance with the original policy), unless an alternative allocation is specifically requested and approved by us. Approved increases to the Specified Amount will become effective on the next monthly anniversary of the Policy Date after we approve the supplemental application unless you request, and we approve, a different date.

Decreases. You may request to decrease the Specified Amount at any time after the first policy year. We apply Specified Amount decreases to the most recent Specified Amount increase, and continue applying the decrease backwards, ending with the original Specified Amount. The decreases will be applied in the same allocation of policy components that exists in the insurance being decreased, unless an alternative allocation is specifically requested and approved by us. We will deny any request to reduce the Specified Amount below the minimum Specified Amount shown on the Policy Data Page. We will also deny any request that would disqualify the policy as a contract for life insurance. To decrease the Specified Amount, you must submit a request to our Home Office.

The Minimum Required Death Benefit

The policy has a Minimum Required Death Benefit. The Minimum Required Death Benefit is the lowest Death Benefit that will qualify the policy as life insurance under Section 7702 of the Code.

The tax tests for life insurance generally require that the policy have a significant element of life insurance and not be primarily an investment vehicle. At the time we issue the policy, you irrevocably elect one of the following tests to qualify the policy as life insurance under Section 7702 of the Code:

• the cash value accumulation test; or

• the guideline premium/cash value corridor test.

If you do not elect a test, we will assume that you intended to elect the cash value accumulation test.

The cash value accumulation test determines the Minimum Required Death Benefit by multiplying the Cash Value by a percentage described in the federal tax regulations. The percentages depend upon the Insured's age, gender (if not unisex classified) and underwriting classification. Under the cash value accumulation test, there is no limit to the amount that may be paid in Premiums as long as there is sufficient Death Benefit in relation to the Cash Value at all times.

The guideline premium/cash value corridor test determines the Minimum Required Death Benefit by comparing the Death Benefit to an applicable percentage of the Cash Value. These percentages are set out in the Code, but the percentage varies only by the Attained Age of the Insured.

Regardless of which test you elect, we will monitor compliance to ensure that the policy meets the statutory definition of life insurance for federal tax purposes. As a result, the Death Benefit payable under the policy should be excludable from gross income of the Beneficiary for federal income tax purposes. We may refuse additional Premium payments or return Premium payments to you so that the policy continues to meet the Code's definition of life insurance.

Exchanging the Policy

At any time within the first 24 months of coverage from the Policy Date, you have a right to irrevocably elect to transfer 100% of the policy's Cash Value to the fixed account, irrespective of our right to limit transfers to the fixed account. After this election, your policy will no longer participate in the Investment Experience of the Sub-Accounts. Rather, the policy's Cash Value will be credited with the fixed account's interest rate. To invoke this right, you must submit your request to our Home Office on our specified forms.

In addition to your right to transfer the policy’s Cash Value, you also have an exchange right under the policy. At any time after the first 24 months of coverage from the Policy Date, you may surrender this policy and use the Cash Surrender Value to purchase a different policy on the Insured’s life, subject to (i) our approval; and (ii) the Insured (a) satisfying our underwriting standards of insurability and (b) paying all costs associated with the exchange. You may transfer Indebtedness to the new policy.

To invoke this right, you must submit your exchange request to our Home Office on our specified forms. The policy must be In Force and not in a Grace Period. The exchange may have tax consequences. The new policy will take effect on the exchange date only if the Insured is alive. This policy will terminate when the new policy takes effect.

Terminating the Policy

There are several ways that the policy can terminate. All coverage under your policy will terminate when any one of the following events occurs:

• you submit a written request to our Home Office to terminate coverage;

• the Insured dies;

• the Insured is alive on the Maturity Date (and you elect not to extend the Maturity Date);

• the policy Lapses; or

• you surrender the policy for its Cash Surrender Value (which may result in adverse tax consequences).

Assigning the Policy

You may assign any or all rights under the policy while the Insured is alive. If you do, your Beneficiary’s interest will be subject to the person(s)/entity(ies) to whom you have assigned such rights. Your assignment must be in a form satisfactory to us and must be recorded at our Home Office before it will become effective. Your assignment will be subject to any outstanding Indebtedness. If the assignment qualifies as an exchange under Section 1035 of the Code, there shall be no Enhancement Benefit applied. Any assignment will not affect any payments made or actions taken by us before we record it. We shall not be responsible for the sufficiency or validity of any assignment.

Reports and Illustrations

We will send you transaction confirmations. We will also send you an annual report that shows:

• the Specified Amount;

• Premiums paid;

• all charges since the last report;

• the current Cash Value;

• the Cash Surrender Value; and

• Indebtedness.

The report will also include any other information required by laws and regulations, both federal and state. We will send these reports to the address you provide on the application unless directed otherwise. At any time, you may ask for an illustration of future benefits and values under the policy. We reserve the right to assess a charge for illustrations.

Policy Charges

We will take deductions from Premium payments and/or the Cash Value, as applicable, to compensate us for the services and benefits we provide, the costs and expenses we incur, and the risks we assume. We may generate a profit from any of the charges assessed under the policy. We begin to deduct monthly charges from your policy's Cash Value on the Policy Date.

The charges reflect the costs and risks associated with your policy. For mortality purposes, each Insured is assigned to an underwriting class based upon his/her age, gender (if not unisex classified), smoker status, type of evidence of insurability, and insurability status. The characteristics of each Owner’s purchase will be evaluated and classified. The policy’s charges will take into account the amount and timing of expenses, the amount and timing of Premium payments, the expected asset persistency based on the purpose for which the corporation/entity is purchasing the policy. Currently, there are four policy components: A, B, C & D, each having a unique charge structure. We reserve the right to change the charge structure of any policy component at any time. We also reserve the right to eliminate any component or to add new components. Currently, the respective charge structures are as described below.

•
Policy Component A has a Premium Load that declines over the first 5 years plus a Deferred Premium Load based on year 1 Premium, which is charged in years 2-5. The monthly charges are higher than Components B & C and lower than Component D.

•	Policy Component B has a Premium Load that declines over the first 5 years. The monthly charges are similar to Component C and lower than Components A & D.

•	Policy Component C has a Premium Load that declines over the first 4 years, which is lower than the Premium Load on Components A & B. The monthly charges are similar to component B.

•	Policy Component D does not have a Premium Load. The monthly charges are higher than Components A, B & C.

This policy is complex. Your chosen allocation among policy components and the decision to elect or not to elect available riders impacts the amount of charges assessed to your policy. Your registered representative can provide you with illustrations showing the results of various policy component allocation configurations and the benefits/detriments of electing available riders. By comparing and discussing the various scenarios with your registered representative, he or she can answer any questions you have and help you make an informed decision.

When you submit your application to purchase the policy, you allocate the Specified Amount among the policy components. We reserve the right to limit your allocation to any policy component based on the amount and timing of Premium payments. Once the policy has been issued, changes to the policy component allocations are permitted only with our approval. Depending on the amount and timing of Premium payments and Investment Experience, at any point in time, the Cash Value and death benefit under any component may be more favorable than those of another component. Your chosen allocation among the policy components is documented on the Policy Data Page.

For information on the policy component commission structure, please refer to the Distribution, Promotional, and Sales Expenses section later in this prospectus. In addition to the charges listed below, there are also charges associated with the mutual funds in which the Sub-Accounts invest. While you will not pay these charges directly, they will affect the value of the assets you have allocated to the Sub-Accounts because these charges are reflected in the underlying mutual fund prices that we subsequently use to value your Sub-Account units. Please see the underlying mutual funds’ prospectuses for additional information about these charges.

Premium Load

We deduct a Premium Load from each Premium payment to partially reimburse us for our sales expenses and premium taxes, certain actual expenses, including acquisition costs and it also provides revenue for risk charges and profit. In your policy, this charge is referred to as the “Percentage of Premium Charge.” The Premium Load applicable to your policy depends on the policy component allocations you select, the date that you applied for or purchased the policy, the amount of annual Premium, and the amount of term insurance coverage you purchased via the Supplemental Insurance Rider. Currently, the Premium Load is no less than 0% and no more than 10% of each Premium payment. The Premium Load is guaranteed never to exceed 10% of each Premium payment for policy year 1; 8% for policy years 2-5; and 5% for policy years 6 and later.

Each increase in the Specified Amount will constitute new coverage, and the Premium Load attributable to the increased Specified Amount will be determined in the same manner as for a newly issued policy. For this purpose, premium payments will be allocated to each segment of increased Specified Amount in proportion to the amount of that segment’s increase to the total Specified Amount after all increases.

Illustration Charge

Currently, we do not assess an Illustration Charge, which would compensate us for the administrative costs of generating the illustration. However, we may, in the future, assess an Illustration Charge, which will not exceed $25 per illustration requested. Any Illustration Charge must be paid by check at the time of the illustration request. The Illustration Charge will not be deducted from the policy's Cash Value.

Deferred Premium Load

We deduct a Deferred Premium Load from the Cash Value in policy years 2 through 5. This charge partially compensates us for our sales expenses and premium taxes. It also provides revenue for risk charges or profit. In your policy, this charge is referred to as the “Deferred Percentage of Premium Charge.” The Deferred Premium Load applicable to your policy depends on the aggregate Premium payments made to the policy in the first policy year, the policy component allocations you select, the date that you applied for or purchased the policy, and the amount of term insurance coverage you purchased via the Supplemental Insurance Rider. Currently, the Deferred Premium Load is no less than 0% and no more than 2% of aggregate Premium payments made in policy year 1 and is guaranteed never to exceed 2% of aggregate Premium payments made in policy year 1. The Deferred Premium Load is deducted on the anniversary of the Policy Date in policy years 2 through 5 and is taken proportionally from your Sub-Account allocations and the fixed account. This charge is in addition to the Premium Load paid on Premium paid in those years. In particular, it is assessed regardless of whether any Premium is paid in those years.

Base Policy Cost of Insurance

We deduct a Cost of Insurance Charge from the policy's Cash Value on the Policy Date and on each monthly anniversary of the Policy Date to compensate us for expected mortality benefits and certain actual expenses, including acquisition costs and state and federal taxes. It also provides revenue for risk charges and profit. The Cost of Insurance Charge is the product of the Net Amount At Risk and the cost of insurance rate. The cost of insurance rate will vary by the Insured’s age, gender (if not unisex classified), tobacco use, substandard ratings, and underwriting class, the number of years from the Policy Date, and the policy component allocations you select. The cost of insurance rates are based on our expectations as to future mortality, investment earnings, persistency, expenses, and taxes. There may be a separate cost of insurance rate for the initial Specified Amount and any Specified Amount increase. The cost of insurance rates will never be greater than those shown on the Policy Data Page.

We will uniformly apply a change in any cost of insurance rate for Insureds of the same age, underwriting class and any substandard ratings, selected policy component allocations, and In Force policy duration. If a change in the cost of insurance rates causes an increase to your Cost of Insurance Charge, your policy’s Cash Value could decrease. If a change in the cost of insurance rates causes a decrease to your Cost of Insurance Charge, your policy's Cash Value could increase.

We may underwrite your policy on a non-medical basis that may result in a higher Cost of Insurance Charge. Non-medical underwriting means that a physical examination to obtain medical information on the proposed Insured is not required to issue the policy. The higher Cost of Insurance Charge would compensate us for assuming additional mortality risk as a result of issuing without the information that results from medical underwriting.

The Cost of Insurance Charge will be deducted proportionally from your Sub-Account allocations and the fixed account.

Please see the Policy Riders and Rider Charges section immediately below for information about coverage available via the Supplemental Insurance Rider. Currently, electing the rider will reduce the overall monthly charges associated with this policy. At least 10% of the Total Specified Amount must be allocated to base coverage.

Sub-Account Asset Charge

We deduct a monthly Sub-Account Asset Charge from the policy's Cash Value allocated to the Sub-Accounts to compensate us for certain actual expenses, including acquisitions costs and premium taxes. It also provides revenue for risk charges and profit. In your policy, this charge is referred to as the “Monthly Variable Subaccount Asset Charge.” We assess this charge in addition to any charges addressed by the mutual funds underlying the Sub-Accounts. The Sub-Account Asset Charge applicable to your policy depends on the policy component allocations you select. Currently, the Sub-Account Asset Charge is no less than 0% and no more than 0.10357%, on a monthly basis, of the net assets of you have allocated to the Sub-Accounts and is guaranteed never to exceed 0.10357% on a monthly basis1. Please see the Policy Data Pages for the guaranteed maximum annual and monthly charges.

The Sub-Account Asset Charge will be deducted proportionally from your Sub-Account allocations in advance of the first business day of each policy month.

Base Policy Specified Amount Charge

We deduct a monthly Base Policy Specified Amount Charge from the policy's Cash Value to compensate us for sales, underwriting, distribution and issuance of the policy. The charge applicable to your policy depends on the Specified Amount attributable to the base policy, the Cash Value and the policy component allocations you select. Currently, the Base Policy Specified Amount Charge is no less than $0 and no more than $0.30 per $1,000 of Specified Amount attributable to the base policy. The maximum guaranteed Base Policy Specified Amount Charge is $0.40 per $1,000 of Specified Amount.

The Base Policy Specified Amount Charge will be deducted proportionally from your Sub-Account allocations and the fixed account.

Administrative Charge

We deduct a monthly Administrative Charge from the policy's Cash Value to reimburse us for the costs of maintaining the policy, including accounting and recordkeeping. Currently, the Administrative Charge is $5 per month per policy. The maximum guaranteed Administrative Charge is $10 per month per policy.

The Administrative Charge will be deducted proportionally from your Sub-Account allocations and the fixed account.

Policy Riders and Rider Charges

You may elect/purchase one or more Riders available under the policy to meet your specific needs. Rider availability varies by state. Riders may not be elected/purchased independently of the policy. Upon termination of this policy, all Riders will also terminate.

We will assess any rider charge by taking deductions from the Cash Value to compensate us for the services and benefits we provide, the costs and expenses we incur, and the risks we assume. We may generate a profit from any of the rider charges. We begin to deduct monthly rider charges from your policy's Cash Value on the Policy Date or on the first monthly anniversary of the Policy Date after the rider is effective.

Change of Insured Rider

The benefit associated with the Change of Insured Rider is that you may designate a new Insured, subject to insurability and the conditions below. The costs and benefits under the policy after the change will be based on the underwriting classification and characteristics of the new Insured. The amount of insurance coverage after the Change Date shall be the Specified Amount shown on the application to change the Insured provided that (i) the policy continues to qualify as life insurance under the Code and (ii) such specified amount equals or exceeds the minimum Specified Amount shown on the Policy Data Page. You may elect this rider at the time of application or at any time while the policy is In Force. Coverage on the new Insured will become effective on the Change Date. Coverage on the previous Insured will terminate on the day before the Change Date. The Change Date is the first monthly anniversary on or next following the date the change of insured conditions are met. The Policy Date will not change.

Change of Insured Conditions:

1. At the time of the change, the new Insured must have the same business relationship to the Owner as did the previous Insured.

2. The new Insured may be required to submit evidence of insurability to us.

3. The new Insured must satisfy our underwriting requirements.

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1 Currently, the Sub-Account Asset Charge is no less than 0.05% and no more than 1.25%, on an annual basis, of the net assets of you have allocated to the Sub-Accounts and is guaranteed never to exceed 1.25% on an annual basis.

4. The policy must be In Force and not be in a grace period at the time of the change.

5. The new Insured must have been at least age eighteen on the Policy Date.

6. The Owner must make written application to change the Insured.

Change of Insured Rider Charge. There is no charge associated with the Change of Insured Rider.

Supplemental Insurance Rider

This rider will modify the amount of insurance coverage (death benefit) under the policy. The benefit associated with the Supplemental Insurance Rider is term life insurance on the Insured payable to the Beneficiary upon the Insured’s death, annually renewable until the Insured reaches Attained Age 100, in addition to the base Specified Amount. Currently, if you choose to purchase coverage under this rider, some of the charges associated with the policy will be reduced because this rider has policy components, specific to it, with some charges that are usually lower when compared to the base policy components. In general, the blending of the rider components with the base components reduces the overall charges associated with the policy. Certain benefits that are normally available under the policy may be reduced or eliminated when this rider is in effect. For example: (1) adding this rider results in a lower Enhancement Benefit; (2) in some years and/or at some ages the cost of insurance charge for the rider is more expensive than the cost of insurance for the base policy; and (3) you may not extend the Maturity Date with respect to the Rider Specified Amount. In the event that the Insured is living on the Maturity Date, the rider’s death benefit terminates. The addition of this rider results in lower commissions paid to the selling broker-dealer.

You may purchase this rider at the time of application or, with our written consent, at a later time provided that the policy is In Force and the rider is purchased before the Insured reaches Attained Age 100. If purchased at the time of application, the effective date of the rider is the same as the effective date of insurance coverage. See the “Insurance Coverage Effective Date” provision earlier in this prospectus. If purchased subsequently, the effective date will be the monthly anniversary of the Policy Date on or next following the date we approve your written request, unless you specify and we approve, a different date. The Rider Specified Amount may be combined with the Specified Amount (i.e., for the base policy) to satisfy the minimum specified amount shown on the Policy Data Page. However, while the rider is in effect, the base policy Specified Amount must be at least 10% of the minimum specified amount. You may request to either increase or decrease the Total Specified Amount, subject to certain restrictions.

The death benefit option chosen for the base policy will also be the death benefit option for the rider and calculation of the Combined Death Benefit. The current death benefit option in effect is shown on the Policy Data Page. While this rider is in effect, the term “Specified Amount” is replaced with “Total Specified Amount” for all death benefit options. The Combined Death Benefit is calculated using the Total Specified Amount.

After the Combined Death Benefit is calculated, it is attributed to the base policy and this rider, respectively, as follows:

1. The base policy death benefit will be equal to the sum of (i) the Cash Value and (ii) the product of (a) the total Net Amount at Risk for the base policy and this rider, and (b) the ratio of the base policy Specified Amount to the Total Specified Amount.

2. The Supplemental Insurance rider death benefit will be equal to the excess of the Combined Death Benefit over the death benefit for the base policy. Depending on the Cash Value and the Rider Specified Amount, the death benefit for this rider may, at times, be less than the Rider Specified Amount.

You may terminate this rider by submitting a written request to us at our Home Office. We may require that you submit the rider for endorsement. Terminating this rider may have the effect of increasing the amount of Death Benefit coverage provided by the base policy in order to maintain the qualification of the policy as a contract of life insurance under the Code. We reserve the right to deny any request to terminate this rider that would disqualify the policy as a contract of life insurance under the Code. If the policy is not issued as a modified endowment contract, terminating this rider may result in the policy becoming a modified endowment contract. We will notify the Owner if the policy's status is in jeopardy. This rider also terminates upon the earliest of the following dates:

1. The date policy is surrendered or terminated;
2. The date the policy Lapses;
3. The Insured’s death; or
4. The date the Insured reaches Attained Age 100.

There is no Cash Value attributable to this rider. Therefore, there is no Cash Surrender Value attributable to this rider available to you upon termination of this rider.

Supplemental Insurance Rider Cost of Insurance. If you elect the Supplemental Insurance Rider, we deduct a monthly Supplemental Insurance Rider Cost of Insurance to compensate us for providing term life insurance on the Insured. The charge for this rider is determined by multiplying the rider’s cost of insurance rate by the rider’s death benefit (described above). We base the supplemental insurance cost of insurance rate on our expectations as to future experience for factors such as mortality, persistency, expenses, and taxes. The supplemental insurance cost of insurance rate will vary by the Insured’s Issue Age, gender (if not unisex classified), tobacco use, substandard ratings, underwriting class, the year from the Policy Date, and the policy component allocations you select. The allocation among the components for the rider and the base policy will be the same unless you request, and we approve, a different allocation.

The Supplemental Insurance Rider Cost of Insurance will be deducted proportionally from your Sub-Account allocations and the fixed account. Because we deduct the Rider charge from the Cash Value, purchase of this Rider could reduce the amount of the Death Benefit when the Death Benefit depends on Cash Value.

Supplemental Insurance Rider Specified Amount Charge. If you purchase the Supplemental Insurance Rider, we deduct a monthly Supplemental Insurance Rider Specified Amount Charge from the policy's Cash Value to compensate us for sales, underwriting, distribution, and issuance of the policy. The charge applicable to your policy depends on the Rider Specified Amount, the Cash Value and the policy component allocations you select. Currently, the Supplemental Insurance Rider Specified Amount Charge is no less than $0 and no more than $0.05 per $1,000 of Rider Specified Amount. The maximum guaranteed Supplemental Insurance Rider Specified Amount Charge is $0.40 per $1,000 of Specified Amount.

The Supplemental Insurance Rider Specified Amount Charge will be deducted proportionally from your Sub-Account allocations and the fixed account.

Policy Owner Services

Dollar Cost Averaging

You may elect to participate in a dollar cost averaging program. Dollar cost averaging is an investment strategy designed to reduce the investment risks associated with market fluctuations and promote a more stable Cash Value and Death Benefit over time. Policy owners may direct us to automatically transfer specific dollar amounts from the fixed account and the GVIT - Gartmore GVIT Money Market Fund: Class V to any other Sub-Account. Transfers from the fixed account must be no more than 1/30th of the fixed account value at the time you elect to participate in the program.

You may elect to participate in the dollar cost averaging program at the time of application or at a later date by submitting an election form. An election to participate in the program that is submitted after application will be effective at the beginning of the next policy month. There is no charge for dollar cost averaging and dollar cost averaging transfers do not count as transfer events. We will continue to process dollar cost averaging transfers until there is no more value left in originating investment option(s) or until you instruct us to terminate your participation in the service.

Dollar cost averaging programs may not be available in all states. We do not assure the success of these strategies and we cannot guarantee that dollar cost averaging will result in a profit or protect against a loss. You should carefully consider your financial ability to continue these programs over a long enough period of time to purchase Accumulation Units when their value is low, as well as when their value is high. We may modify, suspend or discontinue these programs at any time. We will notify you in writing 30 days before we do so.

Policy Loans

After the expiration of the free-look period and while the policy is In Force, you may take a loan against the policy's Cash Value. Loan requests must be submitted in writing to our Home Office. You may increase your risk of Lapse if you take a policy loan. There also may be adverse tax consequences. You should obtain competent tax advice before you decide to take a policy loan.

Loan Amount and Interest Charged

While the policy is In Force, you may request a policy loan provided that, at the time of the loan request, the loan amount plus the Policy Loan Account does not exceed 90% of the Cash Value. Any applicable Enhancement Benefit is not available to be taken as a policy loan. The minimum loan amount is $500.

We charge interest on the amount of outstanding Indebtedness at the current rate of between 2.00% and 3.50% per annum. The maximum guaranteed rate is 3.50% per annum. The interest rate applicable to your policy depends on the policy components you select. Policy loan interest charge may provide revenue for risk charges and profit. We expect to charge an effective annual interest rate of 2.95% on the outstanding balance of your loan for the first fifteen policy years, 2.60% for years 16 through 30, and 2.00% thereafter.

The interest will accrue daily and is payable at the end of each policy year, at the time you take an additional loan, and at the time you make a loan repayment. If the interest is not paid when due, we will add it to the outstanding loan amount by transferring a corresponding amount of Cash Value from each Sub-Account to the loan account in the same proportion as your Sub-Account allocations.

Collateral and Interest Earned

As collateral for the policy loan, we will transfer Cash Value equal to the policy loan amount to the Policy Loan Account. Amounts transferred from the Sub-Accounts will be in the same proportion as your Sub-Account allocations, unless you instruct otherwise. We will only transfer amounts from the fixed account if the loan amount exceeds 90% of the Cash Value allocated to the Sub-Accounts.

Amounts in the Policy Loan Account will accrue and be credited daily interest at a rate not less than the stated interest crediting rate shown on your Policy Data Page.

Net Effect of Policy Loans

We will charge interest on the outstanding policy loan amount and credit interest to the Policy Loan Account at the same time. In effect, the policy loan interest rate is netted against the interest crediting rate, and this is the amount that you are “charged” for taking the policy loan.

The amount transferred to the Policy Loan Account will neither be affected by the Investment Experience of the Sub-Accounts, nor will it be credited with the same interest rates credited to fixed account allocations. Even if it is repaid, a policy loan will affect the policy, the Policy Loan Account, the Cash Surrender Value and the Death Benefit. If your total Indebtedness ever exceeds the policy's Cash Value, your policy may Lapse.

Repayment

You may repay all or part of a policy loan at any time while the policy is In Force during the Insured’s lifetime. The minimum repayment amount is $25. We will apply all loan repayments to the Sub-Accounts in the same proportion as your current Sub-Account allocations, unless you indicate otherwise. While your policy loan is outstanding, we will treat any payments that you make as Premium payments, unless you request that they be applied as policy loan repayments. Repaying a policy loan will cause the Cash Surrender Value to increase accordingly.

Lapse

The policy is at risk of Lapsing when the Cash Surrender Value is insufficient to cover the monthly policy charges. Before any policy Lapses, there is a Grace Period during which you can take action to prevent the Lapse. Subject to certain conditions, you may reinstate a policy that has Lapsed.

Grace Period

At the beginning of a Grace Period, we will send you a notice that will indicate the amount of Premium you must pay to avoid Lapsing the policy. This amount is equal to at least 4 times the current month’s policy charges. If you do not pay the indicated amount within 61 days, the policy and all Riders will Lapse.

The Grace Period will not alter the operation of the policy or the payment of the Proceeds.

Reinstatement

You may reinstate a Lapsed policy by:

• submitting, at any time within three year after the end of the Grace Period and before the Maturity Date, a written request to reinstate the policy;

• providing any evidence of insurability that we may require;

• paying sufficient Premium to keep the policy In Force for 3 months from the date of reinstatement;

• paying sufficient Premium to cover all policy charges that were due and unpaid during the Grace Period; and

• repaying or reinstating any Indebtedness that existed at the end of the Grace Period.

Subject to satisfactory evidence of insurability at the same rates, you may also reinstate the Supplemental Insurance rider.

The effective date of a reinstated policy (including any Riders) will be the monthly anniversary of the Policy Date on or next following the date we approve the application for reinstatement. If the policy is reinstated, the Cash Value on the date of reinstatement will be set equal to the Cash Value at the end of the Grace Period. We will then add to the Cash Value any Premiums or loan repayments that you made to reinstate the policy.

The Sub-Account allocations that were in effect at the start of the Grace Period will be reinstated, unless you indicate otherwise.

Surrenders

Full Surrender

You may entirely surrender the policy for the Cash Surrender Value at any time while the Insured is alive and the policy is In Force. A surrender will be effective as of the date we receive your written surrender request on a form acceptable to us at our Home Office. We may also require you to return the policy. We reserve the right to postpone payment of that portion of the Cash Surrender Value attributable to the fixed account for up to 6 months. The Cash Surrender Value will be paid to you in a lump sum, unless you elect to leave the Proceeds on deposit with us (or an affiliate).

No Enhancement Benefit will be applied to a policy that is surrendered pursuant to Section 1035 of the Code.

Partial Surrender

You may request, in writing to our Home Office, a partial surrender of the policy’s Cash Surrender Value at any time after the policy has been In Force for one year. We may require that you send the policy to us for endorsement.

We reserve the right to limit the number of partial surrenders to one per policy year. The minimum amount of any partial surrender request is $500; the maximum amount of a partial surrender is the Cash Value less the greater of $500 or the amount equal to 3 months of policy charges. Any applicable Enhancement Benefit is not available to be taken as a partial surrender. A partial surrender cannot cause the Total Specified Amount to be reduced below the minimum Specified Amount indicated on the Policy Data Page, and after any partial surrender, the policy must continue to qualify as life insurance under Section 7702 of the Code. Partial surrenders may be subject to income tax penalties. They could also cause your policy to become a “modified endowment contract” under the Code, which could change the income tax treatment of any distribution from the policy. We reserve the right to postpone payment of that portion of the partial surrender attributable to the fixed account for up to 6 months.

If you take a partial surrender, we will surrender Accumulation Units from the Sub-Accounts proportionally based on the current assets allocated to each Sub-Account to equal the amount of the partial surrender. If there are insufficient Accumulation Units available, we will surrender amounts from the fixed account.

Reduction of the Specified Amount due to a Partial Surrender. When you take a partial surrender, we will generally reduce the Specified Amount to prevent an increase in the Net Amount At Risk. The policy’s charges going forward will be based on the new Specified Amount. Any reduction of the Specified Amount will be made in the following order: against the most recent increase in the Specified Amount, then against the next most recent increases in the Specified Amount in succession, and finally, against the initial Specified Amount.

In some instances, we will not reduce the Specified Amount by the full amount of the partial surrender. For preferred partial surrenders, we will reduce the Specified Amount by no more than the difference between the partial surrender and any preferred partial surrenders. A preferred partial surrender is a partial surrender that:

• occurs before the 15th anniversary of the Policy Date; and

• when added to any prior preferred policy surrenders in that same policy year, it does not exceed 10% of the Cash Surrender Value as of the beginning of the policy year.

Normally, we will pay the surrender amount within thirty days after we receive your written request in good order at our Home Office. We reserve the right to delay payment of the Cash Surrender Value arising from the fixed account for six months. Generally, if the policy has a Cash Surrender Value in excess of the Premiums you have paid, the excess upon surrender will be included in your income for federal income tax purposes.

The Death Benefit

Calculation of the Death Benefit

We will calculate the Death Benefit and pay it to the Beneficiary when we receive (at our Home Office) all information required to process the Death Benefit, including, but not limited to, proof that the Insured has died. The Death Benefit may be subject to an adjustment if you make an error or misstatement upon application, or if the Insured dies by suicide. The Death Benefit will be paid to the Beneficiary in a lump sum, unless the Beneficiary elects to leave the Death Benefit on deposit with us (or an affiliate).

While the policy is In Force, the Death Benefit on the base policy will never be less than the Specified Amount associated with the base policy. The Death Benefit will depend on which Death Benefit option you have chosen and the tax test you have elected, as discussed in greater detail below. Also, the Death Benefit may vary with the Cash Value of the policy, which is affected by Investment Experience, outstanding Indebtedness, and any due and unpaid policy charges that accrued during a Grace Period.

Death Benefit Options

There are 3 Death Benefit options under the policy. You may choose one. If you do not choose one of the following Death Benefit options, we will assume that you intended to choose Death Benefit Option 1. Not all Death Benefit options are available in all states.

Death Benefit Option 1. The Death Benefit will be the greater of:

• the Specified Amount as of the date of the Insured’s death, or

• the applicable percentage of the Enhanced Cash Value as of the date of the Insured’s death.

Death Benefit Option 2. The Death Benefit will be the greater of:

• the Specified Amount plus the Enhanced Cash Value as of the date of the Insured’s death, or

• the applicable percentage of the Enhanced Cash Value as of the date of the Insured’s death.

Death Benefit Option 3. The Death Benefit will be the greater of:

• (a) plus (b), where:

(a) = the Specified Amount as of the date of the Insured’s death; and

(b) = the greater of zero or the lesser of (i) and (ii), where

(i) = the Death Benefit Option 3 maximum increase shown on the Policy Data Page; and

(ii) = the Total Accumulated Premium Amount. The Total Accumulated Premium Amount total of all Premium payments as of the date of the Insured’s death accumulated at the Death Benefit Option 3 interest rate shown on the Policy Data Page, less the total of all partial surrenders taken from the policy as of the date of the Insured’s death accumulated at the Death Benefit Option 3 interest rate shown on the Policy Data Page; or

• The applicable percentage of the Enhanced Cash Value as of the date of the Insured’s death.

Maximum Death Benefit

We reserve the right to limit the Death Benefit to the Maximum Death Benefit shown on the Policy Data Page. Currently, for Option1 and Option 2, the maximum Death Benefit is equal to the sum of the Cash Value and the lesser of (i) 200% of the Specified Amount on the policy issue date and (ii) $8,000,000. For Option 3, the maximum Death Benefit is equal to the lesser of (i) 200% of the Specified Amount plus the lesser of (a)_ the Option 3 maximum increase and (b) the Total Accumulated Premium Amount; and (ii) the sum of the Cash Value and $8,000,000. We may increase the maximum Death Benefit in our sole discretion.

For each Valuation Period and upon the death of the Insured, we will determine whether the policy’s Cash Value would cause the Death Benefit to be greater than the Maximum Death Benefit. If the Death Benefit would exceed the Maximum Death Benefit, and we choose to exercise our limitation right, we will surrender an amount from the policy to lower the Cash Value. The partial surrender will be for the amount necessary to lower the Cash Value to a level that would result in the Death Benefit not exceeding the sum of the Cash Value and the lesser of (i) 180% of the Specified Amount on the policy issue date and (ii) $7,200,000. If Death Benefit Option 3 is applicable and the Accumulated Premium Amount is greater than the Cash Value, we reserve the right to reduce the amount previously credited to the Accumulated Premium Amount to an amount equal to 90% of the Cash Value immediately before the distribution. For example, if at the time of the pre-death distribution, your Cash Value is $100 and your Accumulated Premium Amount is $102, we would reduce your Accumulated Premium Amount by $12 to $90 (i.e., 90% of the Cash Value). The Accumulated Premium Amount will not become less than zero because of a pre-death distribution. The partial surrender will be deducted proportionally from your Sub-Account allocations and the fixed account. The partial surrender amount will be paid to the Owner via check and will be accompanied by a confirmation statement. Partial surrenders may result in adverse tax consequences that are the sole responsibility of the Owner.

The maximum Death Benefit may, under certain circumstances, curtail the flexibility that the policy affords you. For example, the policy's Cash Value may increase at a rate that outpaces the ratio of Cash Value to life insurance permitted under the Internal Revenue Code. In some instances, you and we may address this situation by increasing the Specified Amount of insurance so that the policy's ratio of Cash Value to life insurance is readjusted to comply with the Code definition. If, however, an increase in the Specified Amount would cause the Death Benefit to exceed the maximum Death Benefit, then this method of achieving compliance with the Code definition of life insurance may not be available.

We will notify you that a pre-death distribution and/or a reduction in the Accumulated Premium Amount has been generated. We will send this notice no later than thirty days after we become aware that the maximum Death Benefit has been exceeded. Taxes arising from the pre-death distribution, if any, are your responsibility. We urge you to confer with your tax adviser regarding tax implications of receiving a pre-death distribution prior to the purchase of this policy.

If the Death Benefit would exceed the Maximum Death Benefit, and we choose not to exercise our limitation right, we will increase the Maximum Death Benefit amount by endorsing the policy or reissuing the Policy Data Page.

Changes in the Death Benefit Option

After the first policy year, you may elect to change the Death Benefit option from either Death Benefit Option 1 to Death Benefit Option 2, or from Death Benefit Option 2 to Death Benefit Option 1. You may not change to Death Benefit Option 3. However, you may change from Death Benefit Option 3 to Death Benefit Option 1 or Death Benefit Option 2. We will permit only one change of Death Benefit option per policy year. The effective date of a change will be the monthly anniversary of the Policy Date following the date we approve the change.

For any change in the Death Benefit option to become effective, the Cash Surrender Value after the change must be sufficient to keep the policy In Force for at least three months.

Upon effecting a Death Benefit option change, we will adjust the Specified Amount so that the Net Amount At Risk remains the same. The policy’s charges going forward will be based on the adjusted Specified Amount causing the charges to be higher or lower than they were prior to the change. We will refuse a Death Benefit option change that would reduce the Specified Amount to a level where the Premium you have already paid would exceed any premium limit under the tax tests for life insurance.

Where the policy owner has selected the guideline premium/cash value corridor test, a change in Death Benefit option will not be permitted if it results in the total Premiums paid exceeding the maximum premium limitations under Section 7702 of the Code.

Incontestability

Except for material misrepresentations, we will not contest payment of the Death Benefit based on the initial Specified Amount or Total Specified Amount, if applicable, after the policy has been In Force during the Insured's lifetime for 2 years from the Policy Date.

For any change in Specified Amount requiring evidence of insurability, we will not contest payment of the Death Benefit based on such increase after it has been In Force during the Insured's lifetime for 2 years from its effective date.

We will not contest the reinstatement of the policy after the reinstated policy has been In Force during the Insured’s lifetime for 2 years from the effective date of the reinstatement. We will not contest the policy after a change in the Insured (pursuant to election of the Change of Insured Rider) after it has been In Force during the new Insured’s lifetime for 2 years from the Change Date.

Suicide

If the Insured dies by suicide, while sane or insane, within 2 years from the Policy Date or the reinstatement date, we will pay no more than the sum of the Premiums paid, less any Indebtedness, and less any partial surrenders. If such Insured’s policy had an Supplemental Insurance Rider, we will return the charges deducted for such rider, but not pay the death benefit.

If the Insured dies by suicide, while sane or insane, within 2 years from the date we accept an application for an increase in the Specified Amount, we will pay no more than the Death Benefit associated with insurance that has been In Force for at least 2 years from the Policy Date, plus the Cost of Insurance Charges associated with any increase in Specified Amount that has been In Force for a shorter period.

If the Insured dies by suicide, while sane or insane, within 2 years from the effective date of a change of Insured (pursuant to the terms of the Change of Insured Rider, if elected), we will pay no more than the Cash Value as of the Change Date, plus any Premium paid since such date, less any Indebtedness, and less any partial surrenders.

If the policy was issued pursuant to an exchange under Section 1035 of the Code, and the Insured dies by suicide within 2 years of the Policy Date, we will pay a Death Benefit equal to the lesser of: (a) the amount of insurance under the exchanged policy as of the Policy Date; or (b) the Specified Amount of this policy. This provision only applies if the Owner is also the Beneficiary, and if the exchanged policy was originally issued more than 2 years prior to the Policy Date of this policy.

Policy Maturity

If the policy is In Force on the Maturity Date, we will pay the Maturity Proceeds to you, generally, within 7 days of the Maturity Date. The payment will be postponed, however, when: the New York Stock Exchange is closed; the SEC restricts trading or declares an emergency; the SEC permits us to defer it for the protection of our policy owners; or the Proceeds are to be paid from the fixed account. The Proceeds will equal the policy's Cash Value minus any Indebtedness and will be paid directly to you in a lump sum, unless you elect to leave the Proceeds on deposit with us (or an affiliate) in an interest-bearing account. After we pay the Proceeds, the policy is terminated.

Extending the Maturity Date

Prior to the Maturity Date, we will send you a notice and election form informing you of your option to extend the Maturity Date of this policy. To invoke the option, you must return the properly executed election form to our Home Office by the Maturity Date. If you do not invoke the option or we do not receive the form by the Maturity Date, the Maturity Proceeds will be paid to you according to your policy’s settlement provisions. Note: if the Supplemental Insurance rider is in effect, you may not extend the Maturity Date with respect to Rider Specified Amount.

If you elect to extend the Maturity Date, the extended Maturity Date will be the date of the Insured's death, at which time we will pay the Proceeds to the Beneficiary. During this Maturity Date extension, the policy will operate the same as it did prior to the extension, except as follows:

(1)  no changes to the Specified Amount will be allowed;

(2)  the Proceeds will equal the Cash Value;

(3)  Death Benefit Options 2 and 3 will be changed to a revised Death Benefit 1 where the death benefit equals the Cash Value only;

(4)  no additional Premium payments will be allowed;

(5)  no additional periodic charges will be deducted; and

(6)  100% of the policy's Cash Value will be transferred to the fixed account.

If you extend the Maturity Date, we will endorse the policy to reflect the changes above. The Maturity Date will not be extended if such extension would cause the policy to fail the definition of life insurance under the Code.

Payment of Policy Proceeds

We will pay Proceeds in a lump sum, unless the recipient elects to leave the Proceeds on deposit with us (or an affiliate) in an interest-bearing account.

Normally, we will make a lump sum payment of the Proceeds within thirty days after we receive your written request in good order at our Home Office. However, we will postpone payment of the Proceeds on the days that we are unable to price Accumulation Units. Proceeds are paid from our general account. We also reserve the right to delay payment of that portion of the Cash Surrender Value attributable to the fixed account for up to six months.

Taxes

The tax treatment of life insurance policies under the Code is complex and the tax treatment of your policy will depend on your particular circumstances. Seek competent tax advice regarding the tax treatment of the policy given your situation. The following discussion provides an overview of the Code’s provisions relating to certain common life insurance policy transactions. It is not and cannot be comprehensive, and it cannot replace personalized advice provided by a competent tax professional.

Types of Taxes

Federal Income Tax. Generally, the United States assesses a tax on income, which is broadly defined to include all items of income from whatever source, unless specifically excluded. Certain expenditures can reduce income for tax purposes and correspondingly the amount of tax payable. These expenditures are called deductions. While there are many more income tax concepts under the Code, the concepts of “income” and “deduction” are the most fundamental to the federal income tax treatment that pertains to this policy.

Federal Transfer Tax. In addition to the income tax, the United States also assesses a tax on some or all of the value of certain transfers of wealth made by gift while a person is living (the federal gift tax), and by bequest or otherwise at the time of a person’s death (the federal estate tax).

The federal gift tax is imposed on the value of the property (including cash) transferred by gift. Each donor is allowed to exclude an amount (in 2006, up to $12,000 per recipient) from the value of the gift. In addition, each donor is allowed a credit against the first million dollars in lifetime gifts (calculated after taking into account the $12,000 exclusion amount). An unlimited marital deduction may be available for certain lifetime gifts made by the donor to the donor's spouse. Unlike the estate tax, the gift tax is not scheduled to be repealed.

In general, in 2006, an estate of less than $2,000,000 (inclusive of certain pre-death gifts) will not incur a federal estate tax liability. The $2 million amount increases to $3.5 million in 2009. The federal estate tax (but not the federal gift tax) is scheduled to be repealed effective after 2009; however, unless Congress acts to make that repeal permanent, the estate tax is scheduled to be reinstated with respect to decedents who die after December 31, 2010. If the estate tax is reinstated and Congress has not acted further, the size of estates that will not incur an estate tax will revert to $1 million.

An unlimited marital deduction may be available for federal estate tax purposes for certain amounts that pass to the surviving spouse.

If the transfer is made to someone two or more generations younger than the transferor, the transfer may be subject to the federal generation-skipping transfer tax (“GSTT”). The GSTT provisions generally apply to the same transfers that are subject to estate or gift taxes. The tax is imposed at a flat rate equal to the maximum estate tax rate (for 2006, 46%, which will decrease again in 2007, when it will be 45%), and there is a provision for an aggregate $1 million exemption. The GSTT tax is scheduled to be repealed effective after 2009; however, unless Congress acts to make that repeal permanent, the GSTT tax is scheduled to be reinstated on January 1, 2011 at a rate of 55%.

State and Local Taxes. State and local estate, inheritance, income and other tax consequences of ownership or receipt of Policy Proceeds depend on the circumstances of each policy owner or beneficiary. While these taxes may or may not be substantial in your case, the specific nature of these taxes preclude a useful description of them in this prospectus.

Buying the Policy

Federal Income Tax. Generally, the Code treats life insurance Premiums as a personal expense. This means that under the general rule you cannot deduct from your taxable income the Premiums paid to purchase the policy.

Federal Transfer Tax. Generally, the Code treats the payment of Premiums on a life insurance policy as a gift when the Premium payment benefits someone else (such as when premium payments are paid by someone other than the policy owner). Gifts are not generally included in the recipient’s taxable income. If you (whether or not you are the Insured) transfer ownership of the policy to another person, the transfer may be subject to a federal gift tax.

Investment Gain in the Policy

The income tax treatment of changes in the policy’s Cash Value depends on whether the policy is “life insurance” under the Code. If the policy meets the definition of life insurance, then the increase in the policy’s Cash Value is not included in your taxable income for federal income tax purposes unless it is distributed to you before the death of the insured.

To qualify as life insurance, the policy must meet certain tests set out in Section 7702 of the Code. In addition to meeting the tests required under Section 7702, Section 817(h) of the Code requires that the investments of the separate account be adequately diversified. Regulations under Code Section 817(h) provide that a variable life policy that fails to satisfy the diversification standards will not be treated as life insurance unless such failure was inadvertent, is corrected, and the policy owner or the issuer pays an amount to the IRS. If the failure to diversify is not corrected, the income and gain in the contract would be treated as taxable ordinary income for federal income tax purposes.

Representatives of the IRS have informally suggested, from time to time, that the number of underlying mutual funds available or the number of transfer opportunities available under a variable product may be relevant in determining whether the product qualifies for the desired tax treatment. In 2003, the IRS issued formal guidance, in Revenue Ruling 2003-91, that indicates that if the number of underlying mutual funds available in a variable insurance product does not exceed 20, the number of funds alone would not cause the policy to not qualify for the desired tax treatment. The IRS has also indicated that exceeding 20 investment options may be considered a factor, along with other factors including the number of transfer opportunities available under the policy, when determining whether the policy qualifies for the desired tax treatment. The revenue ruling did not indicate the number of fund options, if any, that would cause the policy to not provide the desired tax treatment. Should the U.S. Secretary of the Treasury issue additional rules or regulations limiting: the number of underlying mutual funds, transfers between underlying mutual funds, exchanges of underlying mutual funds or changes in the investment objectives of underlying mutual funds such that the policy would no longer qualify as life insurance under Section 7702 of the Code, we will take whatever steps are available to remain in compliance.

We will monitor compliance with Code Section 817(h) and the regulations applicable to Section 817(h) and, to the extent necessary, will change the objectives or assets of the Sub-Account investments to remain in compliance. We will also monitor the policy’s compliance with Code Section 7702. Thus, the policy should receive federal income tax treatment as life insurance.

Periodic Withdrawals, Non-Periodic Withdrawals and Loans

The tax treatment described in this section applies to withdrawals and loans you choose to take from the policy. It also applies to Premiums we accept but then return to meet the Code's definition of life insurance.

The income tax treatment of distributions of cash from the policy depends on whether the policy is also a “modified endowment contract” under the Code. Generally, the income tax consequences of owning a life insurance contract that is not a modified endowment contract are more advantageous than the tax consequences of owning a life insurance contract that is a modified endowment contract.

The policies offered by this prospectus may or may not be issued as modified endowment contracts. If a contract is issued as a modified endowment contract, it will always be a modified endowment contract; a contract that is not issued as a modified endowment contract can become a modified endowment contract due to subsequent transactions with respect to the contract, such as payment of additional Premiums.

When the Policy is Life Insurance that is a Modified Endowment Contract. Section 7702A of the Code defines modified endowment contracts as those life insurance policies issued or materially changed on or after June 21, 1988 on which the total Premiums paid during the first seven years exceed the amount that would have been paid if the policy provided for paid up benefits after seven level annual Premiums. Under certain conditions, a policy may become a modified endowment contract, or may become subject to a new 7 year testing period as a result of a “material change” or a “reduction in benefits” as defined by Section 7702A(c) of the Code.

The Code provides special rules for the taxation of surrenders, partial surrenders, loans, collateral assignments and other pre-death distributions from modified endowment contracts. Under these special rules, such transactions are taxable to the extent that at the time of the transaction the Cash Value of the policy exceeds the Premiums previously paid into the policy. In addition, a 10% tax penalty generally applies to the taxable portion of such distributions unless the policy owner is over age 59½ or disabled, or the distribution is part of a series of substantially equal periodic payments as defined in the Code.

When the Policy is Life Insurance that is NOT a Modified Endowment Contract. If the policy is not issued as a modified endowment contract, Nationwide will monitor Premiums paid and will notify the policy owner when the policy is in jeopardy of becoming a modified endowment contract. If a policy is not a modified endowment contract, a cash distribution during the first 15 years after a policy is issued which causes a reduction in Death Benefits may still become fully or partially taxable to the policy owner pursuant to Section 7702(f)(7) of the Code. You should carefully consider this potential tax ramification and seek further information before initiating any changes in the terms of the policy.

Distributions from life insurance contracts that are not modified endowment contracts are treated as being from the Premiums paid into the contract, and then from the income in the contract. Because Premium payments are generally nondeductible, distributions not in excess of aggregate Premium payments are generally not includible in income; instead, they reduce the owner’s “cost basis” in the contract. In addition, a loan from life insurance contracts that are not modified endowment contracts are not taxable when made, although it can be treated as a distribution if it is forgiven during the owner’s lifetime. Contracts that are not modified endowment contracts are not subject to the 10% early distribution penalty tax.

Surrendering the Policy

A full surrender, cancellation of the policy by Lapse, or the maturity of the policy on its Maturity Date may have adverse tax consequences. If the amount you receive plus total policy Indebtedness exceeds the Premiums paid into the policy, then the excess generally will be treated as taxable income, regardless of whether or not the policy is a modified endowment contract. In certain circumstances, for example when the policy Indebtedness is very large, the amount of tax could exceed the amount distributed to you at surrender.

Withholding

Distributions of income from a life insurance policy, including a life insurance policy that is a modified endowment contract, are subject to federal income tax withholding. Generally, the recipient may elect not to have the withholding taken from the distribution. We will withhold income tax unless you advise us, in writing, of your request not to withhold. If you request that taxes not be withheld, or if the taxes withheld are insufficient, you may be liable for payment of an estimated tax.

A distribution of income from a contract may be subject to mandatory back-up withholding. Mandatory backup withholding means we are required to withhold taxes on a distribution, at the rate established by Section 3406 of the Code, and the recipient cannot elect to receive the entire distribution at once. Mandatory backup withholding may arise if we have not been provided a taxpayer identification number, or if the IRS notifies us that back-up withholding is required.

In certain employer-sponsored life insurance arrangements, participants may be required to report for income tax purposes, one or more of the following:

• the value each year of the life insurance protection provided;

• an amount equal to any employer-paid Premiums; or

• some or all of the amount by which the current value exceeds the employer’s interest in the policy; or

• interest that is deemed to have been forgiven on a loan that we deemed to have been made by the employer.

Participants in an employer-sponsored plan relating to this policy should consult with the sponsor or the administrator of the plan, and/or with their personal tax or legal adviser, to determine the tax consequences, if any, of their employer-sponsored life insurance arrangements.

Exchanging the Policy for Another Life Insurance Policy

Generally, you will pay taxes on amounts that you receive in excess of your Premium payments when you completely surrender the policy. If, however, you exchange the policy for another life insurance policy, modified endowment contract, or annuity contract, you will not be taxed on the excess amount if the exchange meets the requirements of Code Section 1035. To meet Section 1035 requirements, the Insured named in the policy must be the Insured for the new policy or contract and the new policy or contract cannot extend the Maturity Date or otherwise delay a distribution that would extend when tax would be payable. Generally, the new policy or contract will be treated as having the same issue date and tax basis as the old contract.

If the contract is subject to a policy Indebtedness which is discharged as part of the exchange transaction, the discharge of the Indebtedness may be taxable. Owners should consult with their personal tax or legal advisors in structuring any policy exchange transaction.

Taxation of Death Benefits

Federal Income Tax. The Death Benefit is generally excludable from the Beneficiary's gross income under Section 101 of the Code. However, if the policy is transferred to a new policy owner for valuable consideration, a portion of the Death Benefit may be includable in the Beneficiary’s gross income when it is paid. For special rules applicable to corporations, please see the Special Considerations for Corporations section below.

Federal Transfer Taxes. When the Insured dies, the Death Benefit will generally be included in the Insured's federal gross estate if: (1) the Proceeds were payable to or for the benefit of the Insured's estate; or (2) the Insured held any “incident of ownership” in the policy at death or at any time within 3 years of death. An incident of ownership, in general, is any right that may be exercised by the policy owner, such as the right to borrow on the policy or the right to name a new Beneficiary.

If the Beneficiary is two or more generations younger than the Insured, the Death Benefit may be subject to the GSTT. Pursuant to regulations issued by the U.S. Secretary of the Treasury, we may be required to withhold a portion of the Proceeds and pay them directly to the IRS as the GSTT liability.

If the policy owner is not the Insured or a Beneficiary, payment of the Death Benefit to the Beneficiary will be treated as a gift to the Beneficiary from the policy Owner.

Special Considerations for Corporations

Section 264 of the Code imposes a number of limitations on the interest and other business deductions that may otherwise be available to businesses that own life insurance policies. In addition, the premium paid by a business for a life insurance policy is not deductible as a business expense or otherwise if the business is directly or indirectly a Beneficiary of the policy.

For purposes of the alternative minimum tax (“AMT”) that may be imposed on corporations, the death benefit from a life insurance policy, even though excluded from gross income for normal tax purposes, is included in “adjusted current earnings” for AMT purposes. In addition, although increases to the cash surrender value of a life insurance policy are generally excluded from gross income for normal income tax purposes, such increases are included in adjusted current earnings for income tax purposes.

Due to the complexity of these rules, and because they are affected by your facts and circumstances, you should consult with legal and tax counsel and other competent advisers regarding these matters.

Federal appellate and trial courts have examined the economic substance of transactions involving life insurance policies owned by corporations. These cases involved relatively large loans against the policy’s cash value as well as tax deductions for the interest paid on the policy loans by the corporate policy owner to the insurance company. Under the particular factual circumstances in these cases, the courts determined that the corporate policy owners should not have taken tax deductions for the interest paid. Accordingly, the court determined that the corporations should have paid taxes on the amounts deducted. Corporations should consider, in consultation with tax professionals familiar with these matters, the impact of these decisions on the corporation’s intended use of the policy.

On August 17, 2006, President Bush signed the Pension Protection Act of 2006, which contains new Code Sections 101(j) and 6039I, which affect the tax treatment of life insurance contracts owned by the employer of the Insured. These provisions are generally effective for life insurance contracts issued after August 17, 2006. However, contracts issued after that date pursuant to a Section 1035 exchange are excluded from the operation of these new provisions, provided that the contract received in the exchange does not have a material increase in death benefit or other material change with respect to the old contract.

New Section 101(j) provides the general rule that, with respect to an employer-owned life insurance contract, the amount of death benefit payable directly or indirectly to the employer that may be excluded from income cannot exceed the sum of premiums and other payments paid by the policyholder for the contract. Consequently, under this general rule, the entire death benefit, less the cost to the policyholder, will be taxable. Although Section 101(j) is not clear, if lifetime distributions from the contract are made as a nontaxable return of premium, it appears that the reduction would apply for Section 101(j) purposes and reduce the amount of premiums for this purpose.

There are 2 exceptions to this general rule of taxability, provided that statutory notice, consent, and information requirements are satisfied. These requirements are as follows: Prior to the issuance of the policy, (a) the employee is notified in writing that the employer intends to insure the employee's life, and the maximum face amount for which the employee could be insured at the time that the contract is issued; (b) the employee provides written consent to being insured under the contract and that such coverage may continue after the insured terminates employment; and (c) the employee is informed in writing that the employer will be a beneficiary of any proceeds payable upon the death of the employee. If the employer fails to meet all of those requirements, then neither exception can apply.

The 2 exceptions are as follows. First, if proper notice and consent are given and received, and if the insured was an employee at any time during the 12-month period before the insured’s death, then new Section 101(j) would not apply.

Second, if proper notice and consent are given and received and, at the time that the contract is issued the insured is either a director, a “highly compensated employee” (within the meaning of Section 414(q) of the Code without regard to paragraph (a)(B)(ii) thereof), or a “highly compensated individual” (within the meaning of Section 105(h)(5), except “35%” is substituted for “25%” in paragraph (C) thereof), then the new Section 101(j) would not apply

Code Section 6039I requires any policyholder of an employer-owned contract to file an annual return showing (a) the number of employees of the policyholder, (b) the number of such employees insured under employee-owned contracts at the end of the year, (c) the total amount of insurance at force with respect to those contracts at the end of the year, (d) the name, address, taxpayer identification number and type of business of the policyholder, and (e) that the policyholder has a valid consent for each insured (or, if all consents are not obtained, the number of insured employees for whom such consent was not obtained). Proper recordkeeping is also required by this section.

It is your responsibility to (a) provide the proper notice to each insured, (b) obtain the proper consent from each insured, (c) inform each insured in writing that you will be the beneficiary of any proceeds payable upon the death of the insured, and (d) file the annual return required by Section 6039I. If you fail to provide the necessary notice and information, or fail to obtain the necessary consent, the death benefit will be taxable to you when received. If you fail to file a properly completed return under Section 6039I, you could be required to pay a penalty.

Taxes and the Value of Your Policy

For federal income tax purposes, the separate account is not a separate entity from Nationwide Life Insurance Company. Thus, the tax status of the separate account is not distinct from our status as a life insurance company. Investment income and realized capital gains on the assets of the separate account are reinvested and taken into account in determining the value of Accumulation Units. As a result, such investment income and realized capital gains are automatically applied to increase reserves under the policies.

At present, we do not expect to incur any federal income tax liability that would be chargeable to the Accumulation Units. Based upon these expectations, no charge is being made against your Accumulation Units for federal income taxes. If, however, we determine that taxes may be incurred, we reserve the right to assess a charge for these taxes.

We may also incur state and local taxes (in addition to those described in the discussion of the Premium Taxes) in several states. At present, these taxes are not significant. If they increase, however, charges for such taxes may be made that would decrease the value of your Accumulation Units.

Tax Changes

The foregoing discussion, which is based on our understanding of federal tax laws as currently interpreted by the IRS, is general and is not intended as tax advice.

The Code has been subjected to numerous amendments and changes, and it is reasonable to believe that it will continue to be revised. The United States Congress has, in the past, considered numerous legislative proposals that, if enacted, could change the tax treatment of the policies. It is reasonable to believe that such proposals, and future proposals, may be enacted into law. The U.S. Treasury Department may amend existing regulations, issue new regulations, or adopt new interpretations of existing law that may be differ from its current positions on these matters. In addition, current state law (which is not discussed herein) and future amendments to state law may affect the tax consequences of the policy.

If you, the Insured, the Beneficiary, or other person receiving any benefit or interest in or from the policy, are not both a resident and citizen of the United States, there may be a tax imposed by a foreign country that is in addition to any tax imposed by the United States. The foreign law (including regulations, rulings, and case law) may change and impose additional taxes on the policy, payment of the Death Benefit, or other distributions and/or ownership of the policy, or a treaty may be amended and all or part of the favorable treatment may be eliminated.

Any or all of the foregoing may change from time to time without any notice, and the tax consequences arising out of a policy may be changed retroactively. There is no way of predicting if, when, or to what extent any such change may take place. We make no representation as to the likelihood of the continuation of these current laws, interpretations, and policies.

In 2001, the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA) was enacted into law. EGTRRA contained numerous changes to the federal income, gift, estate and generation skipping transfer taxes, many of which are not scheduled to become effective until a future date. Among other matters, EGTRRA provides for the repeal of the federal estate and generation-skipping transfer taxes after 2009; however, unless Congress and the President enact additional legislation, EGTRRA also provides that all of those changes will “sunset” after 2010, and the estate and generation skipping transfer taxes will be reinstated as if EGTRRA had never been enacted.

The foregoing is a general explanation as to certain tax matters pertaining to insurance policies. It is not intended to be legal or tax advice. You should consult your independent legal, tax and/or financial adviser.

Nationwide Life Insurance Company

We are a stock life insurance company organized under Ohio law. We were founded in March, 1929 and our Home Office is One Nationwide Plaza, Columbus, Ohio 43215. We provide long-term savings products by issuing life insurance, annuities and other retirement products.

Nationwide VLI Separate Account-4

Organization, Registration and Operation

Nationwide VLI Separate Account-4 is a separate account established under Ohio law. We own the assets in this account and we are obligated to pay all benefits under the policies. We may use the separate account to support other variable life insurance policies that we issue. The separate account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 (“1940 Act”) and qualifies as a “separate account” within the meaning of the federal securities laws. This registration does not involve the SEC’s supervision of the separate account’s management or investment practices or policies.

The separate account is divided into Sub-Accounts that invest in shares of the underlying mutual funds. We buy and sell the mutual shares at their respective NAV. Any dividends and distributions from a mutual fund are reinvested at NAV in shares of that mutual fund.

Income, gains, and losses, whether or not realized, from the assets in the separate account will be credited to, or charged against, the separate account without regard to Nationwide's other income, gains, or losses. Income, gains, and losses credited to, or charged against, a Sub-Account reflect the Sub-Account’s own Investment Experience and not the investment experience of our other assets. The separate account's assets are held separately from our other assets and are not part of our general account. We may not use the separate account’s assets to pay any of our liabilities other than those arising from the policies. If the separate account’s assets exceed the required reserves and its other liabilities, we may transfer the excess to our general account. The separate account may include other Sub-Accounts that are not available under the policies, and are not discussed in this prospectus.

If investment in a mutual fund is no longer possible, in our judgment becomes inappropriate for the purposes of the policy, or for any other reason in our sole discretion, we may substitute another mutual fund, subject to federal rules and regulations. The substitute mutual fund may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future Premium, or both. We may close Sub-Accounts to allocations of Premiums or policy value, or both, at any time in our sole discretion. The mutual funds, which sell their shares to the Sub-Accounts pursuant to participation agreements, also may terminate these agreements and discontinue offering their shares to the Sub-Accounts.

We reserve the right to make other structural and operational changes affecting this separate account.

We do not guarantee any money you place in this separate account. The value of each Sub-Account will increase or decrease, depending on the Investment Experience of the corresponding mutual fund. You could lose some or all of your money.

Addition, Deletion or Substitution of Mutual Funds

Where permitted by applicable law, we reserve the right to:
• remove, combine, or add Sub-Accounts and make new Sub-Accounts available;
• substitute shares of another mutual fund, which may have different fees and expenses, for shares of an existing mutual fund;
• close Sub-Accounts to allocations;
• transfer assets supporting the policies from one Sub-Account to another, or from one separate account to another;
• combine the separate account with other separate accounts, and/or create new separate accounts;
• deregister the separate account under the 1940 Act, or operate the separate account as a management investment company under the 1940 Act or as any other form permitted by law; and
• modify the policy provisions to reflect changes in the Sub-Accounts and the separate account to comply with applicable law.

A Note on Charges

During a policy's early years, the expenses we incur in distributing and establishing the policy exceed the deductions we take. Nevertheless, we expect to make a profit over time because variable life insurance is intended to be a long-term financial investment. Accordingly, we have designed the policy with features and investment options that we believe support and encourage long-term ownership.

We make many assumptions and account for many economic and financial factors when we establish the policy's fees and charges. The following is a discussion of some of the factors that are relevant to the policy's pricing structure.

Policy Component Structure. The policy was developed to enable the Owner to impact the amount and nature of charges assessed against the policy. The Owner, in concert with its registered representative, determines how to allocate the Specified Amount or Total Specified Amount, as applicable, among the four available policy components discussed previously in the “Policy Charges” section and also in the section below.

Distribution, Promotional, and Sales Expenses. Distribution, promotional and sales expenses include amounts we pay to broker-dealer firms as commissions, expense allowances and marketing allowances. We refer to these expenses collectively as “total compensation.” We pay commissions of up to 41% of first year Premium and up to 11% of renewal Premium after the first year. Commission may also be paid as an asset-based amount instead of a premium based amount, or it may be paid as a combination of asset-based and premium-based amounts. If an asset-based commission is paid, it will not exceed 1.25% of the non-loaned cash value per year. The amount and timing of commissions varies based upon the policy component allocation selected. The current commission amount and nature of the commission associated with the components is described below. Nationwide reserves the right to change the amount and nature of the commission associated with any component at any time. The current description of a particular component is relative to the other components:

o Policy Component A yields the greatest Premium-based commission in Year 1, and declines significantly in subsequent years. It also has an ongoing asset-based commission (this is commonly referred to as a “trail”).

o Policy Component B also yields the greatest Premium-based commission in Year 1 (which is less than Component A), and declines less significantly than Component A in subsequent years. It has the same as asset-based commission as Component A.

o Policy Component C yields the same Premium-based commission in Year 1 as it does in subsequent years. It has the same as asset-based commission as Components A & B.

o Policy Component D has the lowest Premium-based commission. It has the highest asset-based commission.

We have the ability to customize the total compensation package of our selling firms. We may vary the form of compensation paid or the amounts paid as commission, expense allowance or marketing allowance. Additionally, the Owner, by means of (i) allocating the Specified Amount or Total Specified Amount, as applicable, among the policy components and (ii) purchasing the Supplemental Insurance Rider, impacts the amount of compensation the selling firm receives. However, the total compensation paid to any particular selling firm will not exceed the maximums discussed above.

The payment of such total compensation may be contingent on the long-term persistency of each policy and all policies sold on our behalf by such firms in the aggregate. The actual amount of total compensation we pay depends on factors such as the aggregate amount of premiums we receive from all policies sold on our behalf by the respective brokerage firms, the revenues we receive from the investment options included within the policies, and the scope of services brokerage firms provide.

Individual registered representatives typically receive a portion of the commissions/total compensation we pay, depending on their arrangement with their broker-dealer firm. If you would like to know the exact compensation arrangement associated with this product, you should consult your registered representative.

Revenue from Mutual Funds. The underlying mutual funds understand and acknowledge that we provide substantial value to them by performing the following functions and incurring the following costs:

• The underlying mutual funds incur expenses each time they sell, administer, or redeem their shares. Since the separate account purchases mutual fund shares on behalf of all policy owners, it serves as a single shareholder of the mutual fund. By processing aggregated policy owner transactions, we relieve the mutual fund of the expenses of processing individual policy owner transactions.

• We incur the costs associated with selling the policy, which benefits the mutual funds by allowing policy owners to purchase interests in their mutual funds via the Sub-Accounts.

• We incur the costs associated with Sub-Account accounting, recordkeeping, and administration.

Accordingly, the underlying mutual funds pay us (or our affiliates) a fee for some of the distribution and operational services we provide and the related costs we incur. These payments may be made pursuant to a fund's 12b-1 plan, in which case they are deducted from mutual fund assets, or they may be made pursuant to service/administration or other similar agreements between the mutual fund and us (or our affiliates), in which case no deduction is made from mutual fund assets.

In establishing the policy charges, we considered the amount of the payments that we expect to receive from the underlying mutual funds. Without these payments, the charges likely would be higher. We only include funds in the policy that make these types of payments.

Voting Rights

Although the separate account owns the mutual fund shares, you are the beneficial owner of those shares. When a matter involving a mutual fund is subject to shareholder vote, unless there is a change in existing law, we will vote the separate account's shares only as you instruct.

When a shareholder vote occurs, you will have the right to instruct us how to vote. The weight of your vote is based on the number of mutual fund shares that corresponds to the amount of Cash Value you have allocated to that mutual fund's Sub-Account (as of a date set by the portfolio). We will vote shares for which no instructions are received in the same proportion as those that are received.

Legal Proceedings

Nationwide Life Insurance Company

Nationwide is a party to litigation and arbitration proceedings in the ordinary course of its business. It is not possible to determine the ultimate outcome of the pending investigations and legal proceedings or to provide reasonable ranges of potential losses. Some of the matters, including certain of those referred to below, are in very preliminary stages, and Nationwide does not have sufficient information to make an assessment of plaintiffs’ claims for liability or damages. In some of the cases seeking to be certified as class actions, the court has not yet decided whether a class will be certified or (in the event of certification) the size of the class and class period. In many of the cases, plaintiffs are seeking undefined amounts of damages or other relief, including punitive damages and equitable remedies, that are difficult to quantify and cannot be defined based on the information currently available. Nationwide does not believe, based on information currently known by Nationwide’s management, that the outcomes of such pending investigations and legal proceedings are likely to have a material adverse effect on Nationwide’s consolidated financial position. However, given the large and/or indeterminate amounts sought in certain of these matters and inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could have a material adverse effect on Nationwide’s consolidated financial results in a particular quarterly or annual period.

In recent years, life insurance companies have been named as defendants in lawsuits, including class action lawsuits relating to life insurance and annuity pricing and sales practices. A number of these lawsuits have resulted in substantial jury awards or settlements against life insurers other than Nationwide.

The financial services industry, including mutual fund, variable annuity, life insurance and distribution companies, has also been the subject of increasing scrutiny by regulators, legislators and the media over the past few years. Numerous regulatory agencies, including the SEC, the NASD and the New York State Attorney General, have commenced industry-wide investigations regarding late trading and market timing in connection with mutual funds and variable insurance contracts, and have commenced enforcement actions against some mutual fund and life insurance companies on those issues. Nationwide has been contacted by or received subpoenas from the SEC and the New York State Attorney General, who are investigating market timing in certain mutual funds offered in insurance products sponsored by Nationwide. Nationwide has cooperated with these investigations. Information requests from the New York State Attorney General and the SEC with respect to investigations into late trading and market timing were last responded to by Nationwide and its affiliates in December 2003 and April 2005, respectively, and no further information requests have been received with respect to these matters.

In addition, state and federal regulators have commenced investigations or other proceedings relating to compensation and bidding arrangements and possible anti-competitive activities between insurance producers and brokers and issuers of insurance products, and unsuitable sales and replacements by producers on behalf of the issuer. Also under investigation are compensation and revenue sharing arrangements between the issuers of variable insurance contracts and mutual funds or their affiliates, the use of side agreements and finite reinsurance agreements, and funding agreements issued to back Nationwide’s MTN programs. Related investigations and proceedings may be commenced in the future. Nationwide and/or its affiliates have been contacted by or received subpoenas from state and federal regulatory agencies, state securities law regulators and state attorneys general for information relating to these investigations into compensation, revenue sharing and bidding arrangements, anti-competitive activities, unsuitable sales or replacement practices, the use of side agreements and finite reinsurance agreements, and funding agreements backing Nationwide’s MTN program. Nationwide is cooperating with regulators in connection with these inquiries and will cooperate with Nationwide Mutual Insurance Company (NMIC), Nationwide’s ultimate parent, in responding to these inquiries to the extent that any inquiries encompass NMIC’s operations.

These proceedings are expected to continue in the future and could result in legal precedents and new industry-wide legislation, rules and regulations that could significantly affect the financial services industry, including life insurance and annuity companies. These proceedings also could affect the outcome of one or more of Nationwide’s litigation matters. There can be no assurance that any such litigation or regulatory actions will not have a material adverse effect on Nationwide in the future.

On February 11, 2005, Nationwide was named in a class action lawsuit filed in Common Pleas Court, Franklin County, Ohio entitled Michael Carr v. Nationwide Life Insurance Company. The complaint seeks recovery for breach of contract, fraud by omission, violation of the Ohio Deceptive Trade Practices Act and unjust enrichment. The complaint also seeks unspecified compensatory damages, disgorgement of all amounts in excess of the guaranteed maximum annual premium and attorneys’ fees. On February 2, 2006, the court granted the plaintiff’s motion for class certification on the breach of contract and unjust enrichment claims. The court certified a class consisting of: all residents of the United States and the Virgin Islands who, during the Class Period paid premiums on a modal basis to Nationwide for term life insurance policies issued by Nationwide during the Class Period which provide for guaranteed maximum premiums, excluding products NWLA-224 (and all state variations thereof), Life 4608 (and all state variations thereof), and policy forms Life 4219, Life 4290, and Life 3617. Excluded from the class are: Nationwide; any parent, subsidiary or affiliate of Nationwide; all employees, officers and directors of Nationwide; and any justice, judge or magistrate judge of the State of Ohio who may hear the case. The Class Period is from February 10, 1990 through the date the Class is certified. Nationwide intends to defend this lawsuit vigorously.

On April 13, 2004, Nationwide was named in a class action lawsuit filed in Circuit Court, Third Judicial Circuit, Madison County, Illinois, entitled Woodbury v. Nationwide Life Insurance Company. Nationwide removed this case to the United States District Court for the Southern District of Illinois on June 1, 2004. On December 27, 2004, the case was transferred to the United States District Court for the District of Maryland and included in the multi-district proceeding there entitled In Re Mutual Funds Investment Litigation. In response, on May 13, 2005, the plaintiff filed a First Amended Complaint purporting to represent, with certain exceptions, a class of all persons who held (through their ownership of an Nationwide annuity or insurance product) units of any Nationwide sub-account invested in mutual funds that included foreign securities in their portfolios and that experienced market timing or stale price trading activity. The First Amended Complaint purports to disclaim, with respect to market timing or stale price trading in Nationwide’s annuities sub-accounts, any allegation based on Nationwide’s untrue statement, failure to disclose any material fact, or usage of any manipulative or deceptive device or contrivance in connection with any class member’s purchases or sales of Nationwide annuities or units in annuities sub-accounts. The plaintiff claims, in the alternative, that if Nationwide is found with respect to market timing or stale price trading in its annuities sub-accounts, to have made any untrue statement, to have failed to disclose any material fact or to have used or employed any manipulative or deceptive device or contrivance, then the plaintiff purports to represent a class, with certain exceptions, of all persons who, prior to Nationwide’s untrue statement, omission of material fact, use or employment of any manipulative or deceptive device or contrivance, held (through their ownership of an Nationwide annuity or insurance product) units of any Nationwide sub-account invested in mutual funds that included foreign securities in their portfolios and that experienced market timing activity. The First Amended Complaint alleges common law negligence and seeks to recover damages not to exceed $75,000 per plaintiff or class member, including all compensatory damages and costs. On June 24, 2005, Nationwide filed a motion to dismiss the First Amended Complaint. The plaintiff has opposed that motion. Nationwide intends to defend this lawsuit vigorously.

On January 21, 2004, Nationwide was named in a lawsuit filed in the United States District Court for the Northern District of Mississippi entitled United Investors Life Insurance Company v. Nationwide Life Insurance Company and/or Nationwide Life Insurance Company of America and/or Nationwide Life and Annuity Insurance Company and/or Nationwide Life and Annuity Company of America and/or Nationwide Financial Services, Inc. and/or Nationwide Financial Corporation, and John Does A-Z. In its complaint, plaintiff United Investors alleges that Nationwide and/or its affiliated life insurance companies caused the replacement of variable insurance policies and other financial products issued by United Investors with policies issued by the Nationwide defendants. The plaintiff raises claims for: (1) violations of the Federal Lanham Act, and common law unfair competition and defamation; (2) tortious interference with the plaintiff’s contractual relationship with Waddell & Reed, Inc. and/or its affiliates, Waddell & Reed Financial, Inc., Waddell & Reed Financial Services, Inc. and

W&R Insurance Agency, Inc., or with the plaintiff’s contractual relationships with its variable policyholders; (3) civil conspiracy; and (4) breach of fiduciary duty. The complaint seeks compensatory damages, punitive damages, pre- and post-judgment interest, a full accounting, a constructive trust, and costs and disbursements, including attorneys’ fees. Nationwide filed a motion to dismiss the complaint on June 1, 2004. On February 8, 2005 the court denied the motion to dismiss. On March 23, 2005, Nationwide filed its answer, and on December 30, 2005, Nationwide filed a motion for summary judgment. Nationwide intends to defend this lawsuit vigorously.

On October 31, 2003, Nationwide and Nationwide Life and Annuity Insurance Company (NLAIC) were named in a lawsuit seeking class action status filed in the United States District Court for the District of Arizona entitled Robert Helman et al v. Nationwide Life Insurance Company et al. The suit challenges the sale of deferred annuity products for use as investments in tax-deferred contributory retirement plans. On April 8, 2004, the plaintiff filed an amended class action complaint on behalf of all persons who purchased an individual variable deferred annuity contract or a certificate to a group variable annuity contract issued by Nationwide or NLAIC which were allegedly used to fund certain tax-deferred retirement plans. The amended class action complaint seeks unspecified compensatory damages. Nationwide and NLAIC filed a motion to dismiss the complaint on May 24, 2004. On July 27, 2004, the court granted the motion to dismiss. The plaintiff has appealed that dismissal to the United States Court of Appeals for the Ninth Circuit. Nationwide and NLAIC intend to defend this lawsuit vigorously.

On August 15, 2001, Nationwide was named in a lawsuit filed in the United States District Court for the District of Connecticut entitled Lou Haddock, as trustee of the Flyte Tool & Die, Incorporated Deferred Compensation Plan, et al v. Nationwide Financial Services, Inc. and Nationwide Life Insurance Company. The plaintiffs first amended their complaint on September 5, 2001 to include class action allegations and have subsequently amended their complaint four times. As amended, in the current complaint, filed March 21, 2006, the plaintiffs seek to represent a class of ERISA qualified retirement plans that purchased variable annuities from Nationwide. The plaintiffs allege that they invested ERISA plan assets in their variable annuity contracts and that Nationwide breached ERISA fiduciary duties by allegedly accepting service payments from certain mutual funds. The complaint seeks disgorgement of some or all of the payments allegedly received by Nationwide, other unspecified relief for restitution, declaratory and injunctive relief, and attorneys’ fees. On December 13, 2001, the plaintiffs filed a motion for class certification. The plaintiffs filed a supplement to that motion on September 19, 2003. Nationwide opposed that motion on December 24, 2003. On July 6, 2004, Nationwide filed a Revised Memorandum in Support of Summary Judgment. On February 24, 2006, Nationwide’s motion for summary judgment was denied. On March 7, 2006, the plaintiff’s motion for class certification was denied without prejudice. Nationwide intends to defend this lawsuit vigorously.

Nationwide Investment Services Corporation

The general distributor, Nationwide Investment Services Corporation, is not engaged in litigation of a material nature.

Financial Statements

The Statement of Additional Information (“SAI”) contains the financial statements of Nationwide VLI Separate Account-4 and the consolidated financial statements of Nationwide Life Insurance Company and subsidiaries. You may obtain a copy of the SAI FREE OF CHARGE by contacting us at the address or telephone number on the first page of this prospectus. Please consider the consolidated financial statements of the company and subsidiaries only as bearing on our ability to meet the obligations under the policy. You should not consider the consolidated financial statements of the company as affecting the investment performance of the assets of the separate account.

Appendix A: Sub-Account Information

The Sub-Accounts listed below invest in corresponding mutual funds that are designed primarily as investments for variable annuity contracts and variable life insurance policies issued by insurance companies. There is no guarantee that the investment objectives will be met.

Please refer to the prospectus for each underlying mutual fund for more detailed information.

AIM Variable Insurance Funds - AIM V.I. Basic Value Fund: Series I Shares
Investment Adviser:	AIM Advisors, Inc.
Investment Objective:	Long-term growth of capital.

AIM Variable Insurance Funds - AIM V.I. Capital Development Fund: Series I Shares
Investment Adviser:	AIM Advisors, Inc.
Investment Objective:	Long-term capital growth.

AIM Variable Insurance Funds - AIM V.I. International Growth Fund: Series I Shares
Investment Adviser:	AIM Advisors, Inc.
Investment Objective:	Long-term growth of capital.

AllianceBernstein Variable Products Series Fund, Inc. - AllianceBernstein Growth and Income Portfolio: Class A
Investment Adviser:	Alliance Capital Management, L.P.
Investment Objective:	Long-term growth of capital.

AllianceBernstein Variable Products Series Fund, Inc. - AllianceBernstein International Value Portfolio: Class A
Investment Adviser:	Alliance Capital Management, L.P.
Investment Objective:	Long-term growth of capital.

AllianceBernstein Variable Products Series Fund, Inc. - AllianceBernstein Small/Mid Cap Value Portfolio: Class A
Investment Adviser:	Alliance Capital Management, L.P.
Investment Objective:	Long-term growth of capital.

American Century Variable Portfolios, Inc. - American Century VP Value Fund: Class I
Investment Adviser:	American Century Investment Management, Inc.
Investment Objective:	Long-term capital growth with income as a secondary objective.

American Century Variable Portfolios, Inc. - American Century VP Vista Fund: Class I
Investment Adviser:	American Century Investment Management, Inc.
Investment Objective:	Long-term capital growth.

Baron Capital Funds Trust - Baron Capital Asset Fund: Insurance Shares
Investment Adviser:	BAMCO, Inc.
Investment Objective:	Capital appreciation.

DWS Variable Series II -Dreman High Return Equity VIP: Class B
Investment Adviser:	Deutsche Investment Management Americas Inc.
Sub-adviser:	Dreman Value Management L.L.C.
Investment Objective:	High rate of total return.

Dreyfus Investment Portfolios - Small Cap Stock Index Portfolio: Service Shares
Investment Adviser:	The Dreyfus Corporation
Investment Objective:	To match performance of the S&P SmallCap 600 Index®.

Dreyfus Stock Index Fund, Inc.: Initial Shares
Investment Adviser:	The Dreyfus Corporation
Investment Objective:	To match performance of the S&P 500.

Dreyfus Variable Investment Fund - Appreciation Portfolio: Initial Shares
Investment Adviser:	The Dreyfus Corporation
Investment Objective:	Long-term capital growth.

Dreyfus Variable Investment Fund - International Value Portfolio: Initial Shares
Investment Adviser:	The Dreyfus Corporation
Investment Objective:	Long-term capital growth.

FAM Series Funds, Inc. - Mercury International Index Portfolio: Class II
Investment Adviser:	Merrill Lynch Investment Managers, L.P.
Investment Objective:
To match the performance of the Morgan Stanley Capital International Europe, Australasia and Far East (Capitalization Weighted) Index in U.S. dollars with net dividends (the “EAFE Index”) as closely as possible before the deduction of portfolio expenses.

FAM Variable Series Funds, Inc. - Mercury Large Cap Core V.I. Fund: Class II
Investment Adviser:	Merrill Lynch Investment Managers, L.P.
Investment Objective:	High total investment return.

Federated Insurance Series - Federated Quality Bond Fund II: Primary Shares
Investment Adviser:	Federated Investment Management Company
Investment Objective:	Current income.

Fidelity Variable Insurance Products Fund - VIP Equity-Income Portfolio: Service Class
Investment Adviser:	Fidelity Management & Research Company
Sub-adviser:	FMR Co., Inc.
Investment Objective:	Reasonable income.

Fidelity Variable Insurance Products Fund - VIP Growth Portfolio: Service Class
Investment Adviser:	Fidelity Management & Research Company
Sub-adviser:	FMR Co., Inc.
Investment Objective:	Capital appreciation.

Fidelity Variable Insurance Products Fund - VIP Overseas Portfolio: Service Class
Investment Adviser:	Fidelity Management and Research Company
Sub-adviser:	FMR Co., Inc.
Investment Objective:	Long-term capital growth.

Fidelity Variable Insurance Products Fund II - VIP Contrafund® Portfolio: Service Class
Investment Adviser:	Fidelity Management & Research Company
Sub-adviser:	FMR Co., Inc.
Investment Objective:	Long-term capital appreciation.

Fidelity Variable Insurance Products Fund II - VIP Investment Grade Bond Portfolio: Service Class
Investment Adviser:	Fidelity Management & Research Company
Sub-adviser:	FMR Co., Inc.
Investment Objective:	High level of current income.

Fidelity Variable Insurance Products Fund III - VIP Mid Cap Portfolio: Service Class
Investment Adviser:	Fidelity Management & Research Company
Sub-adviser:	FMR Co., Inc.
Investment Objective:	Long-term growth of capital.

Franklin Templeton Variable Insurance Products Trust - Franklin Small Cap Value Securities Fund: Class 2
Investment Adviser:	Franklin Advisory Services, LLC
Investment Objective:	Long-term total return.

Franklin Templeton Variable Insurance Products Trust - Templeton Foreign Securities Fund: Class 2
Investment Adviser:	Templeton Investment Counsel, LLC
Investment Objective:	Long-term capital growth.

Gartmore Variable Insurance Trust - Federated GVIT High Income Bond Fund: Class I
Investment Adviser:	Gartmore Mutual Fund Capital Trust, an indirect subsidiary of Nationwide Mutual Insurance Company.
Sub-adviser:	Federated Investment Management Company
Investment Objective:	High current income.

Gartmore Variable Insurance Trust - Gartmore GVIT Emerging Markets Fund: Class I
Investment Adviser:	Gartmore Mutual Fund Capital Trust, an indirect subsidiary of Nationwide Mutual Insurance Company..
Sub-adviser:	Gartmore Global Partners, an indirect subsidiary of Nationwide Mutual Insurance Company.
Investment Objective:	Long-term capital growth by investing primarily in equity securities of companies located in emerging market countries.

Gartmore Variable Insurance Trust - Gartmore GVIT Government Bond Fund: Class I
Investment Adviser:	Gartmore Mutual Fund Capital Trust, an indirect subsidiary of Nationwide Mutual Insurance Company.
Investment Objective:	To provide as high level of income as is consistent with the preservation of capital.

Gartmore Variable Insurance Trust - Gartmore GVIT Investor Destinations Funds: Class II
Investment Adviser:	Gartmore Mutual Fund Capital Trust, an indirect subsidiary of Nationwide Mutual Insurance Company.
Gartmore GVIT Investor Destinations Conservative Fund: Class II	Investment Objective:	High level of return consistent with a conservative level of risk compared to the other Investor Destination Funds.
Gartmore GVIT Investor Destinations Moderately Conservative Fund: Class II	Investment Objective:	High level of total return consistent with a moderately conservative level of risk.
Gartmore GVIT Investor Destinations Moderate Fund: Class II	Investment Objective:	High level of total return consistent with a moderate level of risk as compared to other Investor Destination Funds.
Gartmore GVIT Investor Destinations Moderately Aggressive Fund: Class II	Investment Objective:	Growth of capital, but also seeks income consistent with a moderately aggressive level of risk as compared to the other Investor Destination Funds.
Gartmore GVIT Investor Destinations Aggressive Fund: Class II	Investment Objective:	To maximize growth of capital consistent with a more aggressive level of risk as compared to the other Investor Destination Funds.
The Gartmore GVIT Investor Destinations Funds are designed to provide diversification and asset allocation across several types of investments and asset classes, primarily by investing in underlying funds. Therefore, a proportionate share of the fees and expenses of the underlying funds are indirectly borne by investors. Please refer to the prospectus for the Gartmore GVIT Investor Destinations Funds for more information.

Gartmore Variable Insurance Trust - Gartmore GVIT Money Market Fund: Class V
Investment Adviser:	Gartmore Mutual Fund Capital Trust, an indirect subsidiary of Nationwide Mutual Insurance Company.
Investment Objective:	High level of current income as is consistent with the preservation of capital and maintenance of liquidity.

Gartmore Variable Insurance Trust - Gartmore GVIT Nationwide® Fund: Class I
Investment Adviser:	Gartmore Mutual Fund Capital Trust, an indirect subsidiary of Nationwide Mutual Insurance Company.
Investment Objective:	Total return through a flexible combination of capital appreciation and current income.

Gartmore Variable Insurance Trust - GVIT Mid Cap Index Fund: Class I
Investment Adviser:	Gartmore Mutual Fund Capital Trust, an indirect subsidiary of Nationwide Mutual Insurance Company.
Sub-adviser:	Fund Asset Management LP
Investment Objective:	Capital appreciation.

Gartmore Variable Insurance Trust - GVIT Small Cap Growth Fund: Class I
Investment Adviser:	Gartmore Mutual Fund Capital Trust, an indirect subsidiary of Nationwide Mutual Insurance Company.
Sub-advisers:	Oberweis Asset Management, Inc.; Waddell & Reed Investment Management Company.
Investment Objective:	Capital growth.

Gartmore Variable Insurance Trust - GVIT Small Cap Value Fund: Class I
Investment Adviser:	Gartmore Mutual Fund Capital Trust, an indirect subsidiary of Nationwide Mutual Insurance Company.
Sub-adviser:	Epoch Investment Partners, Inc.; J.P. Morgan Investment Management Inc.
Investment Objective:	Capital appreciation.

Gartmore Variable Insurance Trust - GVIT Small Company Fund: Class I
Investment Adviser:	Gartmore Mutual Fund Capital Trust, an indirect subsidiary of Nationwide Mutual Insurance Company.
Sub-advisers:
American Century Investment Management Inc.; Franklin Portfolio Associates LLC; Gartmore Global Partners, an indirect subsidiary of Nationwide Mutual Insurance Company; Morgan Stanley Investment Management Inc.; Neuberger Berman, LLC; Waddell & Reed Investment Management Company

Investment Objective:	Long-term growth of capital.

Gartmore Variable Insurance Trust - Van Kampen GVIT Multi Sector Bond Fund: Class I
Investment Adviser:	Gartmore Mutual Fund Capital Trust, an indirect subsidiary of Nationwide Mutual Insurance Company.
Sub-adviser:	Van Kampen Asset Management
Investment Objective:	Above average total return over a market cycle of three to five years.

Janus Aspen Series - Balanced Portfolio: Service Shares
Investment Adviser:	Janus Capital Management LLC
Investment Objective:	Long-term growth of capital, consistent with preservation of capital and balanced by current income.

Janus Aspen Series - Forty Portfolio: Service Shares
Investment Adviser:	Janus Capital Management LLC
Investment Objective:	Long-term growth of capital.

Janus Aspen Series - Global Technology Portfolio: Service Shares
Investment Adviser:	Janus Capital Management LLC
Investment Objective:	Long-term capital growth.

Lord Abbett Series Fund, Inc. - Mid-Cap Value Portfolio: Class VC
Investment Adviser:	Lord, Abbett & Co. LLC
Investment Objective:	Capital appreciation through investments, primarily in equity securities, which are believed to be undervalued in the market place.

Neuberger Berman Advisers Management Trust - AMT Regency Portfolio: I Class
Investment Adviser:	Neuberger Berman Management Inc.
Investment Objective:	Growth of capital.

Oppenheimer Variable Account Funds - Oppenheimer Capital Appreciation Fund/VA: Non-Service Shares
Investment Adviser:	OppenheimerFunds, Inc.
Investment Objective:	Capital appreciation by investing in securities of well-known, established companies.

Oppenheimer Variable Account Funds - Oppenheimer Global Securities Fund/VA: Non-Service Shares
Investment Adviser:	OppenheimerFunds, Inc.
Investment Objective:
Long-term capital appreciation by investing a substantial portion of its assets in securities of foreign issuers, “growth-type” companies, cyclical industries and special situations that are considered to have appreciation possibilities.

PIMCO Variable Insurance Trust -All Asset Portfolio: Administrative Class
Investment Adviser:	Pacific Investment Management Company LLC
Investment Objective:	Maximum real return consistent with preservation of real capital and prudent investment management.

PIMCO Variable Insurance Trust -Low Duration Portfolio: Administrative Class
Investment Adviser:	Pacific Investment Management Company LLC
Investment Objective:	Maximum total return consistent with preservation of capital and prudent investment management.

PIMCO Variable Insurance Trust -Real Return Portfolio: Administrative Class
Investment Adviser:	Pacific Investment Management Company LLC
Investment Objective:	Maximum real return consistent with preservation of real capital and prudent investment management.

PIMCO Variable Insurance Trust -Total Return Portfolio: Administrative Class
Investment Adviser:	Pacific Investment Management Company LLC
Investment Objective:	Maximum total return consistent with preservation of capital and prudent investment management.

Pioneer Variable Contracts Trust - Pioneer High Yield VCT Portfolio: Class I Shares
Investment Adviser:	Pioneer Investment Management, Inc.
Investment Objective:	Maximize total return through a combination of income and capital appreciation.

Royce Capital Fund - Royce Micro-Cap Portfolio
Investment Adviser:	Royce & Associates, LLC
Investment Objective:	Long-term capital growth.

T. Rowe Price Equity Series, Inc. - T. Rowe Price Equity Income Portfolio: Class II
Investment Adviser:	T. Rowe Price Investment Services
Investment Objective:	Substantial dividend income as well as long-term growth of capital through investments in the common stocks of established companies.

T. Rowe Price Equity Series, Inc. - T. Rowe Price New America Growth Portfolio
Investment Adviser:	T. Rowe Price Investment Services
Investment Objective:	Long-term growth of capital primarily in the common stocks of companies operating in sectors T. Rowe Price believes will the fastest growing in the United States.

The Universal Institutional Funds, Inc. - Emerging Markets Debt Portfolio: Class I
Investment Adviser:	Morgan Stanley Investment Management Inc.
Investment Objective:	High total return by investing primarily in fixed income securities of government and government-related issuers and, to a lesser extent, of corporate issuers in emerging market countries.

The Universal Institutional Funds, Inc. - Mid Cap Growth Portfolio: Class I
Investment Adviser:	Morgan Stanley Investment Management Inc.
Investment Objective:	Long-term capital growth by investing primarily in common stocks and other equity securities.

The Universal Institutional Funds, Inc. - U.S. Real Estate Portfolio: Class I
Investment Adviser:	Morgan Stanley Investment Management Inc.
Investment Objective:	Above average current income and long-term capital appreciation by investing primarily in equity securities of companies in the U.S. real estate industry, including real estate investment trusts.

Van Eck Worldwide Insurance Trust - Worldwide Hard Assets Fund: Initial Class
Investment Adviser:	Van Eck Associates Corporation
Investment Objective:	Long-term capital appreciation by investing primarily in hard asset securities. Income is a secondary consideration.

W&R Target Funds, Inc. - Growth Portfolio
Investment Adviser:	Waddell & Reed Investment Management Company
Investment Objective:	Capital growth with a secondary objective of current income.

W&R Target Funds, Inc. - Real Estate Securities Portfolio
Investment Adviser:	Waddell & Reed Investment Management Company
Sub-adviser:	Advantus Capital Management, Inc.
Investment Objective:	Total return through a combination of capital appreciation and current income.

Appendix B: Definitions

Accumulation Unit - The measure of your investment in, or share of, a Sub-Account after we deduct for transaction fees and periodic charges. Initially, we set the Accumulation Unit value at $10 for each Sub-Account.

Attained Age - The Insured’s age on the Policy Date plus the number of full years since the Policy Date.
Beneficiary - The person or legal entity to whom/which the Death Benefit is paid upon the Insured’s death.
Cash Surrender Value - The amount payable to you upon a full surrender of the policy. This amount is equal to the Enhanced Cash Value, minus Indebtedness and outstanding policy charges.
Cash Value - The sum of the value your allocations to the Sub-Accounts, the fixed account, and the Policy Loan Account.
Code - The Internal Revenue Code of 1986, as amended.
Combined Death Benefit - The total amount of death benefit for the Supplemental Insurance rider and the base policy. The Combined Death benefit will equal or exceed the Total Specified Amount.

Death Benefit - The amount of insurance coverage provided by the base policy, and the Supplemental Insurance Rider, if purchased, upon the Insured’s death while the policy is In Force and before the Maturity Date. The actual amount we pay to the Beneficiary is the amount of insurance coverage provided by the base policy, and the Supplemental Insurance Rider, if purchased, less any Indebtedness and any due and unpaid policy charges.

Enhanced Cash Value - The sum of the policy’s Cash Value plus the Enhancement Benefit, if applicable.
Enhancement Benefit - An additional amount added to the policy’s Cash Surrender Value upon a full surrender of the policy, provided the qualifying conditions have been satisfied.
FDIC - Federal Deposit Insurance Corporation.
Grace Period - A 61-day period after which the policy will Lapse if you do not remit sufficient Premium to keep the policy In Force.
Home Office - Our Home Office is located at One Nationwide Plaza, Columbus, Ohio 43215.
In Force - The insurance coverage is in effect.
Indebtedness - The total amount of all outstanding policy loans, including principal and interest due.
Insured - The person whose life we insure under the policy and whose death results in the payment the Death Benefit.
Investment Experience - The market performance of a mutual fund (in which a) Sub-Account invests.
Lapse - The policy terminates without value.
Maturity Date - The anniversary of the Policy Date on or next following the Insured's 100th birthday (unless extended).
Maturity Proceeds - The amount of money payable to you on the Maturity Date if your policy is In Force. The Maturity Proceeds are equal to the Cash Value minus any Indebtedness.
Minimum Required Death Benefit - The least amount of Death Benefit that will qualify the policy as life insurance under the Code.
NCUSIF - Nationwide Credit Union Share Insurance Fund.

Net Amount At Risk - The policy’s Death Benefit minus the policy’s Cash Value.

Net Asset Value (NAV) - The price of a share of a mutual fund in which a Sub-Account invests. It is calculated by subtracting the mutual fund’s liabilities from its total assets, and dividing that figure by the number of shares outstanding. We use the NAV to calculate the value of Accumulation Units. The NAV does not reflect deductions we make for charges we take from Sub-Accounts. Accumulation Unit values do reflect these deductions.

Net Premium - The amount of Premium applied to your policy after the deduction of the Premium Load.

Policy Data Page(s) - The Policy Data Page contains more detailed information about the policy, some of which is unique and particular to the Owner, the Beneficiary and the Insured. The charges shown on the Policy Data Page reflect the guaranteed maximum policy charges, which may not be the amount you will actually be charged. Please request an illustration for specific information about your particular charges.

Policy Date - The date we begin assessing charges under the policy, as shown on the Policy Data Page. Policy years and months are measured from this date. This date will be the date the initial Premium is paid, unless you request and we approve another date.

Policy Loan Account - An account used as collateral for policy loans. Upon approval of a policy loan, we transfer an amount from the Cash Value that equals the policy loan amount to this account. Amounts transferred from the Sub-Accounts will be in the same proportion as your Sub-Account allocations, unless you instruct otherwise. We will only transfer amounts from the fixed account if the loan amount exceeds 90% of the Cash Value allocated to the Sub-Accounts. Amounts in this account will accrue and be credited daily interest at a rate not less than the stated interest crediting rate shown on your Policy Data Page.

Policy Proceeds or Proceeds - Policy Proceeds are the amount payable upon termination of the policy. Policy Proceeds could be comprised of the Death Benefit, the Maturity Proceeds, or the Cash Surrender Value upon a full surrender of the policy.

Premium - The amount of money you pay into the policy.
Rider - An optional benefit you may purchase/elect under the policy.
Rider Specified Amount - The portion of the Total Specified Amount attributable to the Supplemental Insurance rider. It is shown on the Policy Data Page.
SEC - The Securities and Exchange Commission.

Specified Amount - The amount of Death Benefit coverage on the Policy Date, as shown on the Policy Data Page. Thereafter, the Death Benefit coverage under your policy will equal or exceed this amount, provided you do not request a Specified Amount decrease and provided you do not take a partial surrender from the policy.

Total Specified Amount - The Specified Amount associated with the base policy plus the Specified Amount associated with the Supplemental Insurance Rider (if any).
Sub-Accounts - The mechanisms we use to account for your allocations of Net Premium and Cash Value among the policy’s variable investment options.
Us, we, our or the company - Nationwide Life Insurance Company.

Valuation Period - The period during which we determine the change in the value of the Sub-Accounts. One Valuation Period ends and another begins with the close of normal trading on the New York Stock Exchange.

You, your or the policy owner or Owner - The corporation or legal entity named as the owner (i) in the application, or (ii) to which ownership rights in the policy have been validly assigned.

Outside back cover page

To learn more about this policy, you should read the Statement of Additional Information (the “SAI”) dated the same date as this prospectus. For a free copy of the SAI, to receive personalized illustrations of Death Benefits, net cash surrender values, and cash values, and to request other information about this policy please call our Service Center at 1-877-351-8808 (TDD: 1-800-238-3035) or write to us at Nationwide Life Insurance Company, Corporate Insurance Markets, One Nationwide Plaza, 1-11-08, Columbus, OH 43215-2220.

The SAI has been filed with the SEC and is incorporated by reference into this prospectus. The SEC maintains an Internet website (http://www.sec.gov) that contains the SAI and other information about us and the policy. Information about us and the policy (including the SAI) may also be reviewed and copied at the SEC's Public Reference Room in Washington, D.C., or may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC, 100 F Street NE, Washington, D.C. 20549-0102. Additional information on the operation of the Public Reference Room may be obtained by calling the SEC at (202) 551-8090.

Investment Company Act of 1940 Registration File No. 811-8301.
Securities Act of 1933 Registration File No. __________________

Nationwide VLI Separate Account-4
(Registrant)

Nationwide Life Insurance Company
(Depositor)

Corporate Insurance Markets
One Nationwide Plaza, 1-11-08
Columbus, OH 43215-2220
1-877-351-8808
TDD: 1-800-238-3035

STATEMENT OF ADDITIONAL INFORMATION

Corporate Flexible Premium Variable Universal Life Insurance Policies

This Statement of Additional Information (“SAI'') contains additional information regarding the corporate flexible premium variable universal life insurance policy offered by Nationwide Life Insurance Company (“Nationwide”). This SAI is not a prospectus and should be read together with the policy prospectus dated XXXXX and the prospectuses for the mutual funds. You may obtain a copy of these prospectuses by writing or calling us at our address or phone number shown above.

*****

The information in this statement of additional information is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This statement of additional information is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

*****

The date of this Statement of Additional Information is XXXXX.

Nationwide Life Insurance Company

We are a stock life insurance company organized under the laws of the State of Ohio in March 1929 with our Home Office at One Nationwide Plaza, Columbus, Ohio 43215. We provide life insurance, annuities and retirement products. We are admitted to do business in all states, the District of Columbia and Puerto Rico. Nationwide is a member of the Nationwide group of companies and all of our common stock is owned by Nationwide Financial Services, Inc. (“NFS”), a holding company. NFS has two classes of common stock outstanding with different voting rights enabling Nationwide Corporation (the holder of all of the outstanding Class B Common Stock) to control NFS. Nationwide Corporation is a holding company, as well. All of the common stock is held by Nationwide Mutual Insurance Company (95.2%) and Nationwide Mutual Fire Insurance Company (4.8%), the ultimate controlling persons of the Nationwide group of companies. The Nationwide group of companies is one of America’s largest insurance and financial services family of companies, with combined assets of over $158 billion as of December 31, 2005.

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Nationwide VLI Separate Account-4

Nationwide VLI Separate Account-4 is a separate account that invests in mutual funds offered and sold to insurance companies and certain retirement plans. We established the separate account on December 3, 1987 pursuant to Ohio law. Although the separate account is registered with the SEC as a unit investment trust pursuant to the Investment Company Act of 1940 the SEC does not supervise our management or the management of the variable account. We serve as the custodian of the assets of the variable account.

Nationwide Investment Services Corporation (NISC)

The policies are distributed by NISC, located at One Nationwide Plaza, Columbus, Ohio 43215, a wholly owned subsidiary of Nationwide. For contract issued in Michigan, all references to NISC will mean Nationwide Investment Svcs. Corporation.

The policies will be sold on a continuous basis by licensed insurance agents in those states where the policies may lawfully be sold. Agents are registered representatives of broker dealers registered under the Securities Exchange Act of 1934 who are member firms of the National Association of Securities Dealers, Inc. (“NASD”).

Gross first year commissions plus any expense allowance payments paid by Nationwide on the sale of these policies provided by NISC will not exceed 41% of the Premium. After the first policy year, we pay gross renewal commissions on the sale of the policies provided by NISC that will not exceed 11% of actual premium payment.

We paid no underwriting commissions to NISC for this separate account in 2005.

Services

We have responsibility for administration of the policies and the variable account. We also maintain the records of the name, address, taxpayer identification number, and other pertinent information for each policy owner and the number and type of policy issued to each policy owner and records with respect to the policy value of each policy.

We are the custodian of the assets of the variable account. We will maintain a record of all purchases and redemption of shares of the mutual funds. We or our affiliates may have entered into agreements with either the investment adviser or distributor for the mutual funds. The agreements relate to administrative services we or our affiliate furnish. Some of the services provided include distribution of underlying fund prospectuses, semi-annual and annual fund reports, proxy materials and fund communications, as well as maintaining the websites and voice response systems necessary for contract owners to execute trades in the funds. We also act as a limited agent for the fund for purposes of accepting the trades. For these services the funds agree to pay us an annual fee based on the average aggregate net assets of the variable account (and other separate accounts of Nationwide or life insurance company subsidiaries of Nationwide) invested in the particular fund.

We take these anticipated fee payments into consideration when determining the expenses necessary to support the policies. Without these payments, policy charges would be higher. Only those funds that agree to pay us a fee will be offered in the policy. Generally, we expect to receive somewhere between 0.10% to 0.45% (an annualized rate of the daily net assets of the variable account) from the funds offered in the policies. What is actually received depends upon many factors, including but not limited to the type of fund (i.e., money market funds generally pay less revenue than other fund types) and the actual services rendered to the fund company.

The financial statements of Nationwide VLI Separate Account-4 and the consolidated financial statements of Nationwide Life Insurance Company and subsidiaries for the periods indicated have been included herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report of KPMG LLP covering the December 31, 2005 consolidated financial statements of Nationwide Life Insurance Company and subsidiaries contains an explanatory paragraph that states that Nationwide Life Insurance Company and subsidiaries adopted the American Institute of Certified Public Accountants' Statement of Position 03-1, Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts, in 2004. KPMG LLP is located at 191 West Nationwide Blvd., Columbus, Ohio 43215.

Underwriting Procedure

We underwrite the policies issued through Nationwide VLI Separate Account-4. The policy's cost of insurance depends upon the Insured's issue age, underwriting class, length of time the policy has been In Force, and policy components selected. The rates will vary depending upon tobacco use and other risk factors. Monthly cost of insurance rates will not exceed those guaranteed in the policy.

Guaranteed cost of insurance rates for base coverage and coverage pursuant to the Supplemental Insurance Rider under policies issued on a non-medical basis are based on (i) the 1980 Commissioners’ Standard Ordinary 80% Male Mortality Table, (ii) Age Last Birthday, and (iii) tobacco distinct status. Guaranteed cost of insurance rates for base coverage and coverage pursuant to the Supplemental Insurance Rider under policies issued on a medical basis are based on (i) either (a) the 1980 Commissioners’ Standard Ordinary 100% Male Mortality Table or (b) the 1980 Commissioners’ Standard Ordinary 100% Female Mortality Table, (ii) Age Last Birthday, and (iii) tobacco distinct status. Guaranteed cost of insurance rates for base coverage and coverage pursuant to the Supplemental Insurance Rider on substandard risks will equal the guaranteed cost of insurance rates for standard risks times a

2

percentage greater than 100%.

The underwriting class of an Insured may affect the cost of insurance rate. There are three underwriting classes into which Insureds are placed, depending on the Insureds’ mortality characteristics: Guaranteed Issue, Simplified Issue, and Regular Issue. Within each of these mortality risk classes, there are three sub-classifications based on other risk factors of the case and the associated employee benefit plan. The most favorable is Class A, followed by Class B, and then Class C.

In an otherwise identical policy, an Insured in the Regular Issue underwriting class will have a lower cost of insurance than an Insured in a rate class with higher mortality risks.

The rating class is determined using questionnaires, medical records, and physical exams, depending on the amount of insurance and the attributes of the Insured. On groups, we may underwrite using short-form questionnaires or abbreviated medical evaluations.

Net Amount at Risk

The policy’s cost of insurance is also dependent on the policy’s Net Amount at Risk. The Net Amount at Risk is allocated between the base coverage and the Supplemental Insurance Rider. The Net Amount at Risk for the base policy is the base policy Death Benefit minus the policy’s Cash Value. The Net Amount at Risk for the Supplemental Insurance Rider is the rider Death Benefit (as described in the “Supplemental Insurance Rider” section of the “Policy Riders and Rider Charges” provision of the prospectus).

Illustrations

Before you purchase the policy and upon request thereafter, we will provide illustrations of future benefits under the policy based upon the proposed Insured's age and premium class, the Death Benefit option elected, Specified Amount, planned periodic Premiums, policy components you select, and Riders requested. An illustration will also demonstrate how the current charges associated with your policy may be reduced if you elect the Supplemental Insurance Rider.

Advertising

Rating Agencies. Independent financial rating services, including Moody's, Standard & Poor's and A.M. Best Company rank and rate us. The purpose of these ratings is to reflect the financial strength or claims-paying ability of Nationwide. The ratings are not intended to reflect the Investment Experience or financial strength of the variable account. We may advertise these ratings from time to time. In addition, we may include in certain advertisements, endorsements in the form of a list of organizations, individuals or other parties which recommend us or the policies. Furthermore, we may occasionally include in advertisements comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets, or discussions of alternative investment vehicles and general economic conditions.

Money Market Yields. We may advertise the “yield” and “effective yield” for the money market Sub-Account. Yield and effective yield are annualized, which means that it is assumed that the underlying mutual fund generates the same level of net income throughout a year.

Yield is a measure of the net dividend and interest income earned over a specific seven-day period (which period will be stated in the advertisement) expressed as a percentage of the offering price of the underlying mutual fund’s units. The effective yield is calculated similarly, but reflects assumed compounding, calculated under rules prescribed by the SEC. Thus, effective yield will be slightly higher than yield, due to the compounding.

Historical Performance of the Sub-Accounts. We will advertise historical performance of the Sub-Accounts in accordance with SEC prescribed calculations. Please note that performance information is annualized. However, if a Sub-Account has been available in the variable account for less than one year, the performance information for that Sub-Account is not annualized. Performance information is based on historical earnings and is not intended to predict or project future results.

Tax Definition of Life Insurance

7Section 7702(b)(1) of the Internal Revenue Code provides that if one of two alternate tests is met, a policy will be treated as life insurance for federal tax purposes. The two tests are referred to as the Cash Value Accumulation Test and the Guideline Premium/Cash Value Corridor Test. Both tests are available to flexible premium policies such as this one.

The tables that follow show, numerically, the requirements for each test.

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Guideline Premium/Cash Value Corridor Test
Table of Applicable Percentages of Cash Value

Attained Age of Insured	Percentage of Cash Value	Attained Age of Insured	Percentage of Cash Value	Attained Age of Insured	Percentage of Cash Value
0-40	250%	61	128%	81	105%
41	243%	62	126%	82	105%
42	236%	63	124%	83	105%
43	229%	64	122%	84	105%
44	222%	65	120%	85	105%
45	215%	66	119%	86	105%
46	209%	67	118%	87	105%
47	203%	68	117%	88	105%
48	197%	69	116%	89	105%
49	191%	70	115%	90	105%
50	185%	71	113%	91	104%
51	178%	72	111%	92	103%
52	171%	73	109%	93	102%
53	164%	74	107%	94	101%
54	157%	75	105%	95	101%
55	150%	76	105%	96	101%
56	146%	77	105%	97	101%
57	142%	78	105%	98	101%
58	138%	79	105%	99	101%
59	134%	80	105%	100	100%
60	130%

Cash Value Accumulation Test

The Cash Value Accumulation Test requires the Death Benefit to exceed an applicable percentage of the cash value. These applicable percentages are calculated by determining net single premiums, as defined in Code Section 7702(b), for each policy year given a set of actuarial assumptions. The relevant material assumptions include an interest rate of 4% and 1980 CSO guaranteed mortality as prescribed in Revenue Code Section 7702 for the Cash Value Accumulation Test. The resulting net single premiums are then inverted (i.e., multiplied by 1/net single premium) to give the applicable cash value percentages. These premiums vary with the ages, sexes, and risk classifications of the Insureds.

The table below provides an example of applicable percentages for the Cash Value Accumulation Test. This example is for a male non-tobacco preferred issue age 55.

Policy Year	Percentage of Cash Value	Policy Year	Percentage of Cash Value	Policy Year	Percentage of Cash Value
1	302%	16	174%	31	121%
2	290%	17	169%	32	119%
3	279%	18	164%	33	118%
4	269%	19	159%	34	116%
5	259%	20	154%	35	115%
6	249%	21	150%	36	113%
7	240%	22	146%	37	112%
8	231%	23	142%	38	111%
9	223%	24	139%	39	110%
10	215%	25	136%	40	108%
11	207%	26	133%	41	107%
12	200%	27	130%	42	106%
13	193%	28	127%	43	104%
14	186%	29	125%	44	103%
15	180%	30	123%	45	102%

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Financial Statements to be filed by subsequent pre-effective amendment.

PART C. OTHER INFORMATION

Item 26. Exhibits

(a)	Resolution of the Depositor’s Board of Directors authorizing the establishment of the Registrant - Filed previously with registration statement (333-31725) and hereby incorporated by reference.

(b)	Custodian Agreements - Not Applicable.

(c)	Underwriting or Distribution of contracts between the Depositor and Principal Underwriter - Filed previously with registration statement (333-31725) and hereby incorporated by reference.

(d)	The form of the contract - To be filed by subsequent pre-effective amendment.

(e)	The form of the contract application - Attached hereto.

(f)	Articles of Incorporation of Depositor - Filed previously with registration statement (333-31725) and hereby incorporated by reference.

(g)	Reinsurance Contracts -To be filed by pre-effective amendment.

(h)	Form of Participation Agreement - Filed previously with registration statement (333-31725) and hereby incorporated by reference.

(i)	Administrative Contracts - Not Applicable.

(j)	Other Material Contracts - Not Applicable.

(k)	Opinion of Counsel - Attached hereto

(l)	Actuarial Opinion - Not Applicable.

(m)	Calculation - Not Applicable.

(n)	Consent of Independent Registered Public Accounting Firm - To be filed by pre-effective amendment.

(o)	Omitted Financial Statements - Not Applicable.

(p)	Initial Capital Agreements - Not Applicable.

(q)	Redeemability Exemption- Filed previously with registration statement (333-46338) and hereby incorporated by reference.

Item 27. Directors and Officers of the Depositor

Chairman of the Board and Director	Arden L. Shisler
Chief Executive Officer and Director	W. G. Jurgensen
President and Chief Operating Officer	Mark R. Thresher
Executive Vice President and Chief Legal and Governance Officer	Patricia R. Hatler
Executive Vice President-Chief Administrative Officer	Terri L. Hill
Executive Vice President-Chief Information Officer	Michael C. Keller
Executive Vice President-Finance, Investments and Strategy	Robert A. Rosholt
Senior Vice President and Treasurer	Harry H. Hallowell
Senior Vice President-Chief Compliance Officer	Carol Baldwin Moody
Senior Vice President-Chief Financial Officer	Timothy G. Frommeyer
Senior Vice President-Chief Investment Officer	Gail G. Snyder
Senior Vice President-Chief Technology Officer	Srinivas Koushik
Senior Vice President-CIO Strategic Investments	Gary I. Siroko
Senior Vice President-Corporate Relations	Gregory S. Lashutka
Senior Vice President-Corporate Strategy	J. Stephen Baine
Senior Vice President-Division General Counsel	Thomas W. Dietrich
Senior Vice President-Enterprise Chief Risk Officer	Brian W. Nocco
Senior Vice President-Group Business Head	Duane C. Meek
Senior Vice President-Health and Productivity	Holly R. Snyder
Senior Vice President-In Retirement Business Head	Keith I. Millner
Senior Vice President-Individual Investments Business Head	Mark D. Phelan
Senior Vice President-Individual Protection Business Head	Peter A. Golato
Senior Vice President-Information Technology	Mark D. Torkos
Senior Vice President-Internal Audit	Kelly A. Hamilton
Senior Vice President-NF Marketing	Gordon E Hecker
Senior Vice President-NF Systems	R. Dennis Noice
Senior Vice President-Non-Affiliated Sales	John Laughlin Carter
Senior Vice President-PCIO Brokerage Operations & Sponsor Relations	David K. Hollingsworth
Senior Vice President-President - Nationwide Bank	John S. Skubik
Senior Vice President-Property and Casualty Claims	David R. Jahn
Senior Vice President-Property and Casualty Commercial/Farm Product Pricing	W. Kim Austen
Senior Vice President-Property and Casualty Commercial/Farm Product Pricing	James R. Burke
Senior Vice President-Property and Casualty Human Resources	Gale V. King
Senior Vice President-Property and Casualty Personal Lines Product Pricing	J. Lynn Greenstein
Director	Joseph A. Alutto
Director	James G. Brocksmith, Jr.
Director	Keith W. Eckel
Director	Lydia M. Marshall
Director	Donald L. McWhorter
Director	David O. Miller
Director	Martha James Miller de Lombera
Director	James F. Patterson
Director	Gerald D. Prothro
Director	Alex (nmn) Shumate

The business address of the Directors and Officers of the Depositor is:
One Nationwide Plaza, Columbus, Ohio 43215

Item 28. Persons Controlled by or Under Common Control with the Depositor or Registrant.
*	Subsidiaries for which separate financial statements are filed
**	Subsidiaries included in the respective consolidated financial statements
***	Subsidiaries included in the respective group financial statements filed for unconsolidated subsidiaries
****	Other subsidiaries

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
1717 Advisory Services, Inc.	Pennsylvania		The company was formerly registered as an investment advisor and is currently inactive.
1717 Brokerage Services, Inc.	Pennsylvania		This company is registered as a broker-dealer.
1717 Capital Management Company*	Pennsylvania		The company is registered as a broker-dealer and investment advisor.
1717 Insurance Agency of Massachusetts	Massachusetts
The company was established to grant proper licensing to former Provident Mutual Companies in Massachusetts Life Insurance Company (n.k.a. Nationwide Life Insurance Company of America) affiliates in Massachusetts.

1717 Insurance Agency of Texas	Texas		The company was established to grant proper licensing to former Provident Mutual Companies in TexasLife Insurance Company (n.k.a. Nationwide Life Insurance Company of America) affiliates in Texas.
401(k) Investment Advisors, Inc	Texas		The company is a broker-dealer registered with the National Association of Securities Dealers, Inc.
401(k) Investment Services, Inc.*	Texas		This corporation acts as a holding company.
AGMC Reinsurance Ltd	Turks & Caicos Islands		The corporation is a third-party Administrator providing record keeping services for 401(k) plans.
AID Financial Services, Inc	Iowa		The company is an investment advisor registered with the State of Texas.
Allied Document Solutions, Inc	Iowa		The corporation is a captive reinsurer.
ALLIED General Agency Company	Iowa		The corporation is a holding company.
ALLIED Group, Inc	Iowa		The corporation provides general printing services to its affiliated companies as well as to unaffiliated companies.
ALLIED Property and Casualty Insurance Company	Iowa		The corporations a managing general agent and surplus lines broker for property and casualty insurance products.
Allied Texas Agency, Inc.	Texas		The corporation is a property and casualty holding company.
Allnations, Inc.	Ohio		The corporation underwrites general property and casualty insurance.
AMCO Insurance Company	Iowa		The corporation acts as a managing general agent to place personal and commercial automobile insurance with CCNIC for the independent agency companies.
American Marine Underwriters, Inc	Florida		The company engages in promoting , extending and strengthening cooperative insurance organizations throughout the world.
Asset Management Holdings, plc*	England and Wales		The corporation underwrites general property and casualty insurance.
Audenstar Limited	England		The corporation is an underwriting manager for ocean cargo and hull insurance.

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
BlueSpark, LLC	Ohio
The corporation is a holding company of a group engaged in the management of pension fund assets, unit trusts and other collective investment schemes, hedge funds, investment trusts and portfolios for corporate clients.

Cal-Ag Insurance Services, Inc	California		The company is an investment holding company. The company holds a 21% interest in Riverview International Group, Inc.
CalFarm Insurance Agency	California		The company provides a fully integrated suite of on-demand management solutions from leading industry providers to small and mid-size businesses.
Colonial County Mutual Insurance Company*	Texas		The company is an insurance agency.
Corviant Corporation	Delaware		The company is an insurance agency.
Crestbrook Insurance Company	California		The corporation underwrites non-standard automobile and motor cycle insurance and various other commercial liability coverage in Texas.
Damian Securities Limited*	England & Wales
The purpose of the corporation is to create a captive distribution network through which affiliates can sell multi-manager investment products, insurance products and sophisticate estate planning services. Also an investment adviser.

Depositors Insurance Company	Iowa		The company is an Ohio-based multi-line insurance corporation that is authorized to write personal, automobile, homeowners and commercial insurance.
Discover Insurance Agency , LLC	California		The corporation is engaged in investment holding.
Discover Insurance Agency of Texas, LLC	Texas		The corporation underwrites general property and casualty insurance.
DVM Insurance Agency, Inc.	California		The purpose of the company is to sell property and casualty insurance products, including, but not limited to, automobile or other vehicle insurance and homeowner's insurance.
Europewide Life SA*	Luxembourg		To sell property and casualty insurance products including, but not limited to, automobile or other vehicle insurance and homeowner's insurance.
F&B Inc.	Iowa		The company places the pet insurance business not written by Veterinary Pet Insurance Company outside of California with National Casualty Company.
Farmland Mutual Insurance Company	Iowa		The company writes life insurance including coinsurance and reinsurance.
Fenplace Limited	England & Wales		The corporation is an insurance agency that places business not written by Farmland Insurance company with other carriers.
Financial Horizons Distributors Agency of Alabama, Inc	Alabama		The corporation provides property and casualty insurance primarily to agricultural businesses.
Financial Horizons Distributors Agency of Ohio, Inc	Ohio		The company is dormant within the meaning of Section 249AA of the Companies Act of 1985.
Financial Horizons Distributors Agency of Texas, Inc	Texas		The corporation is an insurance agency marketing life insurance and annuity products through financial institutions.

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
Financial Settlement Services Agency, Inc.	Ohio		The corporation is an insurance agency marketing life insurance and annuity products through financial institutions.
Financial Settlement Services LLC	Ohio		The corporation is an insurance agency Marketing life insurance and annuity products through financial institutions.
FutureHealth Corporation	Maryland		The company is an insurance agency in the business of selling structured settlement products.
FutureHealth Holding Company	Maryland		The company is an insurance agency in the business of selling structured settlement products.
FutureHealth Technologies Corporation	Maryland		The company is a wholly owned subsidiary of FutureHealth Holding Company, which provides population risk management.
G.I.L. Nominees Limited	England & Wales		The company provides population risk management.
Gardiner Point Hospitality LLC	Ohio		The company is a wholly owned subsidiary of FutureHealth Holding Company, which provides population risk management.
Gartmore Capital Management Limited*	England & Wales		The company is dormant within the meaning of Section 249AA of the Companies Act of 1985.
Gartmore Distribution Services Inc.*	Delaware		The company serves to hold the assets and liabilities of a hotel foreclosure.
Gartmore Emerging Managers, LLC	Delaware		The company acts as a holding company for Gartmore US Limited and has applied to cancel its registration with the UK Financial Services Authority.
Gartmore Fund Managers Limited*	England & Wales		The corporation is a limited broker-dealer.
Gartmore Fund Managers International Limited*	Jersey Channel Islands		The company acquires and holds the majority interest in registered investment advisers.
Gartmore Global Asset Management Trust*	Delaware
The company is engaged in authorized unit trust management and OEIC management. It is also the authorized Corporate Director of Gartmore OEIC Funds. The company is regulated by the UK Financial Services Authority.

Gartmore Global Asset Management, Inc.	Delaware		The company is in Member's Voluntary Liquidation.
Gartmore Global Investments Inc.*	Delaware		The company acts as a holding company for the Gartmore Group and as a registered investment advisor to mutual funds.
Gartmore Global Partners*	Delaware		This company operates as a holding company.
Gartmore Global Ventures, Inc.	Delaware		The company acts as a holding company.
Gartmore Group Limited*	England & Wales		The partnership an investment adviser to mutual funds, institutional and separate accounts.
Gartmore Investment Limited*	England & Wales		The company acts as a holding company.
Gartmore Investment Services	Germany		The company acts as a holding company.
Gartmore Investment Services Limited*	England
The company is engaged in investment management and advisory services to pension funds, unit trusts and other collective investment schemes, investment trusts and portfolios for corporate or other institutional clients.

Gartmore Investment Management plc*	England & Wales		The company is engaged in marketing support.

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
Gartmore Investor(s) Services, Inc.	Ohio		The company is engaged in investment holding.
Gartmore Japan Limited*	Japan		The company is an investment holding company and provides services to other companies within the Gartmore group of companies in the United Kingdom.
Gartmore Managers (Jersey) Limited*	Jersey, Channel Islands		The corporation provides transfer and dividend disbursing services to various mutual fund entities.
Gartmore Morley and Associates, Inc.	Oregon		The company is engaged in the business of investment management.
Gartmore Morley Capital Management, Inc.	Oregon
The company serves as the manager of four AIB Govett Jersey funds - AIB Grofunds Currency Funds Limited, Govett Securities & Investments Limited, Govett Singapore Growth Fund Limited and Govett Safeguard Funds Limited.

Gartmore Morley Financial Services, Inc.	Oregon		The corporation brokers or places book value maintenance agreements (wrap contracts) and guaranteed contracts (GICs) for collective investment trusts and accounts.
Gartmore Mutual Fund Capital Trust	Delaware		The corporation is an investment advisor and stable value money manager.
Gartmore No. 1 General Partner Limited*	Scotland		The corporation is a holding company.
Gartmore No. 2 General Partner Limited*	Scotland		The trust acts as a registered investment advisor to mutual funds.
Gartmore No. 3 General Partner GP Limited	Scotland		The company is a Gartmore No. 1 General Partner to Scottish Limited Partnership, itself a general partner of Gartmore Direct Fund I Limited Partnership, a private equity investment vehicle.
Gartmore No. 3 General Partner ILP Limited	Scotland		The company is a Gartmore No. 2 General Partner to Scottish Limited Partnership, itself a general partner of Gartmore Direct Fund I Limited Partnership, a private equity investment vehicle.
Gartmore Nominees Limited	England & Wales		The Company acts as a General Partner to Private Equity Limited Partnerships.
Gartmore Pension Trustees	England & Wales		The Company acts as a General Partner to Private Equity Limited Partnerships.
Gartmore Riverview II, LLC	Delaware		The company is dormant within the meaning of Section 249A of the Companies Act 1985.
Gartmore Riverview LLC*	Delaware		The company is the trustee of the Gartmore Pension Scheme.
Gartmore Riverview Polyphony Fund LLC*	Delaware
The company provides customized solutions, in the form of expert advise and investment management services, to a limited number of institutional investors, through construction of hedge fund and alternative asset portfolios and their integration into the entire asset allocation framework.

Gartmore S.A. Capital Trust	Delaware		The company serves as a holding company for Gartmore Riverview, LLC.
Gartmore Securities Limited*	England & Wales		The company invests in limited partnerships and other entities and retains managers to invest, reinvest and trade in securities and other financial instruments.

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
Gartmore Separate Account LLC	Delaware		The trust acts as a registered investment advisor to institutional and separate accounts; managing member of hedge funds, and administrator for Gartmore's mutual funds.
Gartmore Services Ltd	Jersey, Channel Islands		The company is engaged in investment holding and is a partner in Gartmore Global Partners.
Gartmore Trust Company	Oregon		The company acts as an investment advisor registered with the Securities and Exchange Commission.
Gartmore U.S. Limited*	England & Wales		The company provides services to the Gartmore group of companies.
Gates, McDonald & Company*	Ohio		The corporation is an Oregon state bank with trust power.
Gates, McDonald & Company of New York, Inc	New York		The company is a joint partner in Gartmore Global Partners.
GatesMcDonald DTAO, LLC	Ohio		The company provides services to employers for managing worker's compensation matters and employee benefits costs.
GatesMcDonald DTC, LLC	Ohio		The corporation provides worker's compensation/self-insured claims administration services to employers with exposure in New York.
GatesMcDonald Health Plus, Inc.	Ohio		The corporation provides medical management and cost containment services to employers.
GGI MGT LLLC	Delaware		The company provides disability tax reporting services.
GIL Nominees Limited	England & Wales		The company provides disability tax reporting services.
GSA MF LLC	Delaware
The company is a passive investment holder in Newhouse Special Situations Fund I, LLC for the purpose of allocation of earnings to Gartmore management team as it relates to the ownership and management of Newhouse Special Situations Fund I, LLC.

Insurance Intermediaries, Inc	Ohio		The company acts as a nominee. The company is dormant with in the meaning of Section 249AA of the companies Act of 1885 of England and Wales.
Life REO Holdings, LLC	Ohio		The company operates as a Commodities Pool Operator to several public commodity pool products. The LLC is registered with the Commodity Futures Trading commission and the National Futures Association.
Lone Star General Agency, Inc	Texas		The corporation is an insurance agency and provides commercial property and casualty brokerage services.
MedProSolutions, Inc	Massachusetts		The company serves as a holding company for foreclosure entities.
Nationwide Life Insurance Company of America	Pennsylvania		The corporation acts as general agent to market non-standard automobile and motorcycle insurance for Colonial County Mutual Insurance Company.
National Casualty Company	Wisconsin		The corporation provides third-party administration services for workers compensation, automobile injury and disability claims.
National Casualty Company of America, Ltd	England		The corporation underwrites various property and casualty coverage, as well as individual and group accident and health insurance.

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
Nationwide Advantage Mortgage Company*	Iowa		This company is currently inactive.
Nationwide Affinity Insurance Company of America	Ohio		The company is engaged in making residential (1-4 family) mortgage loans.
Nationwide Affordable Housing, LLC.	Ohio		The company is a property and casualty insurer that currently writes a small, but increasing, book of personal lines of business in multiple states.
Nationwide Agency, Inc.	Ohio		The company invests in affordable multi-family housing projects throughout the U.S.
Nationwide Agribusiness Insurance Company	Iowa		The corporation is an insurance agency.
Nationwide Arena, LLC*	Ohio		The corporation provides property and casualty insurance primarily to agricultural business.
Nationwide Asset Management Holdings Limited*	England & Wales		The purpose of this company is to develop Nationwide Arena and to engage in related Arena district development activity.
Nationwide Assurance Company	Wisconsin
The corporation is a holding company of a group engaged in the management of pension fund assets, unit trusts and other collective investment schemes, hedge funds, investment trusts and portfolios for corporate clients.

Nationwide Atlantic Insurance Company	Ohio		The corporation under-writes non-standard auto and motorcycle insurance.
Nationwide Capital Mortgage, LLC	Ohio		The company engages in general insurance, except life insurance.
Nationwide Cash Management Company*	Ohio
This company is a holding company that funds/owns commercial mortgage loans for an interim basis, hedges the loans during the ownership period, and then sells the loans as part of a securitization to generate a profit.

Nationwide Community Development Corporation, LLC	Ohio		The corporation buys and sells investment securities of a short-term nature as the agent for other corporations, foundations, and insurance company separate accounts.
Nationwide Corporation	Ohio		The company holds investments in low-income housing funds.
Nationwide Credit Enhancement Insurance Company	Ohio		The corporation acts primarily as a holding company for entities affiliated with NMIC and NMFIC.
Nationwide Exclusive Agent Risk Purchasing Group, LLC	Ohio		The company provides primary mortgage insurance for loans originated by NAMC through the direct channel (internet) that have a loan to value ration in excess of 80%.
Nationwide Financial Assignment Company	Ohio		The company proves a mechanism for the purchase of group liability insurance for insurance agents operating nationwide.
Nationwide Financial Institution Distributors Agency, Inc.	Delaware		The corporation acts as an administrator of structured settlements.
Nationwide Financial Institution Distributors Agency, Inc. of New Mexico	New Mexico		The corporation is an insurance agency.
Nationwide Financial Institution Distributors Insurance Agency, Inc of Massachusetts	Massachusetts		The corporation is an insurance agency.

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
Nationwide Financial Services (Bermuda) Ltd.*	Bermuda		The corporation is an insurance agency.
Nationwide Financial Services Capital Trusts	Delaware		The company is a long-term insurer that issues variable annuity and variable life products to persons outside the United States and Bermuda.
Nationwide Financial Services, Inc.*	Delaware		The Trust's sole purpose is to issue and sell certain securities representing individual beneficial interests in the assets of the Trust.
Nationwide Financial Sp. Z o.o	Poland		The company acts primarily as a holding company within the Nationwide organization that offer or distribute long-term savings and retirement products.
Nationwide Financial Structured Products, LLC	Ohio		The corporation provides services to Nationwide Global Holdings, Inc. in Poland.
Nationwide Foundation*	Ohio		The company serves to capture and report the results of the structured products business unit.
Nationwide General Insurance Company	Ohio		The corporation contributes to non-profit activities and projects.
Nationwide Global Finance, LLC	Ohio		The Corporation transacts a general insurance business, except life insurance.
Nationwide Global Funds	Luxembourg		The company acts as a support company for Nationwide Global Holdings, Inc., in its international capitalization efforts.
Nationwide Global Holdings, Inc.*	Ohio		This company is formed to issue shares of mutual funds.
Nationwide Global Holdings, Inc. Luxembourg Branch	Luxembourg		The corporation is a holding company for international operations.
Nationwide Global Holdings-NGH Brazil Participacoes Ltda	Brazil		It serves as an extension of Nationwide Global Holdings, Inc.
Nationwide Global Services E.I.G. New Company	Luxembourg		The company acts as a Holding Company.
Nationwide Health and Productivity Company	Ohio		The company provides shared services to an Economic Interest Group.
Nationwide Indemnity Company*	Ohio		The company acts as a holding company.
Nationwide Insurance Company of America	Wisconsin		Acts as a reinsurer by assuming business from NMIC and other insurers within the Nationwide Insurance Organization.
Nationwide Insurance Company of Florida*	Ohio		The corporation is an independent agency person lines underwriter of property/casualty Insurance.
Nationwide Insurance Management Services, Inc.	Ohio		The corporation tracks general business except life insurance.
Nationwide International Underwriters, Inc.	California		The company provides management services to Cap Pro Insurance Agency, Inc.
Nationwide Investment Advisors, LLC	Ohio		The corporation is a special risks, excess and surplus lines underwriting manager.
Nationwide Investment Services Corporation**	Oklahoma		The company provides investment advisory services.
Nationwide Life and Annuity Insurance Company**	Ohio		It is a limited broker-dealer doing business in the deferred compensation market and acts as an investment advisor.
Nationwide Life and Annuity Company of America**	Delaware		The corporation engages is underwriting life insurance and granting purchasing, and disposing of annuities.

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
Nationwide Life Insurance Company of Delaware*	Delaware		The company provides individual life insurance and group annuity products.
Nationwide Life Insurance Company*	Ohio		The company provides individual life insurance and group annuity products.
Nationwide Lloyds	Texas
The company insures against personal injury, disablement, or death resulting from traveling or general accidents, and against disablement resulting from sickness and every insurance appertaining thereto.

Nationwide Management System, Inc.	Ohio		This corporation provides individual life, group and health insurance, fixed and variable annuity products, and other life insurance products.
Nationwide Martima Vida Previdencia S.A.*	Brazil		The corporation markets commercial property insurance in Texas.
Nationwide Mutual Capital I, LLC	Ohio		The corporation offers a preferred provider organization and other related products and services.
Nationwide Mutual Capital, LLC	Ohio		To operate as a licensed insurance company in the categories of Life and Unrestricted Private Pension Plans in Brazil.
Nationwide Mutual Fire Insurance Company	Ohio		The company acts as a private equity fund investing in companies for investment purposes and to create strategic opportunities for Nationwide.
Nationwide Mutual Funds	Ohio		The business of the Company is to achieve long-term capital appreciation through a portfolio of equity investments in financial service and related companies.
Nationwide Mutual Insurance Company*	Ohio		The company engages in a general insurance and reinsurance business, except life insurance.
Nationwide Private Equity Fund LLC	Ohio		The corporation operates as a business trust for the purposes of issuing investment shares t the public and to segregate asset accounts of life insurance companies.
Nationwide Properties, Ltd.	Ohio		The company engages in general insurance and reinsurance business, except life insurance.
Nationwide Property and Casualty Insurance Company	Ohio		The company invests in private equity funds.
Nationwide Property Protection Services, LLC	Ohio		The company in engaged in the business of developing, owning and operating real estate and real estate investments.
Nationwide Provident Holding Company*	Pennsylvania		The corporation engages in a general insurance business, except life insurance.
Nationwide Realty Investors, Ltd.*	Ohio		The company provides alarm systems and security guard services.
Nationwide Retirement Services, Inc.	Delaware		This is a holding company.
Nationwide Retirement Solutions Insurance Agency, Inc.	Massachusetts		The company is engaged in the business of developing, owning and operating real estate and real estate investments.
Nationwide Retirement Solutions, Inc. Of Arizona	Arizona		The corporation markets and administers deferred compensation plans for public employees.
Nationwide Retirement Solutions, Inc. Of Ohio	Ohio		The corporation markets and administers deferred compensation plans for public employees.
Nationwide Retirement Solutions, Inc. Of Texas	Texas		The corporation markets and administers deferred compensation plans for public employees.

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
Nationwide Sales Solutions, Inc.	Iowa		The corporation provides retirement products, marketing/education and administration to public employees.
Nationwide Securities, Inc.*	Ohio		The corporation markets and administers deferred compensation plans for public employees.
Nationwide Services Company LLC	Ohio		The corporation engages in the direct marketing of property and casualty insurance products.
Nationwide Services Sp. Zo.o	Poland		The corporation is a broker-dealer and provides investment management and administrative services.
Nationwide Trust Company, FSB	United States		The company performs shared services functions for the Nationwide organization.
Nationwide UK Holding Company, Limited*	England & Wales		The corporation provides services to Nationwide Global Holdings, Inc. Poland.
Newhouse Capital Partners, LLC*	Delaware		This is a federal savings bank chartered by the Office of Thrift Supervision in the United States Department of the Treasury to exercise custody and fiduciary powers.
Newhouse Special Situations Fund I, LLC	Delaware		The company acts as a holding company.
NF Reinsurance, Ltd*	Bermuda		The company invests in financial services companies that specialize in e-commerce and promote distribution of financial services.
NFS Distributors, Inc.	Delaware
The company plans owns and manages contributed securities in order to achieve long - term capital appreciation from the contributed securities and through investments in a portfolio of other equity investments in financial service and related companies.

NFSB Investments Ltd.	Bermuda		The company serves as a captive reinsurer for Nationwide Life's universal life, term life and annuity business.
NGH Luxembourgh S.a.r.L.*	Luxembourg		The corporation acts primarily as a holding company for Nationwide Financial Services, Inc. distribution companies.
NGH Netherlands, B.V.	Netherlands		The corporation buys and sells investment securities for its own account in order to enhance the investment returns of its affiliates.
NGH UK, Ltd.*	United Kingdom		The company acts primarily as a holding company of Nationwide Global Holdings, Inc. European operations.
NorthPointe Capital, LLC.	Delaware		The company acts as a holding company for other Nationwide overseas companies.
PanEuroLife*	Luxembourg		The company functions as a support company for other Nationwide overseas companies.
Pension Associates, Inc.	Wisconsin		The company acts as a registered investment advisor to mutual funds, institutional and separate accounts.
Premier Agency, Inc.	Iowa		This Luxembourg-based life insurance company provides individual life insurance primarily in the United Kingdom, Belgium and France.
Provestco, Inc.	Delaware		The corporation provides pension plan administration and record keeping services and pension plan compensation consulting.

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
Quick Sure Auto Agency, Inc.	Texas		This corporation is an insurance agency.
RCMD Financial Services, Inc.	Delaware		This is a real estate holding company that serves as a general partnership in joint venture investments of NLICA.
Registered Investment Advisors Services, Inc.	Texas		The company operates as an employee agent "storefront" for Titan Insurance Services.
Retention Alternatives, Ltd. *	Bermuda		This is a holding company.
Riverview Agency	Texas		The company facilitates third-party money management services for plan providers.
Riverview International Group, Inc.	Delaware		The company will write first dollar insurance policies in the following lines of insurance: workers compensation, general liability and automobile liability for its affiliates in the United States.
RP&C International, Inc	Ohio		The corporation is an insurance agency licensed with the Texas Department of Insurance.
Scottsdale Indemnity Company	Ohio		The company is a holding company for Gartmore Riverview I, LLC.
Scottsdale Insurance Company	Ohio		The company is an investment banking firm which provides specialist advisory services and innovative financial solutions to public and private companies internationally.
Scottsdale Surplus Lines Insurance Company	Arizona		The corporation engages in a general insurance business, except life insurance.
Siam Ar-Na-Khet Company Limited	Thailand		The corporation primarily provides excess and surplus lines of property and casualty insurance.
TBG Advisory Services Corporation	California		The corporation provides excess and surplus lines coverage on a non-admitted basis.
TBG Aviation, Llc	California		The company holds an investment in a leased airplane and maintains an operating agreement with Flight Options.
TBG Danco Insurance Company	California		The corporation is an investment advisor.
TBG Financial & Insurance Services Corporation*	California		The LLC holds an investment in a leased airplane and maintains an operating agreement with Flight Options.
TBG Financial Acquisition Corporation*	Delaware		The corporation provides for life insurance and individual executive estate planning to maximize benefit value.
TBG Financial And Insurance Services Corporation Of Hawaii	California
The company was formed in order to redomesticate TBG Insurance Services Corporation from California to Delaware. On December 23, 2004, TBG Insurance Services Corporation was merged into TBG Financial Acquisition Corporation. The name was changed to "TBG Insurance Services Corporation" on the same day. The company markets and administers executive benefit plans.

The 401(k) Companies, Inc.	Texas		The corporation consults with corporate clients and financial institutions on the development and implementation of proprietary, private placement and institutional insurance products.

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
The 401(k) Company	Texas		The corporation consults with corporate clients and financial institutions on the development and implementation of proprietary, private placement and institutional insurance products.
THI Holdings (Delaware), Inc.*	Delaware		The company acts as a holding company for the Titan, Victoria and Whitehall groups.
Titan Auto Agency, Inc. (d.b.a. Arlans Agency)	Michigan		The company is an insurance agency which primarily sells non-standard automobile insurance in Michigan.
Titan Auto Insurance Of Pennsylvania, Inc.	Pennsylvania		The company is an insurance agency that operates as an employee agent "storefront" for Titan Indemnity Company in Pennsylvania. The company is currently inactive.
Titan Auto Insurance Of New Mexico, Inc.	New Mexico		The company is an insurance agency which primarily sells non-standard automobile insurance in New Mexico.
Titan Holdings Service Corporation	Texas		The company acts as a holding company.
Titan Indemnity Company	Texas		The company is a property and casualty insurer.
Titan Insurance Company	Michigan		The company is a property and casualty insurer.
Titan Insurance Services, Inc.	Texas		The company is a grandfathered managing general agency.
Titan National Auto Call Center, Inc.	Texas		The company is currently inactive.
VertBoise, SA*	Luxembourg		The company acts as a real property holding company.
Veterinary Pet Insurance Company*	California		The company provides pet insurance.
Victoria Automobile Insurance Company	Indiana		The company is a property and casualty insurer.
Victoria Financial Corporation	Delaware		The company acts as a holding company.
Victoria Fire & Casualty Company	Ohio		The company is a property and casualty insurer.
Victoria Insurance Agency, Inc.	Ohio		The company is a property and casualty insurer.
Victoria National Insurance	Ohio		The company is a property and casualty insurer.
Victoria Select Insurance Company	Ohio		The company is a property and casualty insurer.
Victoria Specialty Insurance Company	Ohio		The company is a property and casualty insurer.
VPI Services, Inc.	California		The company operates a nationwide pet registry service for holders of Veterinary Pet Insurance policies, including a pet identification and lost pet recovery program.
W.I. Of Florida, Inc. (d.b.a. Titan Auto Insurance)	Florida		The company is an insurance agency which primarily sells non-standard automobile insurance in Florida.
Washington Square Administrative Services, Inc.	Pennsylvania		This company provided administrative services to NLACA.
Western Heritage Insurance Company	Arizona		The corporation underwrites excess and surplus lines of property and casualty insurance.
Whitehall Holdings, Inc.	Texas		The company acts as a holding company.

	COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
*	MFS Variable Account	Ohio		Issuer of Annuity Contracts
*	Nationwide Multi-Flex Variable Account	Ohio		Issuer of Annuity Contracts
*	Nationwide VA Separate Account-A	Ohio		Issuer of Annuity Contracts
*	Nationwide VA Separate Account-B	Ohio		Issuer of Annuity Contracts
*	Nationwide VA Separate Account-C	Ohio		Issuer of Annuity Contracts
*	Nationwide VA Separate Account-D	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-II	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-3	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-4	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-5	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-6	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-7	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-8	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-9	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-10	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-11	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-12	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-13	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-14	Ohio		Issuer of Annuity Contracts
	Nationwide Variable Account-15	Ohio		Issuer of Annuity Contracts
	Nationwide Variable Account-16	Ohio		Issuer of Annuity Contracts
	Nationwide Variable Account-17	Ohio		Issuer of Annuity Contracts
*	Nationwide Provident VA Separate Account 1	Pennsylvania		Issuer of Annuity Contracts
*	Nationwide Provident VA Separate Account A	Delaware		Issuer of Annuity Contracts
	Nationwide VL Separate Account-A	Ohio		Issuer of Life Insurance Policies
	Nationwide VL Separate Account-B	Ohio		Issuer of Life Insurance Policies
*	Nationwide VL Separate Account-C	Ohio		Issuer of Life Insurance Policies
*	Nationwide VL Separate Account-D	Ohio		Issuer of Life Insurance Policies
*	Nationwide VL Separate Account-G	Ohio		Issuer of Life Insurance Policies
*	Nationwide VLI Separate Account	Ohio		Issuer of Life Insurance Policies
*	Nationwide VLI Separate Account-2	Ohio		Issuer of Life Insurance Policies
*	Nationwide VLI Separate Account-3	Ohio		Issuer of Life Insurance Policies
*	Nationwide VLI Separate Account-4	Ohio		Issuer of Life Insurance Policies
*	Nationwide VLI Separate Account-5	Ohio		Issuer of Life Insurance Policies
*	Nationwide VLI Separate Account-6	Ohio		Issuer of Life Insurance Policies
*	Nationwide VLI Separate Account-7	Ohio		Issuer of Life Insurance Policies
*	Nationwide Provident VLI Separate Account 1	Pennsylvania		Issuer of Life Insurance Policies
*	Nationwide Provident VLI Separate Account A	Delaware		Issuer of Life Insurance Policies

NATIONWIDE®

FARMLAND MUTUAL INSURANCE COMPANY
Guaranty Fund Certificate
Casualty
NATIONWIDE MUTUAL INSURANCE COMPANY (CASUALTY)
NATIONWIDE MUTUAL FIRE INSURANCE COMPANY (FIRE)
NATIONWIDE FOUNDATION
MEMBERSHIP NONPROFIT CORPORATION
F & B, INC.
Common Stock: 1 Share
Farmland Mutual–100%
NATIONWIDE GENERAL INSURANCE COMPANY
Common Stock: 20,000 Shares
Casualty–100%
NATIONWIDE PROPERTY AND CASUALTY INSURANCE COMPANY
Common Stock: 60,000 Shares
Casualty–100%
NATIONWIDE ASSURANCE COMPANY (ASSURANCE)
Common Stock: 1,750 Shares
Casualty–100%
NATIONWIDE AGRIBUSINESS INSURANCE COMPANY
Common Stock: 949,992 Shares
Casualty–100%
Other Capital:
Casualty–Pfd.
NATIONAL CASUALTY COMPANY (NC)
Common Stock: 100 Shares
Casualty–100%
NCC OF AMERICA, LTD. (INACTIVE)
NC–100%
NATIONWIDE MANAGEMENT SYSTEMS, INC.
Common Stock: 100 Shares
Casualty–100%
NATIONWIDE AFFINITY INSURANCE COMPANY OF AMERICA
Common Stock: 500,000 Shares
Casualty–100%
NEWHOUSE CAPITAL PARTNERS, LLC
Casualty–70%
GGV–19%
Fire–10%
NATIONWIDE LLOYDS
A TEXAS LLOYDS
THI HOLDINGS DELAWARE, INC. (THI)
Common Stock: 100 Shares
Casualty–100%
(See Page 2)
ATLANTIC FLORIDIAN INSURANCE COMPANY
Casualty–100%
SCOTTSDALE INSURANCE COMPANY (SIC)
Common Stock: 30,136 Shares
Casualty–100%
(See Page 2)
ALLIED GROUP, INC. (AGI)
Common Stock: 850 Shares
Casualty–100%
(See Page 2)
RP&C INTERNATIONAL, INC.
Common Stock: 1,112 Shares
Casualty–20.7%
NATIONWIDE CAPITAL MORTGAGE, LLC
Mutual–5%
NW Indemnity–95%
NATIONWIDE INSURANCE COMPANY OF FLORIDA
Common Stock: 10,000 Shares
Casualty–100%
NATIONWIDE PRIVATE EQUITY FUND, LLC
Casualty–100%
SCOTTSDALE INDEMNITY COMPANY
Common Stock: 50,000 Shares
Casualty–100%
NATIONWIDE INDEMNITY COMPANY (NW INDEMNITY)
Common Stock: 28,000 Shares
Casualty–100%
LONE STAR GENERAL AGENCY, INC.
Common Stock: 1,000 Shares
Casualty–100%
COLONIAL COUNTY MUTUAL INSURANCE COMPANY
Surplus Debentures:
Assurance
Lone Star
NATIONWIDE SERVICES COMPANY, LLC (NSC)
Single Member Limited Liability Company
Casualty–100%
NATIONWIDE PROPERTY PROTECTION SERVICES, LLC.
NSC–100%
AMERICAN MARINE UNDERWRITERS, INC.
Common Stock: 20 Shares
Casualty–100%
NATIONWIDE CASH MANAGEMENT COMPANY
Common Stock: 100 Shares
Casualty–100%
NATIONWIDE ARENA LLC
Casualty–90%
INSURANCE INTERMEDIARIES, INC. (III)
Common Stock: 1,615 Shares
Casualty–100%
NATIONWIDE EXCLUSIVE AGENT RISK PURCHASING GROUP, LLC
III–100%
DISCOVER INSURANCE AGENCY, LLC
Single Member Limited Liability Company
Casualty–100%
DISCOVER INSURANCE AGENCY OF TEXAS, LLC
Single Member Limited Liability Company
NATIONWIDE CORPORATION
Common Stock: 13,642,432 Shares
Casualty–95.2%
Fire–4.8%
(See Page 3)
ALLNATIONS, INC.
Common Stock: 12,320 Shares
Casualty–16.27%
Fire–16.27%
Preferred Stock 1,466 Shares
Casualty–6.8%
Fire–6.8%
NATIONWIDE INTERNATIONAL UNDERWRITERS
Common Stock: 1,000 Shares
Casualty–100%
CRESTBROOK INSURANCE COMPANY
Common Stock: 52,000 Shares
Casualty–100%
NATIONWIDE REALTY INVESTORS, LTD
Casualty–95%
NW Indemnity–5%
NATIONWIDE MUTUAL CAPITAL, LLC (Mutual Cap)
Single Member Limited Liability Company
Casualty–100%
NATIONWIDE MUTUAL CAPITAL 1, LLC
Class A Units
Mutual Cap–99.85%
RETENTION ALTERNATIVES, LTD.
Common Stock: 120,000 Shares
Fire–100%
Subsidiary Companies — Solid Line
Contractual Association — Double Line
Limited Liability Company — Dotted Line
June 30, 2006

NATIONWIDE®

FARMLAND MUTUAL INSURANCE COMPANY
Guaranty Fund Certificate
Casualty
(See Page 1)
NATIONWIDE MUTUAL INSURANCE COMPANY (CASUALTY)
(See Page 1)
NATIONWIDE MUTUAL FIRE INSURANCE COMPANY (FIRE)
(See Page 1)
ALLIED GROUP, INC. (AGI)
Common Stock: 850 Shares
Casualty–100%
NATIONWIDE INSURANCE COMPANY OF AMERICA
Common Stock: 12,000 Shares
AGI–100%
NATIONWIDE DOCUMENT SOLUTIONS, INC.
Common Stock: 10,000 Shares
AGI–100%
DEPOSITORS INSURANCE COMPANY (DEPOSITORS)
Common Stock: 300,000 Shares
AGI–100%
ALLIED PROPERTY AND CASUALTY INSURANCE COMPANY (ALLIED P & C)
Common Stock: 300,000 Shares
AGI–100%
NATIONWIDE ADVANTAGE MORTGAGE COMPANY (NAMC)
Common Stock: 333,837 Shares
AGI – 70.09%
AMCO – 17.21%
Allied P&C – 8.47%
Depositors – 4.23%
AGMC REINSURANCE, LTD.
Common Stock: 11,000 Shares
NAMC–100%
AID FINANCE SERVICES, INC. (AID FINANCE)
Common Stock: 10,000 Shares
AGI–100%
NATIONWIDE SALES SOLUTIONS, INC.
Common Stock: 20,000 Shares
Aid Finance–100%
PREMIER AGENCY, INC.
Common Stock: 100,000 Shares
AGI–100%
AMCO INSURANCE COMPANY (AMCO)
Common Stock: 300,000 Shares
AGI–100%
ALLIED GENERAL AGENCY COMPANY
Common Stock: 5,000 Shares
AMCO–100%
ALLIED TEXAS AGENCY, INC.
AMCO–100%
CALFARM INSURANCE AGENCY
Common Stock: 1,000 Shares
AMCO–100%
CAL-AG INSURANCE SERVICES, INC.
Common Stock: 100 Shares
CalFarm Insurance Agency–100%
SCOTTSDALE INSURANCE COMPANY (SIC)
Common Stock: 30,136 Shares
Casualty–100%
SCOTTSDALE SURPLUS LINES INSURANCE COMPANY
Common Stock: 10,000 Shares
SIC–100%
WESTERN HERITAGE INSURANCE COMPANY
Common Stock: 4,778,676 Shares
SIC–100%
VETERINARY PET INSURANCE CO. (VPI)
Common Stock: 5,841,395 Shares
SIC–99.39%
DVM INSURANCE AGENCY, INC.
VPI–100%
V.P.I. SERVICES INC.
VPI–100%
THI HOLDINGS DELAWARE, INC. (THI)
Common Stock: 100 Shares
Casualty-100%
TITAN HOLDINGS SERVICE CORPORATION (TITAN HOLDINGS)
Common Stock: 100,00 Shares
THI-100%
TITAN INDEMNITY COMPANY (TITAN)
Common Stock: 4,319,951 Shares
THI-100%
TITAN INSURANCE COMPANY (TITAN INSURANCE)
Common Stock: 1,000,000 Shares
Titan-100%
TITAN AUTO AGENCY, INC. (MI)
Common Stock: 1,000 Shares
Titan Insurance-100%
VICTORIA FINANCIAL CORP. (VICTORIA)
Common Stock: 1,000 Shares
THI-100%
VICTORIA FIRE & CASUALTY COMPANY (VICTORIA FIRE)
Common Stock: 1,600 Shares
Victoria-100%
VICTORIA INSURANCE AGENCY, INC.
Common Stock: 497 Shares Class B
3 Shares Class A
Victoria-100% of Class A & Class B
VICTORIA AUTOMOBILE INSURANCE COMPANY
Common Stock: 1,600 Shares
Victoria Fire-100%
VICTORIA NATIONAL INSURANCE COMPANY
Common Stock: 1,000 Shares
Victoria Fire-100%
VICTORIA SELECT INSURANCE COMPANY
Common Stock: 1,000 Shares
Victoria Fire-100%
VICTORIA SPECIALTY INSURANCE COMPANY
Common Stock: 1,000 Shares
Victoria Fire-100%
WHITEHALL HOLDINGS, INC. (WHITEHALL)
Common Stock: 1,000 Shares
THI-100%
TITAN AUTO INSURANCE OF NEW MEXICO, INC.
Common Stock: 1,000 Shares
Whitehall-100%
WI OF FLORIDA, INC.
Common Stock: 100 Shares
Whitehall-100%
TITAN INSURANCE SERVICES, INC. (TITAN SERVICES)
Common Stock: 1 Share
Whitehall-100%
TITAN NATIONAL AUTO CALL CENTER, INC.
Common Stock: 100 Shares
Titan Services-100%
QUICK SURE AUTO AGENCY, INC.
Common Stock: 1,050 Shares
Titan Services-100%

Subsidiary Companies — Solid Line
Contractual Association — Double Line
Limited Liability Company — Dotted Line

June 30, 2006

Page 2

NATIONWIDE®

FARMLAND MUTUAL INSURANCE COMPANY
Guaranty Fund Certificate
Casualty
(See Page 1)
NATIONWIDE MUTUAL INSURANCE COMPANY (CASUALTY)
(See Page 1)
NATIONWIDE MUTUAL FIRE INSURANCE COMPANY (FIRE)
(See Page 1)
NATIONWIDE CORPORATION (NW CORP)
Common Stock: 13,642,432 Shares
Casualty–95.2%
Fire–4.8%
PANEUROLIFE (PEL)
Common Stock: 1,300,000 Shares
LUX SA – 99.99%
NGH –.01%
NGH LUXEMBOURG S. à. r. L (LUX SA)
Common Stock: 225,739 Shares
NGH–64.27%
NETHER –35.73%
NGH UK, LTD.
NGH – 100%
GVH PARTICIPACOES e EMPREENDIMENTOS LTDA. (GVH)
NGH – 99.99%
NW Corp – .01%
VIDA SEGURADORA SA
Common Stock: 1,121,362,977 Shares
GVH – 99.45%
EUROPEWIDE LIFE S.A. (EWL)
LUX SA – 99.99%
NGH – .01%
NATIONWIDE GLOBAL SERVICES EIG
PEL – 33%
EWL – 33%
NGH – 33%
NATIONWIDE GLOBAL HOLDINGS, INC. (NGH)
Common Stock: 1 Share
NW Corp–100%
NGH NETHERLANDS B.V. (NETHER)
NW Corp – 99.84%
NGH – .16%
NATIONWIDE SERVICES SP. Z O.O.
Common Stock: 24,906 Shares
NGH – 100%
NATIONWIDE GLOBAL FINANCE, LLC
Single Member Limited Liability Company
NGH – 100%
NATIONWIDE FINANCIAL SP. Z O.O.
Common Stock: 25,700 Shares
NGH – 100%
SIAM AR-NA-KHET COMPANY LTD. (SIAM)
NGH – 48.99%
NATIONWIDE SECURITIES, INC.
Common Stock: 7,676 Shares
NW Corp–100%
NATIONWIDE FINANCIAL SERVICES, INC. (NFS)
Common Stock: Control
Class A Public–100%
Class B NW Corp–100%
(See Page 4)
NATIONWIDE HEALTH & PRODUCTIVITY COMPANY (NHPC)
NW Corp–100%
FUTUREHEALTH HOLDING COMPANY (FHC)
NHPC–100%
FUTUREHEALTH CORPORATION
FHC–100%
FUTUREHEALTH TECHNOLOGIES CORPORATION
FHC–100%
GARTMORE GLOBAL ASSET MANAGEMENT TRUST (GGAMT)
NW Corp–100%
(See Page 5)
FINANCIAL SETTLEMENT SERVICES AGENCY, INC.
Common Stock: 1,500 Shares
NW Corp–100%
GATES, MCDONALD & COMPANY (GATES)
Common Stock: 254 Shares
NW Corp.–100%
MEDPROSOLUTIONS, INC.
Gates–100%
GATESMCDONALD & COMPANY OF NEW YORK, INC.
Common Stock: 3 Shares
Gates–100%
GATESMCDONALD HEALTH PLUS, INC.
Common Stock: 200 Shares
Gates–100%
GATESMCDONALD DTC, LLC
Gates–100%
GATESMCDONALD DTAO, LLC
Gates–100%
GATESMCDONALD NTNHP, LLC
Gates–100%

Subsidiary Companies — Solid Line
Contractual Association — Double Line
Limited Liability Company — Dotted Line

June 30, 2006

Page 3

NATIONWIDE®

FARMLAND MUTUAL INSURANCE COMPANY
Guaranty Fund Certificate
Casualty
(See Page 1)
NATIONWIDE MUTUAL INSURANCE COMPANY (CASUALTY)
(See Page 1)
NATIONWIDE MUTUAL FIRE INSURANCE COMPANY (FIRE)
(See Page 1)
NATIONWIDE CORPORATION (NW CORP)
Common Stock: 13,642,432 Shares
Casualty–95.2%
Fire–4.8%
NATIONWIDE FINANCIAL SERVICES, INC. (NFS)
Common Stock: Control
Class A Public-100%
Class B NW Corp-100%
TBG INSURANCE SERVICES CORP.
NFS–63%
TBG AVIATION, LLC
TBG–12.5%
TBG DANCO INSURANCE SERVICES CORPORATION
TBG–100%
TBG FINANCIAL & INSURANCE SERVICES CORPORATION
TBG–100%
TBG FINANCIAL & INSURANCE SERVICES CORPORATION OF HAWAII
TBG–100%
MULLIN TBG INSURANCE AGENCY SERVICES, LLC
TBG–50%
TGB ADVISORY SERVICESCORPORATION
TBG–100%
TEAMSTAFF, INC.
Common Stock: 15,710,000 Shares
NW Life-14%
NATIONWIDE LIFE INSURANCE COMPANY (NW LIFE)
Common Stock: 3,814,779 Shares
NFS-100%
NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
Common Stock: 66,000 Shares
NW Life-100%
NATIONWIDE INVESTMENT SERVICES CORPORATION
Common Stock: 5,000 Shares
NW Life-100%
NATIONWIDE FINANCIAL ASSIGNMENT COMPANY
NW Life-100%
NATIONWIDE PROPERTIES, LTD.
Units:
NW Life-97.6%
Casualty-2.4%
NATIONWIDE COMMUNITY DEVELOPMENT CORP., LLC
Units:
NW Life-67%
NW Indemnity-33%
TEXAS HOUSING FUND, LLC
NW Life-8.65%
NW Indemnity-8.65%
LIFE REO HOLDINGS LLC (REO)
NW LIFE–100%
NATIONWIDE FINANCIAL SERVICES CAPITAL TRUST
Preferred Stock:
NFS-100%
NF REINSURANCE, LTD
Common Stock: 250,000 Shares
NFS–100%
REGISTERED INVESTMENT ADVISORS SERVICES, INC.
NFS-100%
NATIONWIDE BANK
Common Stock: 2,800,000 Shares
NFS-100%
NFS DISTRIBUTORS, INC. (NFSDI)
NFS-100%
NATIONWIDE FINANCIAL STRUCTURED PRODUCTS, LLC
NFS-100%
PENSION ASSOCIATES, INC.
Common Stock: 1,000 Shares
NFS-100%
NATIONWIDE LIFE INSURANCE COMPANY OF AMERICA (NLICA)
NFS-100%
NATIONWIDE FINANCIAL INSTITUTION DISTRIBUTORS AGENCY, INC. (NFIDAI)
Common Stock: 1,000 Shares
NFSDI-100%
THE 401(k) COMPANIES, INC. (401(k))
NFSDI-100%
NATIONWIDE RETIREMENT SOLUTIONS, INC. (NRS)
Common Stock: 236,494 Shares
NFSDI-100%
FINANCIAL HORIZONS DISTRIBUTORS AGENCY OF ALABAMA, INC.
Common Stock: 10,000 Shares
NFIDAI-100%
FINANCIAL HORIZONS DISTRIBUTORS AGENCY OF OHIO, INC
NFIDAI-100%
NATIONWIDE FINANCIAL INSTITUTION DISTRIBUTORS INSURANCE AGENCY, INC. OF MASS.
Common Stock: 100 Shares
NFIDAI-100%
FINANCIAL HORIZONS DISTRIBUTORS AGENCY OF TEXAS,
NATIONWIDE FINANCIAL INSTITUTION DISTRIBUTORS AGENCY, INC. OF NEW MEXICO
Common Stock: 100 Shares
NFIDAI-100%
401(k) INVESTMENT SERVICES, INC.
Common Stock: 1,000,000 Shares
401(k)-100%
401(k) INVESTMENT ADVISORS, INC.
Common Stock: 1,000 Shares
401(k)-100%
THE 401(k) COMPANY
Common Stock: 855,000 Shares
401(k)-100%
NATIONWIDE RETIREMENT SOLUTIONS, INC. OF ARIZONA
Common Stock: 1,000 Shares
NRS-100%
NATIONWIDE RETIREMENT SOLUTIONS, INC. OF OHIO
NATIONWIDE RETIREMENT SOLUTIONS, INS. AGENCY, INC.
Common Stock: 1,000 Shares
NRS-100%
NATIONWIDE RETIREMENT SOLUTIONS, INC. OF TEXAS
NATIONWIDE LIFE AND ANNUITY COMPANY OF AMERICA
NLICA - 100%
NATIONWIDE LIFE INSURANCE COMPANY OF DELAWARE
NLICA - 100%
NATIONWIDE PROVIDENT HOLDING COMPANY (NPHC)
NLICA - 100%
1717 INSURANCE AGENCY OF TEXAS, INC.
1717 CAPITAL MANAGEMENT COMPANY
NPHC - 100%
1717 ADVISORY SERVICES, INC.
RCMD - 100%
RCMD FINANCIAL SERVICES, INC. (RCMD)
NPHC - 100%
1717 BROKERAGE SERVICES, INC. (BSI)
RCMD - 100%
PROVESTCO, INC.
NPHC - 100%
1717 INSURANCE AGENCY OF MASSACHUSETTS, INC.
BSI - 100%
WASHINGTON SQUARE ADMINISTRATIVE SERVICES, INC.
NPHC - 100%
Subsidiary Companies — Solid Line
Contractual Association — Double Line
Limited Liability Company — Dotted Line
June 30, 2006

Page 4

NATIONWIDE®

FARMLAND MUTUAL INSURANCE COMPANY
Guaranty Fund Certificate
Casualty
(See Page 1)
NATIONWIDE MUTUAL INSURANCE COMPANY (CASUALTY)
(See Page 1)
NATIONWIDE MUTUAL FIRE INSURANCE COMPANY (FIRE)
(See Page 1)
NATIONWIDE CORPORATION (NW CORP)
Common Stock: 13,642,432 Shares
Casualty–95.2%
Fire–4.8%
GARTMORE GLOBAL ASSET MANAGEMENT TRUST (GGAMT)
NW Corp.–100%
AUDENSTAR LIMITED (AL)
GGL – 100%
RIVERVIEW INTERNATIONAL GROUP, INC. (RIG)
GGL – 79%
AL – 21%
GARTMORE RIVERVIEW II, LLC (River II)
RIG – 100%
GARTMORE RIVERVIEW, LLC (River)
River II – 70%
GARTMORE RIVERVIEW POLYPHONY,LLC
River – .02%
Casualty – 89.07%
Fire – 10.91%
NATIONWIDE ASSET MANAGEMENT HOLDINGS, LTD. (NAMHL)
GGAMT – 100%
GARTMORE GROUP LTD. (GGL)
NAMHL – 83%
NATIONWIDE UK HOLDING COMPANY, LTD. (NUKHCL)
GGL – 100%
ASSET MANAGEMENT HOLDINGS PLC (AMH)
NUKHCL – 100%
GARTMORE INVESTMENT MANAGEMENT PLC (GIM)
AMH – 99.99%
GNL – .01%
GARTMORE GLOBAL INVESTMENTS, INC. (GGI)
(See Page 6)
GARTMORE INVESTMENT SERVICES LTD. (GISL)
GIM – 80%
GNL – 20%
GARTMORE INVESTMENT SERVICES GMBH
GISL – 100%
GARTMORE FUND MANAGERS INTERNATIONAL LIMITED (GFMI)
(In Liquidation)
GISL – 99.99%
GSL – .01%
GARTMORE MANAGERS (JERSEY) LTD.
(In Liquidation)
GFMI – 94%
GSL – 3%
GIM – 3%
GARTMORE NO.1 GENERAL PARTNER, LTD.
GIM – 100%
GARTMORE NO.2 GENERAL PARTNER, LTD.
GIM – 100%
GARTMORE FUND MANAGERS LTD. (GFM)
GIM – 99.99%
GNL – .01%
FENPLACE LIMITED
GFM – 100%
GARTMORE PENSION TRUSTEES, LTD.
GIM – 99%
GSL – 1%
GARTMORE NO. 3 GENERAL PARTNER GP LTD.
GIM – 100%
GARTMORE NO. 3 GENERAL PARTNER ILP LTD.
GIM – 100%
GARTMORE SERVICES, LTD.
GIM – 100%
GARTMORE INVESTMENT LTD. (GIL)
GIM – 99.9%
GNL – 0.1%
GARTMORE INVESTMENT JAPAN LIMITED
GIL – 100%
GARTMORE CAYMAN ISLANDS LIMITED
GIM – 100%
GARTMORE DELAWARE INC.
GIM – 100%
DAMIAN SECURITIES LTD.
GIM – 50%
GSL – 50%
GARTMORE NOMINEES LTD. (GNL)
GIM – 99.99%
GSL – .01%
GARTMORE SECURITIES LTD. (GSL)
GIM – 99.99%
GNL – .01%
GIL NOMINEES LTD.
GIM – 50%
GSL – 50%
GARTMORE CAPITAL MANAGEMENT LTD. (GCM)
GIM – 99.99%
GSL – 0.1%
GARTMORE U.S. LTD. (GUS)
GCM – 100%
GARTMORE GLOBAL PARTNERS (General Partner)
GUS – 50%
GSL – 50%

Subsidiary Companies – Solid Line
Contractual Association – Double Line
Limited Liability Company – Dotted Line

June 30, 2006

Page 5

NATIONWIDE®

FARMLAND MUTUAL INSURANCE COMPANY
Guaranty Fund Certificate
Casualty
(See Page 1)
NATIONWIDE MUTUAL INSURANCE COMPANY (CASUALTY)
(See Page 1)
NATIONWIDE MUTUAL FIRE INSURANCE COMPANY (FIRE)
(See Page 1)
NATIONWIDE CORPORATION (NW CORP)
Common Stock: 13,642,432 Shares
Casualty–95.2%
Fire–4.8%
GARTMORE GLOBAL ASSET MANAGEMENT TRUST (GGAMT)
NW Corp.–100%
NATIONWIDE ASSET MANAGEMENT HOLDINGS, LTD. (NAMHL)
GGAMT–100%
GARTMORE GROUP LTD. (GGL)
NAMHL–83%
GARTMORE GLOBAL INVESTMENTS, INC. (GGI)
Common Stock: 958,750 Shares
GGL–100%
Preferred Stock: 500,000 Shares
GGL–100%
GARTMORE MUTUAL FUND CAPITAL TRUST
DELAWARE BUSINESS TRUST
GARTMORE S.A. CAPITAL TRUST (GSA)
DELAWARE BUSINESS TRUST
GARTMORE GLOBAL ASSET MANAGEMENT, INC. (GGAMI)
GSA–100%
GGI MGT LLC (GGIMGT)
GGAMI - 100%
NEWHOUSE SPECIAL SITUATIONS FUND I, LLC
GGIMGT - 10% (common units)
GGV - 75% (preferred units)
GARTMORE SEPARATE ACCOUNTS, LLC
GSA–60%
GARTMORE INVESTORS SERVICES, INC.
Common Stock: 5 Shares
GGAMI–100%
GARTMORE MORLEY FINANCIAL SERVICES, INC. (MORLEY)
Common Stock: 82,343 Shares
GGAMI–100%
GARTMORE MORLEY CAPITAL MANAGEMENT, INC
Common Stock: 500 Shares
Morley–100%
GARTMORE EMERGING MANAGERS, LLC (GEM)
GSA–100%
NATIONWIDE GLOBAL FUNDS
LUXEMBOURG SICAV
GARTMORE GLOBAL VENTURES, INC. (GGV)
GGAMI–100%
GARTMORE TRUST COMPANY
Common Stock: 2,000 Shares
Morley–100%
NORTHPOINTE CAPITAL LLC
GEM–65%
GARTMORE DISTRIBUTION SERVICES, INC.
Common Stock: 10,000 Shares
GGAMI–100%
CORVIANT CORPORATION (CC)
Common Stock: 250,000 Shares
Series A Preferred: 250,000 Shares
GGAMI–100%
GARTMORE MORLEY & ASSOCIATES, INC.
Common Stock: 3,500 Shares
Morley–100%

Subsidiary Companies — Solid Line
Contractual Association — Double Line
Limited Liability Company — Dotted Line

June 30, 2006

Page 6

Item 29. Indemnification

Ohio's General Corporation Law expressly authorizes and Nationwide’s Amended and Restated Code of Regulations provides for indemnification by Nationwide of any person who, because such person is or was a director, officer or employee of Nationwide was or is a party; or is threatened to be made a party to:

o	any threatened, pending or completed civil action, suit or proceeding;

o	any threatened, pending or completed criminal action, suit or proceeding;

o	any threatened, pending or completed administrative action or proceeding;

o	any threatened, pending or completed investigative action or proceeding.

The indemnification will be for actual and reasonable expenses, including attorney's fees, judgments, fines and amounts paid in settlement by such person in connection with such action, suit or proceeding, to the extent and under the circumstances permitted by the Ohio's General Corporation Law.

Nationwide has been informed that in the opinion of the Securities and Exchange Commission the indemnification of directors, officers or persons controlling Nationwide for liabilities arising under the Securities Act of 1933 (“Act”) is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities is asserted by a director, officer or controlling person in connection with the securities being registered, the registrant will submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act. Nationwide and the directors, officers and/or controlling persons will be governed by the final adjudication of such issue. Nationwide will not be required to seek the court’s determination if, in the opinion of Nationwide’s counsel, the matter has been settled by controlling precedent.

However, the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding is permitted.

Item 30. Principal Underwriter

(a) Nationwide Investment Services Corporation (“NISC”) serves as principal underwriter and general distributor for the following separate investment accounts of Nationwide or its affiliates:

Multi-Flex Variable Account	Nationwide VL Separate Account-C
Nationwide Variable Account	Nationwide VL Separate Account-D
Nationwide Variable Account-II	Nationwide VL Separate Account-G
Nationwide Variable Account-4	Nationwide VLI Separate Account-2
Nationwide Variable Account-5	Nationwide VLI Separate Account-3
Nationwide Variable Account-6	Nationwide VLI Separate Account-4
Nationwide Variable Account-7	Nationwide VLI Separate Account-6
Nationwide Variable Account-8	Nationwide VLI Separate Account-7
Nationwide Variable Account-9
Nationwide Variable Account-10
Nationwide Variable Account-11
Nationwide Variable Account-13
Nationwide Variable Account-14
Nationwide VA Separate Account-A
Nationwide VA Separate Account-B
Nationwide VA Separate Account-C

(b) Directors and Officers of NISC:

Chairman of the Board and Director	Mark D. Phelan
President	Rhodes B. Baker
Senior Vice President	William G. Goslee, Jr.
Vice President	Karen R. Colvin
Vice President	Scott A. Englehart
Vice President	Charles E. Riley
Vice President	Trey Rouse
Vice President and Assistant Secretary	Thomas E. Barnes
Vice President-Compliance Officer	Barbara J. Shane
Associate Vice President and Secretary	Glenn W. Soden
Assistant Treasurer	E. Gary Berndt
Director	James D. Benson
Director	Keith I. Millner

The business address of the Directors and Officers of Nationwide Investment Services Corporation is:
One Nationwide Plaza, Columbus, Ohio 43215

(c)

Name of Principal Underwriter	Net Underwriting Discounts and Commissions	Compensation on Redemption or Annuitization	Brokerage Commissions	Compensation
Nationwide Investment Services Corporation	N/A	N/A	N/A	N/A

Item 31. Location of Accounts and Records

Timothy G. Frommeyer
Nationwide Life Insurance Company
One Nationwide Plaza
Columbus, OH 43215

Item 32. Management Services

Not Applicable.

Item 33. Fee Representation

Nationwide represents that the fees and charges deducted under the contract in the aggregate are reasonable in relation to the services rendered, the expenses expected to be incurred and risks assumed by Nationwide.

SIGNATURES

As required by the Securities Act of 1933, and the Investment Company Act of 1940, the Registrant, NATIONWIDE VLI SEPARATE ACCOUNT-4, certifies that it has caused this Registration Statement to be signed on its behalf in the City of Columbus, and State of Ohio, on this 8th day of September 2006.

NATIONWIDE VLI SEPARATE ACCOUNT-4
(Registrant)

NATIONWIDE LIFE INSURANCE COMPANY
(Depositor)

By: /S/ TIMOTHY D. CRAWFORD
Timothy D. Crawford

As required by the Securities Act of 1933, the Registration Statement has been signed by the following persons in the capacities indicated on this 8th day of September 2006.

W. G. JURGENSEN
W. G. Jurgensen, Director and Chief Executive Officer
ARDEN L. SHISLER
Arden L. Shisler, Chairman of the Board
JOSEPH A. ALUTTO
Joseph A. Alutto, Director
JAMES G. BROCKSMITH, JR.
James G. Brocksmith, Jr., Director
KEITH W. ECKEL
Keith W. Eckel, Director
LYDIA M. MARSHALL
Lydia M. Marshall, Director
DONALD L. MCWHORTER
Donald L. McWhorter, Director
MARTHA JAMES MILLER DE LOMBERA
Martha James Miller de Lombera, Director
DAVID O. MILLER
David O. Miller, Director
JAMES F. PATTERSON
James F. Patterson, Director
GERALD D. PROTHRO
Gerald D. Prothro, Director
ALEX SHUMATE
Alex Shumate, Director
By /s/ TIMOTHY D. CRAWFORD
Timothy D. Crawford
Attorney-in-Fact